Form 10-K405, Exhibit 13
period 1996-12-31
SCIENTIFIC GAMES HOLDINGS CORP
filed 1997-03-31
CIK 880174

                                                                    EXHIBIT 13.1

                       FIVE-YEAR SELECTED FINANCIAL DATA
                        Scientific Games Holdings Corp.


                                                                  Year Ended     Year Ended    Year Ended    Year Ended  Year Ended
                                                                   Dec. 31,       Dec. 31,      Dec. 31,      Dec. 31,    Dec. 31,

                                                                     1996           1995          1994         1993        1992
-----------------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)
STATEMENT OF OPERATIONS DATA
Revenues                                                           $146,620        $149,240     $119,756     $100,128     $ 72,456
Net income (loss)                                                    18,726          22,428       16,080        4,716         (937)
===================================================================================================================================
Earnings (loss) per
 common share                                                          1.41            1.64         1.21          .47         (.13)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Total assets                                                        127,529         110,186       81,169       65,914       53,357
-----------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                        3,984             376        1,620        1,566       29,323
-----------------------------------------------------------------------------------------------------------------------------------
Redeemable preferred stock                                               --              --           --           --        4,250
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                                 93,789(1)       94,580       67,233       49,333       10,205
===================================================================================================================================

(1)Reflects the purchase of $24.6 million of Company Stock

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                        Scientific Games Holdings Corp.

General

The Company's revenues are generated from the sale of instant tickets to lotteries and promotional (commercial) customers, from the provision of cooperative services, instant ticket hardware and software system development and services and from the sale of pull-tab tickets. Instant and pull-tab ticket revenues are generally based on a price per 1,000 tickets. Revenues from cooperative services, software and hardware development may be based on a percentage of the lottery's sales to the public, a contracted price or any combination of the foregoing.

         The Company's operating results can vary significantly from period to period. Revenues and capital expenditures can be difficult to forecast because the Company's sales cycle can vary and depend upon factors such as the size and timing of awarded contracts, changes in customer budgets, ticket inventory position and general economic conditions. Contracts with governmental entities operating newly authorized instant lotteries tend to generate higher levels of ticket sales in the initial months. All of the Company's domestic lottery contracts currently are with jurisdictions whose lotteries have been in operation at least one year (except the New Mexico State Lottery which commenced sale of lottery tickets in 1996). Operating results may be affected by the working capital requirements associated with preparing facilities and equipment, establishing a distribution system and printing tickets for recently awarded contracts, and by the amount of time elapsing before the receipt and/or recognition of revenues from the sale of lottery tickets and the provision of cooperative services. Operating results may also be affected by the utilization of overtime labor and the Company's ability to smoothly integrate new and/or upgraded production equipment with its existing production operations. Revenues from the sale of tickets, cooperative services, software and hardware development may be recognized based upon ticket shipments, a percentage of the lottery's instant ticket sales to the public, a contracted price or any combination of the foregoing. Accordingly, quarter to quarter fluctuations in revenues may be expected. Additionally, circumstances encountered in international markets, including the substantial amount of time involved in bidding on an international contract, the evaluation of such bid and the resultant contract award or rejection can vary significantly from that originally anticipated when the bid is prepared. All of these factors may make it difficult to forecast revenues and expenditures related to the Company's operations over extended periods and may result in fluctuations in the Company's quarterly financial results.

         The Company's domestic lottery contracts typically have an initial term of one to three years and usually provide the customer with options to extend the contract one or more times under the same, or mutually agreeable, terms and conditions for additional periods generally ranging from one to three years. The Company's international lottery contracts are less likely to have firm contract periods and, historically, international lottery ticket customers have sought competitive bids for such contracts more frequently. The Company's customers have exercised extension options in the Company's domestic instant lottery contracts a majority of the time. Upon the expiration of a contract (including any extensions which may have been exercised), lottery authorities often award new contracts through a competitive procurement process. During any quarter, some lottery contract is typically expiring and/or reaching an optional extension date.

         During 1996, the Company had four domestic contracts which expired and its competitors had six which expired. New contracts for these states were awarded through a competitive procurement process in which the Company participated. Management estimates that its customers with expiring contracts represented aggregate tickets shipped equaling approximately 11% of the Company's ticket shipments in 1995 and that its competitors' contracts represented aggregate tickets shipped equaling approximately 20% of the tickets shipped by the Company to its customers in 1995. With regard to contracts held by the Company, it was not the successful bidder on the contract for the Virginia Lottery. It was the successful bidder for approximately 20% of the ticket business for the Wisconsin Lottery and the successful bidder for the West Virginia and Florida lotteries. The West Virginia Lottery contract includes, in addition to instant lottery tickets, field sales support, marketing and advertising, software and SciScan Technology.(R) The Florida contract will include, in addition to instant lottery tickets, field sales support, distribution and marketing services. The West Virginia contract and the Florida contract are both Cooperative Services contracts, and revenues will be based on a percentage of the lotteries' sales to the public. With regard to competitor contracts, the Company was the successful bidder for the lotteries of New York, Illinois and a portion of the instant ticket supply for the New Jersey State Lottery. It was not the successful bidder for competitors' contracts with respect to Kansas and Montana.

         Some of the lottery contracts awarded or re-awarded to the Company in 1996 (and the orders thereunder) in the past have had and in the future may have certain lower equivalent prices than charged in the previous contracts. To the extent such contracts actually contain lower equivalent prices, the Company's profit margins could be adversely affected. The impact of lower equivalent prices in certain contracts, however, may be offset in part by other factors, including higher order levels from new and existing customers, increased production efficiencies and other savings associated with economies of scale. The timing and extent, both of lower equivalent price contracts and offsetting factors, cannot be predicted with certainty. While Scientific Games has frequently been awarded new contracts when its prior domestic contracts and extensions have expired, there can be no assurance that any of the Company's contracts will be extended or that it will be awarded new contracts as a result of competitive procurement processes in the future. Nor can any assurances be given with respect to the Company's ability to offset, in whole or in part, the effects of any intensified price competition.

         During 1997, the Company will have two domestic contracts which will expire and its competitors will have seven contracts which will expire. New contracts for these states will be awarded through a competitive procurement process in which the Company will participate. Management

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                        Scientific Games Holdings Corp.

estimates that the Company's customers with expiring contracts will represent aggregate tickets shipped equaling approximately 3% of the Company's ticket shipments in 1996, and that competitors' expiring contracts will represent aggregate tickets shipped equaling approximately 30% of the Company's ticket shipments in 1996.

RECENT DEVELOPMENTS
In January 1997, the Company announced it was the successful bidder for approximately 60% of the instant ticket business for the New Mexico Lottery. In January, the Company also announced it was the apparent winner of the Pennsylvania Lottery contract, which was formerly held by a competitor of the Company. The Pennsylvania contract will include, in addition to instant lottery tickets, marketing and operations support, as well as ticket warehousing, inventory control, ticket distribution and ticket delivery to retailers, field sales, distribution and marketing services. The Company was not the successful bidder for contracts with the Texas Lottery which were re-awarded to a competitor.

         In January, the Company further announced that it was awarded a 5-year contract by the Virginia Lottery to provide software and hardware for a new automated ticket redemption system. The contract includes installation of approximately 6,000 units of the Company's new SciScan Technology(R) keyless validation terminals as well as the provision of software to interface with the Lottery's existing instant ticket software system, and the provision of automated administration and ticket validation support.

         Finally, in January, the Company also announced it signed a letter of intent to purchase Tele Control, an on-line lottery and transaction processing company located in Vienna, Austria, from Autotote Corporation. The purchase price is $25 million, subject to adjustments reflecting changes in the net assets of Tele Control from October 31, 1996.

RESULTS OF OPERATIONS
The following table illustrates certain components of the consolidated results of operations expressed as a percentage of revenues for the periods indicated.

                                                   1996        1995       1994
------------------------------------------------------------------------------
Revenues                                            100%       100%       100%
Gross Margin                                       38.3       40.8       38.6
Selling, general and administrative                11.9        9.9       10.1
Earnings from operations before
  interest, income taxes, depreciation
  and amortization                                 26.4       30.9       28.5
Depreciation and amortization                       6.2        5.9        5.7
Income before interest and taxes                   20.2       25.1       22.8
Interest Income                                     0.6        0.4        0.1
Gain/(loss) foreign currency                        0.5          -          -
Interest expense                                    0.1        0.2        0.4
Income before income taxes                         21.2       25.3       22.5
Income tax expense                                  8.4       10.2        9.1
Net Income                                         12.8%      15.0%      13.4%
===============================================================================

Twelve-month period ended December 31, 1996 compared to twelve-month period ended December 31, 1995.

Revenues for the twelve-month period ended December 31, 1996 decreased $2.6 million or 1.7% over the revenues for the twelve-month period ended December 31, 1995. The decrease was primarily due to a decrease in sales to international customers and domestic customers of approximately $7.4 million and $1.3 million, respectively, as compared to the same period in 1995, which was partially offset by the $6.1 million of sales by the Company's Scientific Games International Limited subsidiary which was acquired on October 1, 1996, during the fourth quarter.

         The decline in revenues to international customers was due mainly to a decline in lottery retail sales of two customers. The decline in domestic sales was due to the decline in sales during the first quarter of the year resulting mainly from customer inventory adjustments. As discussed more fully above, lotteries may have periods of increasing and decreasing retail sales which, in turn, can have an impact on the operating results of the Company.

         Gross margins decreased to 38.3% for the twelve-month period ended December 31, 1996 from 40.8% for the twelve-month period December 31, 1995. The margin decline can be attributed to lottery contracts awarded or re-awarded having lower equivalent prices than charged in previous contracts, higher production costs due to a change in the mix of materials used for certain games, more frequent production runs with fewer tickets per run and the impact of SGIL's traditional lower margins. These higher costs were partially offset by a number of events including efficiency improvements resulting from the 1994 and 1995 capital investment program, the absence of the startup costs related to such program during the twelve-month period ended December 31, 1996 and the distribution of work among the Company's facilities to achieve the most cost-effective production.

         Selling, general and administrative ("SG&A") expenses increased $2.7 million for the twelve-month period of 1996 over the same period of 1995. SG&A expenses also increased as a percentage of revenues to 11.9% from 9.9%. Approximately half of the dollar increase was attributable to the additional SG&A costs of SGIL as well as an increase in international marketing and sales expenses, including trade show expenses, travel costs, and an increase in overall compensation costs. The percentage increase in SG&A was due to the dollar increase of SG&A expenses and the slightly lower sales in the twelve-month period ended December 31, 1996 as compared to the same period in 1995. For the fourth quarter, SG&A was $5.0 million or approximately 11.2% of sales for such quarter. Management anticipates that SG&A expenses will continue at levels similar to or slightly higher than experienced in the fourth quarter of 1996. SG&A expenses are subject to change both as a percentage of sales and dollar volume dependent upon the amount of revenues for the applicable period.

         Depreciation and amortization expenses increased for the twelve-month period ended December 31, 1996 by

                        Scientific Games Holdings Corp.

 $316,000 over the comparable period of 1995. The increase was attributable to the addition of the depreciation expense of SGIL as well as the amortization of the goodwill related to acquisition of SGIL, the customers of ILS and the representation agreement with De La Rue.

         Interest income for the twelve-month period ended December 31, 1996 exceeded the twelve-month period ended December 31, 1995, due to the increase in average cash and cash equivalent balance during the year. Interest expense decreased because of a lower capitalized lease balance in 1996 as compared to 1995. Gains on foreign currency increased by $730,000 due mainly to activity related to the acquisition of SGIL as well as net gains on non-U.S. dollar transactions in the normal course of business.

         Net earnings were $18.7 million for the twelve-month period ended December 31, 1996 and $22.4 million for the period ended December 31, 1995. The decrease in net income of $3.7 million was due primarily to the drop in income in the first quarter of 1996 of approximately $3.6 million. The decrease in net income in the first quarter of 1996 was due mainly to a decrease in revenues caused by customer inventory adjustments.

         The effective tax rate for the twelve-month period ended December 31, 1996 was 39.7% as compared to 40.5% for the year ended December 31, 1995. The decrease in the effective tax rate is the result of the Company taking advantage of certain tax reductions regarding research and development tax credits and export tax credits brought about by the formation of a Company-owned foreign sales corporation. Going forward, the Company expects its effective tax rate to be slightly higher if such tax credits do not continue to be available at the same rate or amounts as were available during 1996.

         Earnings per common share for the twelve-month period ended December 31, 1996 were $1.41 cents per share compared to $1.64 for the same period in 1995. The 14.0% decrease in earnings per share was due to a 16.5% decrease in net income which was partially offset by a reduction in the weighted average number of common equivalent shares outstanding resulting from the Company's repurchase of shares of its common stock during the year. The weighted average number of shares outstanding decreased from 13.7 million in 1995 to 13.3 million in 1996.

TWELVE-MONTH PERIOD ENDED DECEMBER 31, 1995 COMPARED TO TWELVE-MONTH PERIOD ENDED DECEMBER 31, 1994.
Revenues for 1995 increased $29.5 million, or 24.6%, over revenues for 1994, primarily due to increase in sales to international customers of $15.2 million and to domestic customers of $23.9 million, excluding the 1994 sales of validation equipment and software systems for $9.6 million, which were not repeated in 1995.

         Gross margins increased to 40.8% for 1995 from 38.6% for 1994, primarily due to efficiency gains from increased volumes and new production methods along with sale of new instant ticket products. Partially offsetting the efficiency gains were start-up costs related to a new press which was placed in service in March 1995.

         Selling, general and administrative expenses in 1995 increased $2.6 million over 1994 but as a percentage of gross revenues decreased to 9.9% in 1995 as compared to 10.1% for 1994. The higher dollar expenditures were related to the overall increase in administrative, marketing and sales activities required to support the growth of the business.

         Depreciation and amortization for 1995 increased 29.3%, or $2.0 million, from 1994 as a result of an increase in capital equipment related mostly to a 1994 and 1995 expansion project which included a building expansion, a new press and new imagers for the existing presses. Included in 1995 depreciation and amortization was the write-down on equipment that was replaced in the 1994 and 1995 expansion project.

         Interest expense for 1995, which related mostly to capitalized leases, decreased 37.7% from 1994 due primarily to the reduction in account balance of outstanding capitalized leases. Interest income was $444,000 higher than 1994 due to the increased level of short-term investments resulting from a build up of cash reserves.

         Income tax expense increased $4.4 million in 1995 over 1994 mainly due to an increase in income before taxes of $10.7 million. The effective tax income rate as a percentage of income before taxes was 40.5% as compared to 40.4% in 1994.

         Net income increased 39.5% in 1995 over 1994 to $22.4 million.

         Earnings per common share for 1995 were $1.64 per share, a 35.5% increase over the $1.21 per share earned in 1994.

LIQUIDITY AND CAPITAL RESOURCES
In 1996, Scientific Games generated a significant amount of cash from operations, as it did in 1995 and 1994. During the year, the Company made substantial investments and stock repurchases with the cash that had been generated in 1996 as well as cash that had been generated and accumulated in prior years.

         The Company's cash and cash equivalents balance decreased by $20.1 million during 1996 declining from $26.4 million to $6.3 million, while debt increased from approximately $1 million, consisting solely of capitalized leases, to $4.4 million of which $.4 million was capitalized leases. Total shareholders' equity declined in the period as a result to the Company's stock repurchase program.

         In 1996, the Company generated $26.5 million in cash from operating activities, as compared to $24.8 million in 1995. The primary contributions to cash from operating activities in 1996 were net income, depreciation and a decrease in net operating assets and liabilities.

         Investing activities increased from $9.1 million in 1995 to $27.2 million in 1996. The increase was due to the acquisitions of businesses for $23.5 million while the purchase of property and equipment decreased $5.2 million. The decrease in fixed asset purchases was primarily due to the completion of a new press during 1995 without a comparable acquisition in 1996.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                        Scientific Games Holdings Corp.

         There was a net utilization of cash from financing activities of $19.5 million in 1996 as compared to 1995. The primary reason for the net utilization was the repurchase of approximately 1.2 million shares of common stock for the aggregate cost of approximately $24.6 million. The Company current has authorization from its Board of Directors to purchase, from time to time, depending on market conditions, up to nine hundred thousand additional shares of common stock. The Company had a net cash flow from borrowings of $3.9 million.

         In 1995, the Company generated $24.8 million in cash from operating activities, up from $18.3 million in 1994. The primary contributions to cash from operating activities in 1995 were net income, and depreciation and amortization totaling $31.2 million in the aggregate. Net income, and depreciation and amortization in 1995 were $8.3 million higher than 1994. Changes in working capital resulted in a cash usage of $8.3 million for 1995, a decrease of $800,000 over 1994. The primary reason for such increase in working capital was due to an $8.9 million increase in trade receivable resulting from a 25% growth in revenues and a higher percentage of international customers, who sometime require longer payment terms. The increase in accounts receivable was partially offset by an increase in accounts payable and accrued liabilities.

         Investing activities for the purchase of property and equipment was $9.1 million, a decrease of $8.1 million from the expansion year of 1994. In addition, in 1994 the Company purchased the assets of GameTec for $1.1 million, which assets are currently used in the Company's pull tab business.

         In connection with the October 1, 1991 acquisition of the assets of the Company from Bally Entertainment Corporation ("Bally"), the Company agreed to make an earn out payment (the "Earnout") of up to $5 million on April 30, 1997 if total cumulative earnings before interest, income taxes, depreciation and amortization ("EBITDA") from October 1, 1991 through December 31, 1996 equaled or exceeded $95.4 million. At December 31, 1996, cumulative EBITDA from October 1, 1991 exceeded $95.4 million without any Adjustments as discussed below. Management believes that the Company has competing claims, offsets and other potential adjustments (collectively, "Adjustments") which could reduce the amount ultimately determined to be owed to Bally, if any. However, the effect of such Adjustments cannot be quantified at this time and there can be no assurance that such Adjustments ultimately will affect the timing or amount of any Earnout payments which may be required. The maximum amount payable to Bally has been accrued as additional goodwill and will be amortized over 35 years.

         In light of the Company's proposed purchase of Tele Control, the potential payment to Bally, the cash requirements associated with the potential leases of SciScan Technology(TM), a potential expansion of facilities, potential continued share repurchases, as well as other potential investment opportunities and working capital requirements, the Company has increased its borrowing capacity. In December 1996, the Company entered into a new $80 million, three-year revolving credit facility (the "Bank Credit Agreement") with two, one-year extension options with the consent of the lenders. The Bank Credit Agreement offers borrowing rate options under prime rate, London Interbank Offered Rate ("LIBOR") or Interbank Offered Rate ("IBOR"), plus or minus an applicable margin depending on the type of borrowing and the Company's debt to total capitalization ratio as defined in such agreement. The Bank Credit Agreement contains covenants that, among other things, govern a defined debt to total capitalization ratio, a certain fixed charge ratio, the imposition of liens on assets, and asset sales.

         The Company expects that its cash balance, cash flows from operations and the availability of funds under its Bank Credit Agreement should permit it to meet anticipated acquisitions, capital expenditures, working capital and fund future growth as new business opportunities arise.

INFLATION AND CHANGING PRICES
Management does not believe that inflation has had an abnormal or unanticipated effect on Scientific Games' operations. Inflationary pressures would be significant to the Company's business if raw materials used for instant lottery ticket production were significantly affected. Available supply from the paper industry tends to fluctuate, and prices may be affected by supply.

         In 1996, inflation was not a significant factor in the Company's results of operations, and the Company was not impacted by significant pricing changes as compared to 1995 when it received two increases of approximately 5% each in substrate (paper stock). The Company is not in a position to forecast the prices or supply of its substrate or other raw materials in 1997 but does not anticipate any substantial changes which will materially affect operating results.

         In certain limited cases, the Company's contracts with its customers contain provisions to adjust for inflation on an annual basis, but there is no assurance that this adjustment would cover raw material price increases. Although the Company has long-term and generally satisfactory relationships with most of its suppliers, the Company believes alternative sources to meet its raw material needs are available.

                       CONSOLIDATED STATEMENTS OF INCOME
                        Scientific Games Holdings Corp.

                                                              Year ended December 31
                                                          1996        1995         1994
------------------------------------------------------------------------------------------
(In thousands, except per share data)

Revenues                                               $146,620     $149,240     $119,756
Cost of revenues excluding
  depreciation and amortization                          90,442       88,276       73,502
------------------------------------------------------------------------------------------
                                                         56,178       60,964       46,254
Selling, general and administrative
  expenses excluding depreciation
  and amortization                                       17,494       14,778       12,137
------------------------------------------------------------------------------------------
                                                         38,684       46,186       34,117
Depreciation and amortization                             9,133        8,817        6,821
------------------------------------------------------------------------------------------
                                                         29,551       37,369       27,296
Interest income                                             917          613          169
Gain on foreign currency                                    748           18            -
Interest expense                                            153          289          464
------------------------------------------------------------------------------------------
Income before income taxes                               31,063       37,711       27,001
Income tax expense                                       12,337       15,283       10,921
------------------------------------------------------------------------------------------
Net income                                             $ 18,726     $ 22,428     $ 16,080
==========================================================================================
Income per common share                                $   1.41     $   1.64     $   1.21
==========================================================================================
Weighted-average number of common
  and common equivalent shares
  outstanding                                            13,266       13,653       13,336
==========================================================================================

                          CONSOLIDATED BALANCE SHEETS
                        Scientific Games Holdings Corp.

                                                                                         December 31
                                                                              --------------------------------
(In thousands, except share numbers and par value)                               1996                  1995
---------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                   $   6,252              $  26,413
  Trade receivables                                                              27,045                 21,725
  Inventories                                                                    11,290                  6,767
  Prepaid expenses and other current assets                                       1,547                    871
  Deferred income tax benefits                                                    1,254                  1,280
--------------------------------------------------------------------------------------------------------------
Total current assets                                                             47,388                 57,056
Property and equipment, at cost:
  Land                                                                            2,521                  2,521
  Buildings                                                                      11,719                 11,598
  Production and other equipment                                                 69,806                 59,779
  Construction-in-progress                                                          994                    867
--------------------------------------------------------------------------------------------------------------
                                                                                 85,040                 74,765

  Less accumulated depreciation and amortization                                (33,029)
--------------------------------------------------------------------------------------------------------------
                                                                                 52,011                 50,092
Goodwill                                                                         23,921                  2,196
Other assets                                                                      4,209                    842
                                                                              $ 127,529              $ 110,186
==============================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                            $   8,280              $   4,552
  Accrued liabilities                                                            14,319                  7,248
  Income taxes payable                                                            2,854                    539
Total current liabilities                                                        25,453                 12,339
--------------------------------------------------------------------------------------------------------------
Credit facility                                                                   3,984                      -
Other long-term liabilities                                                         745                    376
Deferred income taxes payable                                                     3,558                  2,891

Commitments and contingencies (Note 9)

SHAREHOLDERS' EQUITY
  Preferred stock-3,000,000 shares authorized,
     no shares issued and outstanding                                                 -                      -
  Common stock-par value $.001 per share:
     25,750,000 shares authorized;
     12,158,362 shares and 13,063,945
     shares issued and outstanding, respectively                                     12                     13
  Additional paid-in capital                                                     56,486                 52,163
  Accumulated earnings                                                           36,671                 42,503
--------------------------------------------------------------------------------------------------------------
                                                                                 93,169                 94,679
==============================================================================================================
  Less notes receivable from officers for the sale of stock                         (71)                   (99)
  Cumulative foreign currency translation adjustment                                691                      -
--------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                       93,789                 94,580
--------------------------------------------------------------------------------------------------------------
                                                                              $ 127,529              $ 110,186
==============================================================================================================

See accompanying notes

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        Scientific Games Holdings Corp.

                                                                     Year Ended December 31
(In thousands)                                                          1996         1995            1994
-----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                            $ 18,726      $ 22,428      $ 16,080
Adjustments to reconcile net income to
 net cash used in operating activities:
      Depreciation                                                       8,424         8,510         6,623
      Amortization of intangibles                                          709           307           198
      Gain on disposal of property and equipment                           (15)          (52)          (16)
      Deferred income taxes                                                (36)          121         1,246
      Stock compensation expense                                         1,764         1,754         1,610
Changes in operating assets and liabilities:
 Accounts receivable                                                    (1,526)       (8,887)          280
 Inventories                                                            (3,174)         (502)         (895)
 Prepaid expenses and other assets                                      (4,176)          (27)         (868)
 Accounts payable                                                        1,399           228        (1,974)
 Accrued liabilities                                                     1,293           393        (2,330)
 Income taxes payable                                                    3,126           539        (1,622)
----------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                               26,514        24,812        18,332

INVESTING ACTIVITIES
Proceeds from sales of property and equipment                              173            52            31
Payments for property and equipment                                     (3,910)       (9,109)      (17,250)
Acquisitions of businesses                                             (23,482)            -        (1,060)
----------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                  (27,219)       (9,057)      (18,279)

FINANCING ACTIVITIES
Payments on notes receivable from officers                                  28            35           133
Borrowings under credit facility                                         8,984             -             -
Payments on credit facility and other long-term debt                    (5,000)            -           (230)
Repurchase of common stock                                             (24,559)            -             -
Proceeds from the exercise of common stock options                       1,070         3,130            77
----------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                    (19,477)        3,165           (20)
Effect of exchange rate changes on cash                                     21             -             -
----------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                       (20,161)       18,920            33
Cash and cash equivalents at beginning of year                          26,413         7,493         7,460
----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $  6,252      $ 26,413      $  7,493
==========================================================================================================

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                        Scientific Games Holdings Corp.

                                                                                                Cumulative
                                                        Additional                   Notes        Foreign
                                       Common Stock       Paid-                    Receivable    Currency
                                      ---------------      In        Accumulated    from the   Translation
(In thousands)                        Shares   Amount    Capital      Earnings    Sale of Stock Adjustment  Total
------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994            6,388      $ 6     $ 45,599      $ 3,995     $   (267)    $   -       49,333
   Stock split                        6,388        6           (6)           -            -         -           -
   Repayment of notes
     receivable                           -        -            -            -          133         -         133
   Exercise of stock options,
     including tax benefit                9        1           77            -            -         -          78
   Compensation expense in
     connection with stock
     option plans                         -        -        1,609            -            -         -       1,609
   Net income                             -        -            -       16,080            -         -      16,080
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994         12,785       13       47,279       20,075         (134)        -      67,233
   Repayment of notes
     receivable                           -        -            -            -           35         -          35
   Exercise of stock options,
     including tax benefit              279        -        3,130            -            -         -       3,130
   Compensation expense in
     connection with stock
     option plans                         -        -        1,754            -            -         -       1,754
   Net income                             -        -            -       22,428            -         -      22,428
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995         13,064       13       52,163       42,503          (99)        -      94,580
   Repayment of notes
     receivable                           -        -            -            -           28         -          28
   Foreign currency translation
     adjustment                           -        -            -            -            -       691         691
   Exercise of stock options,
     including tax benefit              298        -        2,559            -            -         -       2,559
   Compensation expense in
     connection with stock
     option plans                         -        -        1,764            -            -         -       1,764
   Repurchase and retirement
     of common stock                 (1,204)      (1)           -      (24,558)           -         -     (24,559)
   Net income                             -        -            -       18,726            -         -      18,726
------------------------------------------------------------------------------------------------------------------
  BALANCE AT DECEMBER 31, 1996       12,158      $12     $ 56,486      $36,671     $    (71)     $691     $93,789
==================================================================================================================

See accompanying notes

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        Scientific Games Holdings Corp.

                                     NOTE 1
                CORPORATE ORGANIZATION AND BASIS OF PRESENTATION

Scientific Games Holdings Corp. ("Company") provides a full range of lottery game consulting and production services including the printing and distribution of instant and pull-tab tickets, which the Company considers to be a single line of business. These services are provided primarily to domestic and international governmentally sanctioned lotteries. Domestic services are provided through the Company's wholly owned subsidiaries, Alpharetta, Georgia-based Scientific Games Inc. ("SGI") and Gametec Inc. ("Gametec"), based in Albert Lea, Minnesota. International services are provided by SGI and United Kingdom-based Scientific Games International Limited. See Note 3.

                                     NOTE 2
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL: The following summarizes the Company's principal accounting policies. Consolidated financial statements presented herein include the accounts and operations of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUES AND COST OF REVENUES: Revenues from the sale of tickets, cooperative services, software and hardware development are recognized based upon ticket shipment, a percentage of the lottery's sales to the public, a contracted price, a percentage of the Company's sales to the lottery or any combination of the foregoing. All costs related to the design, planning and production of lottery tickets are capitalized as inventories and recognized as cost of revenues when the tickets are shipped.

ACCOUNTS RECEIVABLE: The Company generally does not require collateral or other security for its receivables. For certain foreign receivables, the Company requires letters of credit backing such amounts. Credit losses have been within management's expectations.

INVENTORIES: Inventories consist principally of lottery tickets and materials related to their production, which are valued at the lower of cost (first-in, first-out method) or market. Inventories consist of the following:

                     December 31
(In thousands)       1996      1995
--------------------------------------
Finished goods     $ 4,684    $3,095
Work-in-process      2,468       334
Raw materials        4,138     3,338
-------------------------------------
                   $11,290    $6,767
=====================================

PROPERTY AND EQUIPMENT: Leasehold improvements are amortized on the straight-line method over the lives of the respective leases or, where applicable, the related lottery game contracts. Amortization associated with capitalized leases is included in depreciation expense. Production equipment and office furniture and equipment are depreciated on the straight-line method, generally over five to 14 years. Buildings are depreciated on the straight-line method over 31.5 years.

         In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company's adoption of Statement 121 in the first quarter of 1996 had no effect on the financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        Scientific Games Holdings Corp.

ACCRUED LIABILITIES: Accrued liabilities consist of the following:

                                      December 31
(In thousands)                      1996     1995
----------------------------------------------------
Potential legal claims
  and other assessments            $ 1,221   $1,384
Reserves for defective ticket
  adjustments                          600      812
Accrued compensation                 1,815    2,272
Liabilities to state lotteries
  and other entities                 6,031        -
Other                                4,652    2,780
----------------------------------------------------
                                   $14,319   $7,248
====================================================

GOODWILL: Goodwill represents the excess purchase price paid over the net assets acquired in connection with business combinations accounted for under the purchase method. Goodwill is being amortized on the straight-line method principally over a period from 30 to 40 years. Accumulated amortization of goodwill totaled approximately $362,000 and $121,000 at December 31, 1996 and 1995, respectively.

         In connection with the formation of the Company and acquisition of certain assets and assumption of certain liabilities, the Company agreed to pay Bally Entertainment Corporation ("Bally") an additional amount if the Company met or exceeded its operating projections for the period October 1, 1991 through December 31, 1996. The maximum amount that could be owed to Bally under this agreement is $5,000,000. The amount payable to Bally under this contingency, if any, has been recorded as an intangible asset in the form of additional goodwill which will be amortized prospectively over the remainder of the 40-year amortization period. The Company has accrued reserves for the maximum amount which may be owed under such agreement.

INCOME PER COMMON SHARE: Income per common share has been computed based on the weighted-average number of shares of Common Stock outstanding and assumes the dilutive effect of stock options.

CASH AND CASH EQUIVALENTS: At December 31, 1996, cash and cash equivalents consist principally of cash and institutional money market funds on deposit with banks. At December 31, 1995, the Company also held short-term, floating rate (repriced weekly) tax-exempt municipal securities. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

RECLASSIFICATIONS: Certain reclassifications have been made to the accompanying financial statements to conform to the 1996 presentation.

                                     NOTE 3
                                  ACQUISITIONS

In October 1996, the Company acquired Opax International Limited, a United Kingdom corporation, which was renamed Scientific Games International Limited ("SGIL"). SGIL is a producer of instant lottery and promotional game tickets with an international customer base and two printing plants in the United Kingdom. The accompanying financial statements include the results of operations of SGIL for the three-month period ended December 31, 1996. In October 1996, the Company also purchased certain sales contracts of ILS Systems bv, and a sales representation agreement with De La Rue plc.

         The Company paid $22.8 million for SGIL and $2.5 million for the sales contracts and sales representation agreement. Goodwill, representing the excess of the purchase price over the net assets acquired, totaled approximately $15.3 million. For the three months ended December 31, 1996, SGIL reported revenues of approximately $6.2 million, operating profit of approximately $645,000, and a net loss of approximately $33,000. SGIL total assets, including goodwill, were approximately $29.9 million at December 31, 1996.

         The following table summarizes the Company's estimated pro forma results of operations as if the purchase of SGIL occurred on January 1, 1995.

(In thousands, except per share amounts)       1996            1995
----------------------------------------------------------------------
Revenues                                     $166,338       $175,036
Net income                                     18,385         22,909
Earnings per common share                        1.39           1.68

         The pro forma results presented above include adjustments to reflect interest expense on borrowings for the SGIL acquisition, amortization of assets acquired including intangibles, certain management expenses related to the Company's combined operations, including lease expense for a building owned by the former owner of SGIL which

                        Scientific Games Holdings Corp.

was not purchased as part of the acquisition, and the income tax effect of such pro forma adjustments and income taxes on the earnings of SGIL. The pro forma adjustments are based upon a preliminary allocation of the purchase price.

         These pro forma unaudited results of operations do not purport to represent what the Company's actual results of operations would have been if the acquisition of SGIL had occurred on January 1, 1995, and should not serve as a forecast of the Company's operating results for any future periods. The pro forma adjustments are based solely upon certain assumptions that management believes are reasonable under the circumstances at this time. However, the full impact of potential cost savings has not been reflected in the pro forma results presented above, although there can be no assurances such cost savings will be achieved.

                                     NOTE 4
                                CREDIT FACILITY

On December 20, 1996, the Company entered into a three-year, $80 million credit facility with three banks (the "Credit Facility"). The Credit Facility contains provisions for foreign currency loans whereby, at the request of the Company, amounts up to a maximum of $80 million may be borrowed and repaid in either British pounds sterling, French francs or German marks. LIBOR, IBOR and the Base Rate (the higher of the prime rate, or the federal funds rate plus .5%), plus the applicable margin as defined in the Credit Facility, are the interest rate options available to the Company under the Credit Facility. These interest rates options are applicable and available in varying circumstances based upon among other things, the amount and nature of the borrowings and the Company's leverage ratio at the time such amounts are borrowed. The interest rate on the outstanding borrowings under the Credit Facility at December 31, 1996 was prime minus 1.25%, or 7%. A per annum fee of .125% is payable on the average daily unused portion of the commitment.

         The Agreement contains covenants that restrict the Company's ability to incur additional debt, create liens on any of its property, except as permitted, and require the Company to maintain a leverage ratio, as defined, of or below 50% and a fixed charge coverage ratio of at least three-to-one.

         The Credit Facility replaced the Company's previous $15 million credit facility.

         For the year ended December 31, 1996, 1995 and 1994, total interest paid and incurred totaled $153,000, $288,000 and $461,000, respectively, and includes interest on bank debt, interest on capital leases, unused line fees and commitment fees.

         At December 31, 1996, the Company had outstanding letters of credit totaling approximately $1.8 million related to performance guarantees with certain lotteries. These letters of credit expire in varying amounts through March 8, 1997.

                                     NOTE 5
                                 STOCK OPTIONS

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation, requires use of option valuation models that were not developed for use in valuing employee stock options.

AMENDED FIRST AND SECOND 1991 MANAGEMENT STOCK OPTION PLANS: On October 1, 1991, the Company established a First 1991 Management Stock Option Plan (the "FMSOP") and a Second 1991 Management Stock Option Plan (the "SMSOP") to purchase 350,986 shares and 702,084 common shares, respectively, at an option price of $1.46 per share. These options were granted at October 1, 1991.

         Options under FMSOP and SMSOP vest over a period of five years from October 1, 1993 and October 1, 1991, respectively, or the date of grant if later. Options under the FMSOP and SMSOP expire on the ninth and seventh anniversary of the date of grant, respectively.

1993 MANAGEMENT STOCK OPTION PLAN: Effective July 23, 1993, the Company adopted the 1993 Management Stock Option Plan (the "1993 Plan"). The total number of shares that may be optioned under the 1993 Plan is 136,982. Exercise prices are required to be not less than fair market value on the date of grant. On August 23, 1993, 136,982 options were granted under the 1993 Plan at an exercise price of $7.00 per share. The options granted under the 1993 Plan vest over a period of five years from the date of grant. Such options expire on the seventh anniversary of the date of grant.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        SCIENTIFIC GAMES HOLDINGS CORP.

1993 DIRECTORS STOCK OPTION PLAN: In 1993, the Company adopted a Directors' Stock Option Plan (the "DSOP") for its non-management Directors for up to 200,000 shares. The DSOP, as amended, provides for the granting to such Directors of options for 6,000 shares of Common Stock upon their initial election, 3,000 shares on each of the first, second and third anniversaries of the initial grant. Such options have an exercise price equal to the fair market value of the Common Stock at the date of grant. Options under the DSOP vest 20 percent on each anniversary date of the respective date of grant until all options have been vested. Options granted under the DSOP expire on the tenth anniversary of the date of grant.

1994 MANAGEMENT STOCK OPTION PLAN: Effective March 21, 1994, the Company adopted the 1994 Management Stock Option Plan (the "1994 Plan"). The total number of shares that may be optioned under the 1994 plan is 300,000 shares which were granted under the 1994 Plan at an exercise price of $12.00 per share. Such plan was approved by the shareholders in June 1994. The options granted expire on the seventh anniversary of the date of grant and vest over a period of four years from the date of grant.

1995/1996 MANAGEMENT STOCK OPTION PLAN: Effective March 29, 1995, the Company adopted the 1995/ 1996 Management Stock Option Plan (the "1995/1996 Plan"). The total number of shares that may be optioned under the 1995/1996 Plan is 300,000 shares, all of which have been granted under the 1995/1996 Plan at an exercise price of $19.75 per share. Such plan was approved by the shareholders in May 1995. The options granted vest over a period of three years from the date of grant. Such options expire on the seventh anniversary of the date of grant.

KEY EMPLOYEE RESTRICTED STOCK PLAN: Effective March 29, 1995, the Company adopted the Key Employee Restricted Stock Plan (the "Restricted Plan"). The total number of shares that may be granted under the Restricted Plan is 200,000 shares. Such plan was approved by the shareholders in May 1995. In July 1995, 9,558 shares were granted under the Restricted Plan at a price of $31 per share. In September 1996, 3,000 shares were granted at a price of $20.88 per share. Existing stock grants vest over a period of five years from the date of grant.

1996 KEY EMPLOYEE STOCK PLAN: Effective May 3, 1996, the Company adopted the 1996 Key Employee Stock Plan ("KESOP"). The total number of shares that may be granted under the KESOP is 600,000 shares. Such plan was approved by the shareholders in May 1996. In May 1996, 100,000 shares were granted under the KESOP at a price of $31.50 per share. The stock grants vest over a period of three years from the date of grant. Such options generally expire on the tenth anniversary of the date of grant.

         A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

                                            1996                  1995                  1994
                                          Weighted-             Weighted-             Weighted-
                                           Average               Average               Average
                                Shares    Exercise    Shares    Exercise   Shares      Exercise
                               (000's)      Price     (000's)     Price    (000's)      Price
------------------------------------------------------------------------------------------------
Outstanding-beginning
  of year                        1,469      $ 8.31     1,416      $ 4.30     1,197      $ 2.18
Granted                            118       26.00       335       21.00       324       12.36
Exercised                         (300)       3.63      (280)       2.06        (8)       3.47
Forfeited                           (5)       3.27        (2)       2.86       (97)       5.22
------------------------------------------------------------------------------------------------
Outstanding-end of year          1,282      $11.41     1,469      $ 8.31     1,416      $ 4.30
================================================================================================
Exercisable-end of year        592,094      $ 6.90   563,205      $ 3.34   488,984           -
================================================================================================
Weighted-average fair
  value of options
  granted during the year    $   18.77      $10.72                       -
================================================================================================

Exercise prices for options outstanding as of December 31, 1996 ranged from $1.46 to $38. The weighted-average remaining contractual life of those options is 8.2 years.

         The Company charged approximately $1,764,000, $1,754,000 and $1,610,000 to operations in 1996, 1995 and 1994, respectively, representing the amortization of the difference in the option price and the fair market value of the option shares at the date of grant.

         At December 31, 1996, the Company has reserved 721,422 shares of Common Stock for possible future issuance in connection with its stock option plans.

         Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent

                        Scientific Games Holdings Corp.

to December 31, 1994 under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 6.6% and 7%; a divided yield of 0.0%; volatility factors of the expected market price of the Company's common stock of .41 and .44; and a weighted-average expected life of the option of 8 and 5.7 years.

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

(In thousands, except earnings per share)        1996          1995
-------------------------------------------------------------------------------
Pro forma net income                           $17,803       $21,958
Pro forma earnings per share                   $  1.34       $  1.61

Because Statement 123 is applicable to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until future years.

                                     NOTE 6
                                  INCOME TAXES

Income tax expense is composed of the following :

                            Year Ended December 31
(In thousands)            1996       1995      1994
-----------------------------------------------------
Current:
  Federal              $  9,919    $12,479   $ 7,964
  State                   2,308      2,683     1,711
  Foreign                   132          -         -
Deferred:
  Federal                     6        100     1,024
  State                       1         21       222
  Foreign                   (29)         -         -
-----------------------------------------------------
Income tax expense     $ 12,337    $15,283   $10,921
=====================================================

The difference between the provision for income taxes and amounts computed by applying Federal statutory rates to income before income taxes is summarized as follows:

                                       Year Ended December 31
(In thousands)                     1996          1995         1994
---------------------------------------------------------------------
Federal income tax expense
  at statutory rates            $ 10,872      $ 13,199      $ 9,452
State income taxes net of
  Federal income tax effect        1,499         1,723        1,229
Non-deductible expenses              278           305          301
Interest on tax-exempt
  securities                        (301)         (241)        (155)
Other                                (11)          297           94
---------------------------------------------------------------------
Income tax provision            $ 12,337       $15,283      $10,921
=====================================================================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1996 and 1995 are as follows:













(In thousands)                       1996     1995
------------------------------------------------------
Deferred tax liabilities:
 Tax over book depreciation        $4,740     $3,573
 Other - net                          991        825
------------------------------------------------------
Total deferred tax liabilities      5,731      4,398
Deferred tax assets:
 Accruals and reserves              1,834      1,368
 Stock compensation                 1,593      1,419
------------------------------------------------------
Total deferred tax assets           3,427      2,787
------------------------------------------------------
Net deferred tax liabilities       $2,304     $1,611
======================================================

The Company made Federal and state income tax payments of approximately $9,948,000, $11,470,000 and $11,995,000 in the years ended December 31, 1996,
1995 and 1994, respectively. The Company made no foreign income tax payments in the year ended December 31, 1996.

                  Notes To Consolidated Financial Statements
                       Scientific Games Holdings Corp.

                                     NOTE 7
                                     LEASES

The Company leases certain office and warehouse facilities under operating leases. Lease expense for operating leases totaled approximately $1,838,000, $1,378,000 and $1,337,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Future minimum lease obligations at December 31, 1996 are summarized as follows:

(In thousands)            Operating Leases
------------------------------------------
         1997                      $1,668
         1998                       1,469
         1999                       1,392
         2000                       1,223
         2001                       1,104
         Thereafter                   326
------------------------------------------
Total lease obligations            $7,182
==========================================

                                     NOTE 8
                                 BENEFIT PLANS

The Company sponsors the following benefit plans for its employees and directors.

SCIENTIFIC GAMES INC. SAVINGS AND INVESTMENT PLAN: The Company sponsors the Scientific Games Inc. Savings and Investment Plan, a savings plan which covers all SGI and GameTec employees who elect to participate. Employees are eligible for participation on the enrollment date following one year of service. The Company contributes an amount equal to 33% (25% prior to January 1, 1995) of the portion of the employee's elective deferral contributions which do not exceed 6% of the employee's total pay for each payroll period in which an elective deferral is made, subject to the limitations of the Internal Revenue Code. Matching contributions of the Company are 100% vested upon receipt. Approximately $314,000, $267,000 and $162,000 was expensed by the Company as a result of this plan during 1996, 1995 and 1994, respectively.

SGIL PLAN: Certain employees of SGIL are participants in a defined benefit pension plan administered by SGIL's former parent. In 1997, these SGIL participants will be transferred to a new plan to be administered by SGIL. During the three-month period ended December 31, 1996, SGIL recognized expenses of approximately $80,000 associated with this plan.

SCIENTIFIC GAMES INC. MANAGEMENT DEFERRED COMPENSATION PLAN: On October 1, 1996, the Company established the Scientific Games Inc. Management Deferred Compensation Plan ("MDCP") to provide deferred compensation for a select group of management or highly compensated employees. Generally, participants in the MDCP may elect to defer up to 50% of their salary and up to 100% of their annual cash incentive bonus.

         Assets of the MDCP are held by a rabbi trust and are accounted for as assets of the Company; therefore, all earnings and expenses are recorded in the Company's financial statements. The net amount of the MDCP's earnings and losses is recorded as additional liability to the participants and is an expense of the Company. Assets and liabilities of the MDCP totaled approximately $39,000 and $295,000, respectively, at December 31, 1996. Expenses of the MDCP totaling approximately $1,400 were recorded during 1996.

SCIENTIFIC GAMES HOLDINGS CORP. DIRECTORS DEFERRED COMPENSATION PLAN: Effective July 11, 1996, the Company established Scientific Games Holdings Corp. Directors Deferred Compensation Plan ("DCCP") to provide each member of the Board of Directors who is not an employee of the Company (a "Director") an opportunity, on an annual basis, to defer all or any portion of his or her director's fees. Similar to the MDCP discussed above, assets of the DCCP are held by a rabbi trust. Assets and liabilities of the DCCP totaled approximately $45,000 and $51,000, respectively, at December 31, 1996. Expenses of $5,200 were recorded during 1996.

SCIENTIFIC GAMES INC. SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN: Effective January 1, 1996, the Company established the Scientific Games Inc. Supplemental Executive Retirement Plan ("SERP"). Effective with the establishment of the Plan, nine executives as defined in the SERP became participants in the SERP. The Compensation Committee of the Board of Directors may subsequently add participants to the SERP. All current participants are 100% vested in their benefits. Generally, participants will receive

                        Scientific Games Holdings Corp.

benefits for 15 years in an amount equal to 53% of his or her compensation in the final three calendar years of employment. Such amounts may be reduced based upon length of service and vesting schedules for participants entering the SERP after January 1, 1996. The liability associated with SERP which is recorded at December 31, 1995 is approximately $398,000.

         To provide a funding source for the payment of benefits under the SERP, the Company owns whole-life insurance contracts on the participants. The cash value of these policies was approximately $777,000 at December 31, 1996. The Company paid premiums of approximately $787,000 during 1996 associated with the policies. These policies have been or will be placed in a rabbi trust which will hold the policies and death benefits as they are received.

                                     NOTE 9
                                 CONTINGENCIES

The Company's SGI subsidiary owns a minority interest in Wintech de Colombia S.A. ("Wintech"), which has operated the Colombian national lottery under contract with Empresa Colombiana de Recuros para la Salud, S.A. ("Ecosalud"), an agency of the Colombian government. The contract projected that certain levels of lottery ticket sales would be attained, and provided for a penalty against Wintech, SGI and the other shareholders of up to $5,000,000 if such levels were not achieved. In addition, with respect to the further guarantee of performance under the contract with Ecosalud, SGI delivered to Ecosalud a $4,000,000 bond issued by a Colombian surety. Wintech started the instant lottery in Colombia but, due to difficulties beyond its control, the projected sales level was not met for the year ending 1993. On July 1, 1993, Ecosalud adopted resolutions declaring, among other things, that the contract was in default and asserted various claims for compensation and penalties against Wintech, SGI and shareholders of Wintech. As the Company has previously disclosed in its filings with the Commission, litigation is pending in Colombia concerning various claims among Ecosalud, Wintech and the Company relating to the termination of the contracts with Ecosalud (the "Colombian Litigation"). Ecosalud's claims in the Colombian Litigation are for, among other things, realization on the full amount of the penalty plus interest and costs of the bond.

         SGI has consulted with Colombian counsel and been advised that SGI has various legal defenses to Ecosalud's claims. SGI also has certain cross indemnities and undertakings from the two other private shareholders of Wintech for their respective shares of any liability to Ecosalud. That obligation is secured in part by a $1,500,000 confirmed letter of credit in favor of SGI. The Colombian surety which issued a $4,000.00 bond to Ecosalud under the contract has reportedly paid $2,400,000 to Ecosalud under the bond, and made demand upon SGI for that amount under the indemnity agreement entered into by the surety and SGI. SGI declined to make or authorize any such payment and notified the surety that any payment in response to Ecosalud's demand on the bond is at the surety's risk. No suit by the Colombian surety has been filed to date. No assurance can be given that the other shareholders of Wintech will, or have sufficient assets to, honor their indemnity undertakings to SGI when the claims by Ecosalud against SGI and Wintech are resolved in the event such claims result in any liability.

         In June 1996, Ecosalud filed a complaint against the Company in the United States District Court for the Northern District of Georgia, Atlanta Division (the "Georgia Litigation"). Total damages claimed in the original Complaint were "not less than $84,423,267." The Complaint also sought reasonable attorneys' fees and costs allegedly pursuant to the contract. In response to the complaint, SGI filed a motion to dismiss the action on multiple grounds, including the mandatory arbitration clause contained within the contract. Ecosalud then filed an "Amended Complaint" in which it withdrew its claim for in excess of $84,000,000 and, instead, is seeking $5,000,000 under an "Executive Title," a purported joint and several guarantee by the Company, Wintech and other shareholders in Wintech that projected levels of lottery ticket sales would be attained. In addition, Ecosalud also seeks attorneys' fees and interest on the claim. SGI has filed a motion to dismiss the Amended Complaint on the grounds, inter alia, that litigation involving the same subject matter is pending in Colombia, the dispute is subject to an arbitration clause and forum non conveniens.

         SGI intends to vigorously defend the Colombian Litigation and the Georgia Litigation and has been advised by counsel that the Company has numerous defenses on the merits, as well as procedural defenses to the litigation. Although it is not possible to determine the outcome of the litigation, either in Georgia or Columbia, or the other related surety and indemnity claims, management believes based upon, among other things, the advice of counsel, that adequate provision has been made for such claims and the disposition thereof should not materially adversely affect the Company's consolidated financial condition or consolidated results of operations.

                   Notes To Consolidated Financial Statements
                        Scientific Games Holdings Corp.

                                    NOTE 10
                                MAJOR CUSTOMERS

The Company's principal customers are domestic state lottery agencies. Following is a summary of revenues from all customers which exceed 10% of total revenues:

                          Year Ended December 31
                           1996     1995    1994
-------------------------------------------------
A                          9.5%     12.7%   11.4%
B                           13%      9.4%   10.4%

For the years ended December 31, 1996, 1995 and 1994, aggregate revenues from lottery agencies and other customers domiciled in foreign countries totaled approximately $31,123,000, $31,846,000 and $16,817,000, or 21%, 21% and 14%, of
total revenues, respectively.

                                    NOTE 11
                       QUARTERLY INFORMATION (UNAUDITED)

(In thousands, except per share data )
                          First    Second   Third    Fourth
                         Quarter  Quarter  Quarter   Quarter
-------------------------------------------------------------
1996
Revenues                 $26,591  $37,562  $38,210   $44,257
Operating income           2,282    8,977    9,360     8,932
Income before taxes        2,519    9,701    9,829     9,014
Net income                 1,511    5,809    5,894     5,513
-------------------------------------------------------------
Income per share         $   .11  $   .42  $   .45   $   .44
=============================================================
1995
Revenues                 $34,990  $39,294  $37,724   $37,232
Operating income           8,439    9,242    9,909     9,779
Income before taxes        8,546    9,291    9,919     9,955
Net income                 5,085    5,519    5,901     5,923
-------------------------------------------------------------
Income per share         $   .38  $   .41  $   .43   $   .43
=============================================================

As discussed in Note 3, on October 1, 1996, the Company acquired SGIL. The results of operations of SGIL are included in the 1996 fourth quarter.

                                    NOTE 12
                                SUBSEQUENT EVENT

On January 14, 1997, the Company signed a letter of intent for the purchase of Tele Control, a subsidiary of Autotote Corporation. Tele Control is an on-line lottery and transaction processing company located in Vienna, Austria. Its revenues for fiscal year 1996 were approximately $27 million. The purchase price is $25 million, subject to adjustments reflecting changes in the net assets of Tele Control from October 31, 1996. Closing of the transaction is subject to the execution of a definitive purchase agreement and satisfaction of customary closing conditions, including the consent of certain third parties.

                         Report of Independent Auditors
                        Scientific Games Holdings Corp.



BOARD OF DIRECTORS
SCIENTIFIC GAMES HOLDINGS CORP.

We have audited the consolidated balance sheets of Scientific Games Holdings Corp. (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Scientific Games Holdings Corp. at December 31, 1996 and 1995, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.




Atlanta, Georgia
January 29, 1997

                             CORPORATE INFORMATION
                         Scientific Games Holdings Corp.

CORPORATE HEADQUARTERS
Scientific Games Holdings Corp.
1500 Bluegrass Lakes Parkway
Alpharetta, Georgia 30201
(770) 664-3700

INDEPENDENT AUDITORS
Ernst & Young LLP
600 Peachtree Street
Atlanta, Georgia 30308-2215

CORPORATE COUNSEL
Smith, Gambrell & Russell, LLP
Suite 3100 Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309-3592

TRANSFER AGENT AND REGISTRAR
First Union National Bank of North Carolina
Shareholder Services Group
301 South Tryon Street, CMG-1165
Charlotte, North Carolina 28288
(800) 829-8432

ANNUAL REPORT ON FORM 10-K
Copies of the Company's Annual Report for the fiscal year ended December 31, 1996, as filed with the Securities and Exchange Commission will be sent to any shareholder upon request in writing to:
         Scientific Games Holdings Corp.
         1500 Bluegrass Lakes Parkway
         Alpharetta, Georgia 30201
         Attention: Corporate Secretary

INVESTOR/ANALYST CONTACT
Cliff O. Bickell
Chief Financial Officer
Scientific Games Holdings Corp.
1500 Bluegrass Lakes Parkway
Alpharetta, Georgia 30201
(770) 664-3700
Worldwide web page http://www.scigames.com
For faxed press releases: (800) 758-5804 ext. 110329

ANNUAL MEETING OF SHAREHOLDERS
The annual meeting will be held at 9:00 a.m. on Friday, May 16, 1997 at:
Holiday Inn
1075 Holcomb Bridge Road
Roswell, Georgia 30076

COMMON STOCK
The Company's Common Stock is traded on the New York Stock Exchange under the symbol SG. Quarterly high and low stock prices for 1995 and 1996 were:

                      1996
                  High     Low
First Quarter    $43.00   $23.88
Second Quarter    36.25    26.25
Third Quarter     33.75    15.75
Fourth Quarter    28.38    20.50

                       1995
                  High     Low
First Quarter    $29.00   $19.75
Second Quarter    28.50    17.75
Third Quarter     40.75    27.00
Fourth Quarter    39.25    32.25

NUMBER OF SHAREHOLDERS
As of March 17, 1997, there were approximately 199 shareholders of record. This number excludes individual shareholders holding stock under nominee security position listings.

FORWARD-LOOKING INFORMATION

Except for the historical information contained in this Annual Report, certain matters discussed herein, especially in the narrative portion of this report, constitute forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the matters discussed in such statements. Factors which might cause such differences include, but are not limited to, those discussed under Item 1 of the Company's Annual Report on Form 10-K.

DIVIDEND POLICY
The Company has never declared or paid any dividends on its Common Stock.
The Company currently anticipates that its earnings will be retained for development of the Company's business, and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

33