Form 10-K405, Exhibit 13
period 1997-12-31
SCIENTIFIC GAMES HOLDINGS CORP
filed 1998-03-31
CIK 880174

                                                                    EXHIBIT 13.1

FIVE-YEAR SELECTED FINANCIAL DATA

--------------------------------------------------------------------------------

December 31                                     1997(1)       1996(2)        1995        1994        1993
---------------------------------------------------------------------------------------------------------
(In thousands, except per share data)


STATEMENT OF OPERATIONS DATA
Revenues                                      $197,456      $146,620     $149,240    $119,756    $100,128
---------------------------------------------------------------------------------------------------------
Net income                                       8,972        18,726       22,428      16,080       4,716
=========================================================================================================
Earnings per common share (diluted)                .72          1.41         1.64        1.21         .47
---------------------------------------------------------------------------------------------------------

Balance Sheet Data

Total assets                                   164,410       127,529      110,186      81,169      65,914
---------------------------------------------------------------------------------------------------------
Long-term debt, including lease obligations     32,716         4,429          376       1,620       1,566
---------------------------------------------------------------------------------------------------------
Shareholders' equity                            98,127(3)     93,789(4)    94,580      67,233      49,333
=========================================================================================================

(1)Includes the operations of SGIL for the full year and SG-Austria since the acquisition in April 1997.
(2)Includes the operations of SGIL since the acquisition in October 1996.
(3)Reflects the purchase of $5.8 million of Company Stock.
(4)Reflects the purchase of $24.6 million of Company Stock.










SCIENTIFIC GAMES HOLDINGS CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

GENERAL

The Company's revenues are generated from the sale of instant tickets to lotteries and promotional (commercial) customers, from the provision of cooperative services, instant ticket hardware and software system development and services, pull-tab tickets, and on-line lottery hardware and software system development. Instant ticket revenues are generally based on a price per 1,000 tickets. Revenues from the sale of tickets, cooperative services, software and hardware development may be recognized based upon ticket shipments, a percentage of the lottery's instant ticket sales to the public, a contracted price, a license agreement, an equipment lease agreement or any combination of the foregoing. Current on-line revenues are generated from the sale of hardware and software to lotteries, as well as support and maintenance contracts on the on-line systems.

    The Company's operating results can vary significantly from period to period. Revenues and capital expenditures can be difficult to forecast because the Company's sales cycle can vary and depend upon factors such as the size and timing of awarded contracts, changes in customer budgets, ticket inventory position, lottery retail sales and general economic conditions. Contracts with governmental entities operating newly authorized instant lotteries tend to generate higher levels of ticket sales in the initial months. All of the Company's domestic lottery contracts currently are with jurisdictions whose lotteries have been in operation at least one year. Operating results may be affected by the working capital requirements associated with preparing facilities and equipment, establishing a distribution system and printing tickets for recently awarded contracts, and by the amount of time elapsing before the receipt and/or recognition of revenues from the sale of lottery tickets. Cooperative Services contracts typically include, in addition to instant lottery tickets, field sales support, distribution and marketing services. New Cooperative Services customers may require additional resources and infrastructures that may be required to be constructed before revenues are realized. Revenues generated by cooperative service agreements accounted for approximately 22.8% of the Company's total revenues. Operating results may also be affected by the utilization of overtime labor and the Company's ability to smoothly integrate new and/or upgraded production equipment with its existing production operations. Lottery revenues and particular product sales to lotteries may vary in a quarter, causing fluctuations in the Company's revenue from quarter to quarter. Additionally, circumstances encountered in international markets, including the substantial amount of time involved in bidding on an international contract, the evaluation of such bid and the resultant contract award or rejection can vary significantly from that originally anticipated when the bid is prepared. All of these factors may make it difficult to forecast revenues and expenditures related to the Company's operations over extended periods and may result in fluctuations in the Company's quarterly financial results.

    The Company's domestic lottery contracts typically have an initial term of from one to five years and usually provide the customer with options to extend the contract one or more times under the same, or mutually agreeable, terms and conditions for additional periods generally ranging from one to five years. The Company's international lottery contracts are less likely to have firm contract periods and, historically, international lottery ticket customers have sought competitive bids for such contracts more frequently. The Company's customers have exercised extension options in the Company's domestic instant lottery contracts a majority of the time. Upon the expiration of a contract (including any extensions which may have been exercised), lottery authorities often award new contracts through a competitive procurement process. During any quarter, some lottery contract is typically expiring and/or reaching an optional extension date.

    The Company's operations are international in scope. Sales outside the United States may consist of sales of goods and services exported from the United States to customers located overseas, sales of goods and services to customers in countries in which the Company's foreign subsidiaries have manufacturing facilities or sales of goods and services by the Company's foreign subsidiaries to customers located outside the country of production. For a discussion of the Company's net revenues, operating income and identifiable assets attributable to U.S. production operations and European production operations, see Note 11 of Notes to Consolidated Financial Statements set forth elsewhere in this report. For a discussion of revenues from lottery agencies and other customers domiciled in foreign countries, also see Note 11. Although the Company does business worldwide, a majority of the Company's current foreign operations are conducted in, and U.S. export sales are made to, customers located in Europe.




SCIENTIFIC GAMES HOLDINGS CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

    During 1997, the Company had 12 domestic contracts subject to extensions or scheduled to expire. Of such contracts, eight contained extension options. With respect to the foregoing contracts, the Company received six contract extensions and was the successful bidder on five contracts. Such later contracts were awarded through the bidding process, either because no additional extension options were available under the former contract or as a result of a decision by the customer not to exercise available extension options. The Company also negotiated one additional contract extension in advance of the scheduled expiration of such contract. Certain of the contract extensions also involved renegotiation of one or more terms of such contracts. The Company estimates, based in part upon industry and lottery furnished information, that the Company's domestic (U.S.) customers with contracts scheduled to expire in 1997 (regardless of whether renewal options were available under such contracts) represented, in the aggregate, retail sales equal to approximately 17.3% of total 1997 domestic instant ticket retail sales by lotteries ("1997 Lottery Sales"). Industry sources estimate that 1997 Lottery Sales were approximately $14.1 billion. In comparison, seven domestic contracts previously held by the Company's competitors were subject to extensions or scheduled to expire in 1997. The Company thinks that its competitors' domestic customers with contracts scheduled to expire in 1997 represented aggregate retail sales equal to approximately 8.7% of 1997 Lottery Sales. Of the contacts formerly held by the Company's competitors in 1997 and as to which the Company was the apparent successful bidder in 1997, the Company estimates that such contracts accounted for approximately 3.1% of 1997 Lottery Sales. For a discussion of the Company's domestic contracts and the scheduled expiration dates, also see Item I Business
- "Markets" in its Annual Report in Form 10-K. With regard to contracts held by the Company, it was not the successful bidder on the contract for the New Hampshire Lottery, and it received a split award on the Arizona and New Mexico lottery contracts.

    The Company was awarded a five-year contract by the Virginia Lottery to provide software and hardware for a new automated ticket redemption system. The contract includes installation of approximately 6,000 units of the Company's new SciScan Technology(R) keyless validation terminals, as well as software to interface with the Lottery's existing instant ticket software system and automated administration and ticket validation support. As part of its cooperative services agreements with West Virginia and Maine, the Company installed approximately 1,900 and 2,000 of its new SciScan Technology terminals in each state, respectively.

    The Kentucky Lottery Corp. awarded its instant ticket contract to the Company. The Kentucky contract runs through September 1999, with three, one-year extensions possible. The Company was the successful bidder for approximately 60% of the instant ticket business for the New Mexico Lottery. A new three-year contract was awarded to the Company by the Arizona Lottery to produce instant tickets (excluding extended play tickets) and provide related services until 2001, with two, one-year extensions possible. The State Lottery Commission of Indiana awarded the Company a two-year contract to produce instant tickets and provide related services for the Hoosier Lottery, with two, one-year extensions possible. Also in 1997, the Minnesota State Lottery, the South Dakota Lottery and the Washington State Lottery each exercised one-year extensions with the Company to produce instant tickets, and the Wisconsin Lottery extended its secondary printer contract with the Company, with further extensions possible.

    The Georgia Lottery Corporation exercised the maximum contract extension of the Company's cooperative services agreement, thus extending its agreement through the year 2003; such extension was entered into in advance of the scheduled expiration of such contract in the year 1998. The Delaware Lottery awarded the Company a three-year Cooperative Services Program contract to run through the end of 2000. The Nebraska Lottery extended its Cooperative Services contract with the Company for an additional four years. The Nebraska contract also includes upgrading the Lottery retailers' instant ticket validation equipment by installing approximately 1,300 of its new SciScan Technology terminals.

    Internationally, the Company was awarded short-term contracts or extensions for instant tickets in the Philippines, Finland, Zimbabwe, Kenya, Maderia, Ivory Coast, Benin, Venezuela, South Africa, Netherlands, Mexico, Denmark, Armenia and Cyprus. In addition, the Company was awarded several other international one-game contracts for various other countries. Also, the Company entered into a joint venture agreement with a



SCIENTIFIC GAMES HOLDINGS CORP.

--------------------------------------------------------------------------------

South Korean company to provide instant tickets to South Korea, although no tickets have yet been produced under this agreement. Additionally, the Company was awarded three new contracts for on-line services in Europe. These contracts are with the lottery of the German state of Mecklenburg-Vorpommern, the Dutch State Lottery and the German national horse race betting operator DataSport Toto Dienstleistung.

    With regard to contracts previously held by its competitors, the Company was the successful bidder for the Pennsylvania Lottery, which is a now a Cooperative Services contract. The Pennsylvania contract includes instant tickets, marketing and operations support, as well as ticket warehousing, inventory control, ticket distribution and ticket delivery to retailers, field sales and marketing services.

    As previously disclosed in the Company's periodic reports, the Company's business is highly competitive and is in a period of intense price-based competition. Over the past several years, suppliers in the instant ticket portion of the lottery industry have experienced significant downward pressure on prices as a result of excess capacity. This has occurred in spite of increasing instant ticket sales by lotteries and a trend toward larger tickets and smaller game quantities, both consumers of capacity. Despite Scientific Games' continued expansion of its Cooperative Services Program and the Company's recent re-entry into the on-line lottery systems business, a significant portion of the Company's value remains linked to the manufacture and servicing of instant tickets. The successful maintenance of the Company's leadership position during this period has required an aggressive pricing strategy for its instant ticket products. The effect of this effort is embodied in many of the Company's existing contracts and may be expected to continue to depress performance for a few quarters. Many of the lottery contracts awarded or re-awarded to the Company in 1997 (and the orders thereunder), including contracts with the Georgia Lottery Corporation and Hoosier Lottery, have certain lower equivalent prices than charged in the previous contracts. To the extent such contracts contain lower equivalent prices, the Company's profit margins are adversely affected. The impact of lower equivalent prices in certain contracts, however, may be offset, in part, by other factors, including higher order levels from new and existing customers, increased production efficiencies and other savings associated with economies of scale. While the timing and extent, both of lower equivalent price contracts and offsetting factors, cannot be predicted with certainty, the Company expects significant competition on the basis of price to continue in 1998.

    While the Company has frequently been awarded new contracts when its prior domestic contracts and extensions have expired, there can be no assurance that any of the Company's contracts will be extended or that it will be awarded new contracts as a result of future competitive procurement processes. Nor can any assurances be given with respect to the Company's ability to offset, in whole or in part, the effects of any intensified price competition. The lottery industry, in general, and the sale of instant tickets, in particular, has witnessed from time to time, periods of intense price competition. However, management does not anticipate that such price competition will have a material adverse effect on the Company's long-term prospects or its business as a whole.

    During 1998, the Company will have seven domestic contracts subject to extensions or scheduled to expire. Of such contracts, five contain contract extension options. The Company estimates that its domestic customers with lottery contracts which are subject to extensions or scheduled to expire in 1998 had aggregate retail sales equal to approximately 22.1% of 1997 Lottery Sales. The Company estimates that the seven domestic contracts of the Company's competitors which are scheduled to expire in 1998 represent approximately 24.2% of 1997 Lottery Sales.

RECENT DEVELOPMENTS

In February 1998, the Company announced that it had entered into a joint venture agreement with La Francaise des Jeux, the operator of the French National Lottery, to develop a new generation of on-line terminals incorporating the Company's SciScan Technology. The agreement also provides for the assumption by the joint venture of La Francaise des Jeux's terminal and software maintenance contracts with six German State Lottery customers. The joint venture is subject to the approval of the French Minister of Finance and the execution of definitive agreements for products and services.



SCIENTIFIC GAMES HOLDINGS CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

The following table illustrates certain components of the consolidated results of operations expressed as a percentage of revenues for the periods indicated.

                                                   1997        1996        1995
--------------------------------------------------------------------------------
Revenues                                          100.0%      100.0%      100.0%
Gross Margin                                       36.8        38.3        40.8
Selling, general and administrative                13.0        11.9         9.9
Depreciation and amortization                       6.7         6.2         5.9
One-time write-offs                                 6.8         0.0         0.0
Interest income                                     0.2         0.6         0.4
Gain on foreign currency                            0.3         0.5         0.0
Interest expense                                    0.5         0.1         0.2
Income before income taxes                         10.3        21.2        25.3
Income tax expense                                  5.8         8.4        10.2
Net Income                                          4.5%       12.8%       15.0%
================================================================================

Year ended December 31, 1997 compared to year ended
December 31, 1996

Revenues for the year ended December 31, 1997 increased $50.8 million or 34.7% over the revenues for the year ended December 31, 1996. The increase was primarily due to $17.3 million in additional sales generated as a result of the acquisition of the Company's Scientific Games International Limited ("SGIL") subsidiary, which was acquired on October 1, 1996 and also due to an additional $15.2 million of sales generated as a result of the acquisition of the Company's Scientific Games Kommunikations - und Computersysteme A.G. subsidiary, (hereinafter referred to as "SG Austria"), which was acquired in April 1997. The remaining increase in revenue resulted from sales to new domestic and international customers and an increase in sales to existing customers. As discussed more fully above, lotteries may have periods of increasing and decreasing retail sales which, in turn, can have an impact on the operating results of the Company.

    Gross margins decreased to 36.8% for the year ended December 31, 1997 from 38.3% for the year ended December 31, 1996. The margin decline was attributable to lottery contracts awarded or re-awarded having lower equivalent sales prices than charged in previous contracts, higher production costs due to a change in the mix of materials used, and more frequent production runs with fewer tickets per run. The lower equivalent sales prices are a result of competitive pricing pressures in the industry. Also contributing to the decrease in gross margins in 1997, was the inclusion of SGIL's traditional lower margins for a full twelve months versus only three months in 1996. Contributing to higher costs incurred by SGIL were a higher percentage of subcontracted work to third parties and lower production volumes in 1997. These costs were partially offset in 1997 by a number of factors including continued efficiency improvements resulting from the 1994 and 1995 capital investment program, higher margins from SG Austria's on-line business and the movement of a higher percentage of production to lower cost production facilities.

    Selling, general and administrative ("SG&A") expenses increased $8.2 million for the year ended December 31, 1997 over the same period of 1996. SG&A expenses also increased as a percentage of revenues to 13.0% from 11.9%. Approximately 71% of the increase was attributable to the additional SG&A costs of SGIL and SG Austria. Other factors resulting in the higher expenses included increases in international marketing and sales expenses, including the establishment of a sales branch in South Africa, higher trade show and travel expenses, as well as an increase in overall compensation costs. For the fourth quarter of 1997, SG&A expenses were $7.5 million or approximately 14.9% of sales for such quarter. Management anticipates that SG&A expenses for 1998 will slightly decrease from levels experienced in the fourth quarter of 1997. SG&A expenses are subject to change both as a percentage of sales and dollar volume dependent upon the amount of revenues for the applicable period.

    Depreciation and amortization expenses increased for the year ended December 31, 1997 by $4.1 million over the comparable period of 1996. The increase was attributable to the additional depreciation expense of SGIL and SG Austria fixed assets, the amortization of the goodwill related to acquisition of SGIL and SG Austria, the acquisition of certain customers of ILS, a Netherlands company and subsidiary of De La Rue PLC of the United Kingdom in 1996, and the representation agreement with De La Rue also entered into in 1996.

    The Company recognized a one-time write-off of $10.1 million for in-process technology acquired in connection with the April 15, 1997 acquisition of SG Austria. This write-off is consistent with accounting practices related to other technology-based acquisitions.

    In July 1997, the Company discontinued its charity pull-tab ticket business line which was produced and distributed by its then named subsidiary GameTec Inc.



SCIENTIFIC GAMES HOLDINGS CORP.

--------------------------------------------------------------------------------

("GameTec"). The Company continued to produce pull-tab tickets for its state lottery customers until such time as alternate production facilities could be arranged for these customers. In October 1997, the Company sold substantially all of the assets of GameTec to International Gamco, Inc. ("Gamco") The
Company also entered into a three-year extendible marketing agreement with Gamco to provide marketing and related services to state lotteries for pull-tab tickets printed by Gamco. The Company will continue to provide pull-tab tickets to its lottery customers through the marketing agreement. A one-time write-off of $3.4 million (pre-tax) was recognized in the year ended December 31, 1997 for losses from disposition of the assets of its pull-tab ticket business line.

    Interest income for the year ended December 31, 1997 decreased by approximately $563,000 from the year ended December 31, 1996. The decrease was due to the lower average cash balances during 1997, resulting from the use of cash to fund the purchase of SGIL and SG Austria, purchase additional fixed assets and repurchase 302,000 shares of the Company's common stock during the 12-month period ended December 31, 1997.

    Gains on foreign currency in 1996 were primarily attributable to hedging of the SGIL purchase price. Gains on foreign currency decreased by approximately $241,000 in 1997, and the 1997 gains were primarily attributable to gains on the hedging of the purchase price of SG Austria, as well as net gains on non-U.S. dollar transactions in the normal course of business.

    Interest expense for the year ended December 31, 1997 increased approximately $758,000 from the year ended December 31, 1996. The increase in interest expense was due to additional borrowings under the Company's credit facility to fund the purchase of SGIL and SG Austria, purchase additional fixed assets and repurchase shares of the Company's common stock during the year ended December 31, 1997.

    The effective tax rate for the year ended December 31, 1997 was 55.9% as compared to 39.7% for the year ended December 31, 1996. The increase in the effective tax rate was primarily a result of the $10.1 million write-off of in-process technology, which was partially offset by tax credits. The Company expects its annual effective tax rate for 1998 to be slightly lower than the effective tax rate the Company experienced in 1996.

    Net earnings were $9.0 million for the year ended December 31, 1997 and $18.7 million for the year ended December 31, 1996. The decrease in net income of $9.7 million was due primarily to the pull-tab business and in-process technology one-time write-offs of approximately $3.4 million and $10.1 million, respectively, in 1997.

     Earnings per common share (diluted) for the year ended December 31, 1997 were $0.72 cents per share compared to $1.41 for the comparable period in 1996. The 48.9% decrease in earnings per share was primarily due to the one-time write-offs discussed above and was partially offset by a reduction in the weighted average number of common equivalent shares outstanding, resulting from the Company's repurchase of shares of its Common Stock during 1997 and the full benefit of the shares repurchased in 1996. The weighted average number of diluted shares outstanding decreased from 13.3 million in 1996 to 12.5 million in 1997. Earnings per common share for the year ended December 31, 1997, excluding the one-time write-offs would have been $1.70.

Year ended December 31, 1996 compared to year ended
December 31, 1995

Revenues for the year ended December 31, 1996 decreased $2.6 million or 1.7% over the revenues for the year ended December 31, 1995. The decrease was primarily due to a decrease in sales to international customers and domestic customers of approximately $7.4 million and $1.3 million, respectively, as compared to the same period in 1995, which decrease was partially offset by the $6.1 million of sales by the Company's Scientific Games International Limited subsidiary acquired on October 1, 1996, during the fourth quarter.

    The decline in revenues to international customers was due mainly to a decline in lottery retail sales of two customers. The decline in domestic sales was due to the decline in sales during the first quarter of the year, resulting mainly from customer inventory adjustments.

    Gross margins decreased to 38.3% for the year ended December 31, 1996 from 40.8% for the year ended December 31, 1995. The margin decline can be attributed to lottery contracts awarded or re-awarded having lower equivalent prices than charged in previous contracts, higher production costs due to a change in the mix of materials used, more frequent production runs with fewer tickets per run and the impact of SGIL's traditional lower margins. These higher costs were partially offset by a number of events, including efficiency improvements resulting from the 1994 and 1995 capital investment program, the absence of the startup costs related to such program during the twelve-month period ended December 31, 1996 and the movement of a higher percentage of production to lower cost production facilities.



SCIENTIFIC GAMES HOLDINGS CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

     Selling, general and administrative ("SG&A") expenses increased $2.7 million for the year ended December 31, 1996 over the comparable period of 1995. SG&A expenses also increased as a percentage of revenues to 11.9% from 9.9%. Approximately half of the dollar increase was attributable to the additional SG&A expenses of SGIL as well as an increase in international marketing and sales expenses, including trade show expenses, travel expenses, and an increase in overall compensation costs. The percentage increase in SG&A expenses was due to the dollar increase of SG&A expenses and the slightly lower sales in the year ended December 31, 1996, as compared to the same period in 1995.

    Depreciation and amortization expenses increased for the year ended December 31, 1996 by $316,000 over the comparable period of 1995. The increase was attributable to the addition of the depreciation expense of SGIL, as well as the amortization of the goodwill related to acquisition of SGIL, the customers of ILS and the representation agreement with De La Rue.

    Interest income for the year ended December 31, 1996 exceeded the year ended December 31, 1995, due to the increase in average cash and cash equivalent balance during the year.

    Gains on foreign currency for the year ended December 31, 1996, increased by $730,000 over the comparable period of 1995. The increase was attributable to activity related to the acquisition of SGIL, as well as net gains on non-U.S. dollar transactions in the normal course of business.

    Interest expense decreased because of a lower capitalized lease balance in 1996 as compared to 1995.

    Net earnings were $18.7 million for year ended December 31, 1996 and $22.4 million for the year ended December 31, 1995. The decrease in net income of $3.7 million was due primarily to the drop in income in the first quarter of 1996 of approximately $3.6 million. The decrease in net income in the first quarter of 1996 was due mainly to a decrease in revenues caused by customer inventory adjustments.

    The effective tax rate for the year ended December 31, 1996 was 39.7% as compared to 40.5% for the year ended December 31, 1995. The decrease in the effective tax rate is the result of the Company taking advantage of certain tax reductions regarding research and development tax credits and export tax credits brought about by the formation of a Company-owned foreign sales corporation.

    Earnings per common share (diluted) for the year ended December 31, 1996 were $1.41 cents per share compared to $1.64 for the comparable period in 1995. The 14.0% decrease in earnings per share was due to a 16.5% decrease in net income, which was partially offset by a reduction in the weighted average number of common equivalent shares outstanding, resulting from the Company's repurchase of shares of its Common Stock during 1996. The weighted average number of shares outstanding decreased from 13.7 million in 1995 to 13.3 million in 1996.

LIQUIDITY AND CAPITAL RESOURCES

During the year, the Company made substantial investments and stock repurchases with the cash that had been generated in 1997, as well as cash that had been generated and accumulated in prior years. Cash provided by operations was used to partially fund the purchase of SG Austria, purchase additional property and equipment, and to fund working capital requirements.

    The Company's cash and cash equivalents balance decreased by approximately $3.4 million during 1997, declining from $6.3 million to $2.9 million, while debt, including capital lease obligations increased from approximately $4.4 million to $32.7 million. The Company increased its net borrowings under its credit facility by $26.6 million. The borrowings were used to partially fund the purchase of SG Austria, purchase additional property and equipment, and to fund working capital requirements. Increases in total shareholders' equity due to option exercises in the period were offset as a result of repurchases under the Company's stock repurchase program, resulting in a net increase in stockholders' equity.

    In 1997, the Company generated $21.5 million in cash from operating activities, as compared to $26.5 million in 1996. The primary contributions to cash from operating activities in 1997 were net income, depreciation and amortization, one-time write-offs for in-process technology and the disposition of the pull-tab business, which were offset by a slight increase in net operating assets and liabilities and deferred income taxes.

    Investing activities increased from $27.2 million in 1996 to $45.6 million in 1997. The increase was due to the acquisitions of businesses for $24.1 million and the purchase of additional property and equipment in the amount of approximately $22.3 million.

     Financing activities provided cash of approximately $20.9 million in 1997 as compared to utilizing approximately $19.5 million 1996. The primary reason for the increase was additional borrowings under the Company's credit facility of $36.1 million offset by payments on



SCIENTIFIC GAMES HOLDINGS CORP.

--------------------------------------------------------------------------------

the credit facility of $9.4 million and the repurchase of approximately 302,000 shares of Common Stock for the aggregate cost of approximately $5.8 million. The Company currently has authorization from its Board of Directors to purchase, from time to time, depending on market conditions, up to 1.5 million additional shares of Common Stock.

    In connection with the October 1, 1991 acquisition of the assets of the Company from Bally Entertainment Corporation ("Bally"), the Company agreed to make an earnout payment (the "Earnout") of up to $5 million on April 30, 1997 if total cumulative earnings before interest, income taxes, depreciation and amortization ("EBITDA") from October 1, 1991 through December 31, 1996 equaled or exceeded $95.4 million. At December 31, 1996, cumulative EBITDA from October 1, 1991 exceeded $95.4 million without any Adjustments as discussed below. Management believes that the Company has competing claims, offsets and other potential adjustments (collectively, "Adjustments") which could reduce the amount ultimately determined to be owed to Bally, if any. However, the effect of such Adjustments cannot be quantified at this time and there can be no assurance that such Adjustments ultimately will affect the amount of any Earnout payments which may be required. The maximum amount payable to Bally has been accrued as additional goodwill and will be amortized over 34.5 years. No Earnout payment has been made.

    As of December 31, 1997, the Company has borrowed approximately $31 million under its $80 million revolving credit facility. The Company believes that the availability of funds under its bank credit facility and cash flows from operations and the ability to obtain alternative sources of financing should permit the Company to fund the expansion of its systems business, including the production and leasing of equipment utilizing the Company's SciScan Technology, potential expansion of the business and operations of SGIL, as well as other potential investment opportunities and working capital requirements. The Company believes that in the event it has additional capital requirements for new business opportunities that it has the ability to obtain additional financing from the capital markets.

    The Company's current revolving bank credit facility ("Bank Credit Agreement") expires in December of 1999 with one, one-year extension option available with the consent of the lenders. The Bank Credit Agreement offers borrowing rate options under prime rate, London Interbank Offered Rate ("LIBOR")or Interbank Offered Rate ("IBOR"), plus or minus an applicable margin depending on the type of borrowing and the Company's debt-to-total capitalization ratio as defined in such agreement. The Bank Credit Agreement contains covenants that, among other things, govern a defined debt to total capitalization ratio, a certain fixed charge ratio, the imposition of liens on assets, and asset sales.

    The Company has interest swap agreements that effectively fix the interest rate on Deutsche mark equivalent of $8,349,000 of borrowings under the revolving credit agreement until October 2000. This amount was borrowed at a fixed rate of 4.065% plus a credit spread. The credit spread, ranging in 1/8% increments from 0.375% to 0.625%, is set depending on SGI's debt-to-capital ratio (as defined) at the time of each three-month loan renewal. At December 31, 1997, the effective interest rate on its Deutsche mark borrowings was 4.4%. These swap agreements involve the receipt of amounts when the floating rates exceed the fixed rates and the payment of amounts when the fixed rates exceed the floating rates in such agreements over the life of the agreements. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to the floating rate interest expense related to the debt. The related amount payable to or receivable from counterparties is included in accrued liabilities or other assets. If, in the future, the interest swap agreements were terminated, any resulting gain or loss would be deferred and amortized to interest expense over the remaining life of the underlying debt. The fair values of the swap agreements, which are not recognized in the financial statements, are estimated not to be significant at December 31, 1997. The fair value of the Company's bank debt approximates it carrying value.

    For a discussion of a dispute under a foreign contract of an affiliated company in Colombia, see Note 10 of Notes to Consolidated Financial Statements.

INFLATION, CHANGING PRICES AND FOREIGN
CURRENCY FLUCTUATIONS

Management does not believe that inflation has had an abnormal or unanticipated effect on Scientific Games' operations. Inflationary pressures would be significant to the Company's business if raw materials used for instant lottery ticket production are significantly affected. Available supply from the paper industry tends to fluctuate, and prices may be affected by supply.

    In 1997, inflation was not a significant factor in the Company's results of operations, and the Company was not impacted by significant pricing changes, except for personnel related expenditures. The Company is not in a position



SCIENTIFIC GAMES HOLDINGS CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

to forecast the prices or supply of its substrate or other raw materials in 1998 but does not anticipate substantial changes which will materially affect operating results.

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

    The Company attempts to manage its foreign currency exchange risks on a global basis by one or more of the following: (i) by securing payment from its customers in U.S. dollars, (ii) by utilizing borrowings denominated in foreign currency, and (iii) by entering into foreign currency exchange contracts. In addition, a significant portion of the cost attributable to the Company's foreign operations is incurred in the local currencies.

    The Company may, from time to time, enter into foreign currency exchange or other contracts to hedge the risk associated with certain firm sales commitments, anticipated revenue streams and certain assets and liabilities denominated in foreign currencies. The Company's bank credit agreement also allows it to borrow in certain European currencies. The Company does not engage in currency speculation. Assets and liabilities of foreign operations are translated from the local currency into U.S. dollars at the approximate rate of currency exchange at the end of the fiscal period. Translation gains and losses of foreign operations that use local currencies as the functional currency are accumulated and reported as a separate component of shareholders' equity. Revenues and expenses are translated at average monthly exchange rates for the preceding month. Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the results of operations.

    To the extent the Company does not hedge its foreign currency exchange risk, such transactions may have the effect of reducing or increasing the amount of revenue recorded in dollars or which is actually repatriated to the United States. Conversely, by entering into hedging contracts, the Company may, in exchange for minimizing the risk of potential losses associated with foreign currency transactions, also thereby necessarily minimize the potential for additional gain associated with foreign currency translation. While the Company has always been able to enter into foreign currency exchange hedging transactions when it has sought such arrangements, no assurances can be given that its ability to enter into such transactions will not adversely be affected in the future by one or more of the following: (i) doing business in a country with limitations on the expatriation of earnings or other governmental regulations, (ii) doing business in a country for which there is only limited international interest in the provision of hedging arrangements by financial institutions, and (iii) the inability to procure hedging agreements as the result of some financial crisis associated with that country, or which has otherwise affected the interest of financial institutions in entering into hedging transactions in general.

IMPACT OF YEAR 2000

Currently, there is significant uncertainty within the software industry and among software users regarding the impact of installed software that has been programmed to accept only two digit entries in the date code field and use such two digit entries in the software's calculation and report generation features. Beginning with the year 2000, software modifications or upgrades will be required to enable such software to distinguish between 21st and 20th century dates. Current versions of the Company's products are being assessed to determine the impact of becoming "Year 2000" compliant. The Company currently believes it will be able to modify or replace its affected systems in time to minimize any detrimental effects in its installed customer base.

    While it is not possible, at present, to give an accurate estimate of the difficulty or cost of this effort, the Company expects to allocate the necessary staff and/or monetary resources to address this issue and does not expect the Year 2000 issue will pose significant operational problems for the Company's computer systems or that the Company will incur significant operating expenses or be required to invest heavily in new computer systems or in updates to its existing computer systems to avoid any problems associated with the coming of the year 2000 and does not expect that such compliance costs will be material to the Company's results of operation. However, the Company's investigation is in its preliminary stages, and no assurances can be given that the Company's initial assessments will continue to be correct or that the Company will not be exposed to any potential claims resulting from system problems associated with the century change.



SCIENTIFIC GAMES HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF INCOME

--------------------------------------------------------------------------------

Year ended December 31                             1997        1996        1995
--------------------------------------------------------------------------------
(In thousands, except per share data)
Revenues                                       $197,456    $146,620    $149,240
Cost of revenues                                124,718      90,442      88,276
--------------------------------------------------------------------------------
                                                 72,738      56,178      60,964
Selling, general and administrative expenses     25,653      17,494      14,778
Depreciation and amortization                    13,229       9,133       8,817
Pull-tab business write-off                       3,376          --          --
In-process technology write-off                  10,102          --          --
Interest income                                     354         917         613
Gain on foreign currency                            507         748          18
Interest expense                                    911         153         289
--------------------------------------------------------------------------------
Income before income taxes                       20,328      31,063      37,711
Income tax expense                               11,356      12,337      15,283
--------------------------------------------------------------------------------
Net income                                     $  8,972    $ 18,726    $ 22,428
================================================================================
Basic net income per common share              $   0.75    $   1.48    $   1.73
================================================================================
Diluted net income per common share            $   0.72    $   1.41    $   1.64
================================================================================
Average common shares outstanding - basic        12,020      12,682      12,929
Dilutive effect of stock options and
   non-vested restricted stock awards               407         584         724
--------------------------------------------------------------------------------
Average common shares outstanding - diluted      12,472      13,266      13,653
================================================================================

See accompanying notes.






SCIENTIFIC GAMES HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------



December 31                                                     1997        1996
--------------------------------------------------------------------------------
(In thousands, except share numbers and par value)
ASSETS
Current assets:
  Cash and cash equivalents                                $   2,843   $   6,252
  Trade receivables                                           34,448      27,045
  Inventories                                                 11,602      11,290
  Prepaid expenses and other current assets                    1,853       1,547
  Deferred income tax benefits                                 1,681       1,254
--------------------------------------------------------------------------------
Total current assets                                          52,427      47,388
Property and equipment, at cost:
  Land                                                         2,521       2,521
  Buildings                                                   11,662      11,719
  Production and other equipment                              90,996      69,806
  Construction-in-progress                                     4,035         994
--------------------------------------------------------------------------------
                                                             109,214      85,040
  Less accumulated depreciation and amortization             (45,464)    (33,029)
--------------------------------------------------------------------------------
                                                              63,750      52,011
Goodwill                                                      34,448      23,921
Other assets                                                  13,785       4,209
--------------------------------------------------------------------------------
                                                           $ 164,410   $ 127,529
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                         $   6,505   $   8,280
  Accrued liabilities                                         19,681      14,319
  Income taxes payable                                         4,272       2,854
--------------------------------------------------------------------------------
Total current liabilities                                     30,458      25,453

Credit facility                                               30,624       3,984
Other long-term liabilities                                    2,092         745
Deferred income taxes payable                                  3,109       3,558

Commitments and contingencies (Notes 8 and 10)

SHAREHOLDERS' EQUITY
  Preferred stock - 3,000,000 shares authorized,
    no shares issued and outstanding                              --          --
  Common stock - par value $.001 per share:
    25,750,000 shares authorized;
    11,875,514 shares and 12,158,362
    shares issued and outstanding, respectively                   12          12
  Additional paid-in capital                                  57,949      56,486
  Accumulated earnings                                        39,856      36,671
--------------------------------------------------------------------------------
                                                              97,817      93,169
================================================================================
  Less notes receivable from officers for the sale of stock      (71)        (71)
  Cumulative foreign currency translation adjustment             381         691
--------------------------------------------------------------------------------
Total shareholders' equity                                    98,127      93,789
--------------------------------------------------------------------------------
                                                           $ 164,410   $ 127,529
================================================================================

See accompanying notes.



SCIENTIFIC GAMES HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------

Year ended December 31                                    1997      1996       1995
-----------------------------------------------------------------------------------
(In thousands)
OPERATING ACTIVITIES
Net Income                                             $  8,972  $ 18,726  $ 22,428
Adjustments to reconcile net income to
  net cash used in operating activities:
  Depreciation                                           10,361     8,424     8,510
  Amortization of intangibles                             2,868       709       307
  In-process technology write-off                        10,102        --        --
  Pull-tab business write-off                             3,376        --        --
  Gain on disposal of property and equipment                 --       (15)      (52)
  Deferred income taxes                                  (1,513)      (36)      121
  Stock compensation expense                              1,313     1,764     1,754
Changes in operating assets and liabilities:
  Accounts receivable                                       536    (1,526)   (8,887)
  Inventories                                             1,376    (3,174)     (502)
  Prepaid expenses and other assets                     (10,156)   (4,176)      (27)
  Accounts payable                                       (4,256)    1,399       228
  Accrued liabilities                                     2,718     1,293       393
  Deferred revenue                                       (5,653)       --        --
  Income taxes payable                                    1,421     3,126       539
-----------------------------------------------------------------------------------
Net cash provided by operating activities                21,465    26,514    24,812

INVESTING ACTIVITIES
Proceeds from sale of assets                                800       173        52
Payments for property and equipment                     (22,280)   (3,910)   (9,109)
Acquisitions of businesses, net of cash acquired        (24,091)  (23,482)       --
-----------------------------------------------------------------------------------
Net cash used in investing activities                   (45,571)  (27,219)   (9,057)

FINANCING ACTIVITIES
Payments on notes receivable from officers                   --        28        35
Borrowings under credit facility                         36,060     8,984        --
Payments on credit facility and other long-term debt     (9,420)   (5,000)       --
Repurchase of common stock                               (5,787)  (24,559)       --
Proceeds from the exercise of common stock options           57     1,070     3,130
-----------------------------------------------------------------------------------
Net cash provided by (used in) financing activities      20,910   (19,477)    3,165
Effect of exchange rate changes on cash                    (213)       21        --
-----------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents         (3,409)  (20,161)   18,920
Cash and cash equivalents at beginning of year            6,252    26,413     7,493
-----------------------------------------------------------------------------------
Cash and cash equivalents at end of year               $  2,843  $  6,252  $ 26,413
===================================================================================

See accompanying notes.




SCIENTIFIC GAMES HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

--------------------------------------------------------------------------------


                                                                                                    Cumulative
                                   Common Stock    Additional                 Notes Receivable   Foreign Currency
                                  --------------    Paid-In    Accumulated       from the           Translation
                                  Shares  Amount    Capital      Earnings      Sale of Stock         Adjustment      Total
---------------------------------------------------------------------------------------------------------------------------
(In thousands)
Balance at January 1, 1995        12,785  $ 13      $47,279      $ 20,075          $(134)                $  --     $ 67,233
  Repayment of notes
    receivable                        --    --           --            --             35                    --           35
  Exercise of stock options,
    including tax benefit            279    --        3,130            --             --                    --        3,130
  Compensation expense in
    connection with stock
    option plans                      --    --        1,754            --             --                    --        1,754
  Net income                          --    --           --        22,428             --                    --       22,428
---------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1995      13,064    13       52,163        42,503            (99)                   --       94,580
  Repayment of notes
    receivable                        --    --           --            --             28                    --           28
  Foreign currency translation
    adjustment                        --    --           --            --             --                   691          691
  Exercise of stock options,
    including tax benefit            298    --        2,559            --             --                    --        2,559
  Compensation expense in
    connection with stock
    option plans                      --    --        1,764            --             --                    --        1,764
  Repurchase and retirement
    of common stock               (1,204)   (1)          --       (24,558)            --                    --      (24,559)
  Net income                          --    --           --        18,726             --                    --       18,726
---------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1996      12,158    12       56,486        36,671            (71)                  691       93,789
  Foreign currency translation
    adjustment                        --    --           --            --             --                  (310)        (310)
  Exercise of stock options,
    including tax benefit             20    --          150            --             --                    --          150
  Compensation expense in
    connection with stock
    option plans                      --    --        1,313            --             --                    --        1,313
  Repurchase and retirement
    of common stock                 (302)   --           --        (5,787)            --                    --       (5,787)
  Net income                          --    --           --         8,972             --                    --        8,972
---------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1997      11,876  $ 12      $57,949      $ 39,856          $ (71)                $ 381     $ 98,127
===========================================================================================================================

See accompanying notes.




SCIENTIFIC GAMES HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1. CORPORATE ORGANIZATION AND BASIS OF PRESENTATION

Scientific Games Holdings Corp. ("Company") provides a full range of lottery game consulting and production services including the printing and distribution of instant tickets and related instant ticket services, lottery systems and systems-related services, including lottery hardware and software development, on-line lottery ticket and transaction processing and cooperative services, all of which the Company considers to be a single line of business. These products and services are provided primarily to domestic and international governmentally sanctioned lotteries. Domestic products and services are provided through the Company's wholly owned subsidiary, Alpharetta, Georgia-based Scientific Games Inc. ("SGI"). International services are provided by SGI and United Kingdom-based Scientific Games International Limited ("SGIL") and Austria-based Scientific Games Kommunikations - und Computersysteme A.G. ("SG Austria") See
Note 3.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL The following summarizes the Company's principal accounting policies. Consolidated financial statements presented herein include the accounts and operations of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUES AND COST OF REVENUES Revenues from the sale of instant tickets and instant ticket services, systems and systems services and cooperative services may be recognized based upon one or more of the following: instant ticket and/or systems shipment, a percentage of the lottery's instant ticket sales to the public, a contracted price, a license agreement, an equipment lease agreement, a percentage of completion of the development project or any combination of the foregoing. All costs related to the design, planning and production of lottery tickets are capitalized as inventories and recognized as cost of revenues when the tickets are shipped. Costs related to the planning and development of the systems and systems-related services are recorded in costs of revenues, and revenues are recognized based upon the percentage of completion method.

CASH AND CASH EQUIVALENTS Cash and cash equivalents consist principally of cash and institutional money market funds on deposit with banks. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

ACCOUNTS RECEIVABLE The Company generally does not require collateral or other security for its receivables. For certain foreign receivables, the Company requires letters of credit backing such amounts. Credit losses have been within management's expectations.

INVENTORIES Inventories consist principally of instant lottery tickets and materials related to their production, which are valued at the lower of cost (first-in, first-out method) or market. Inventories consist of the following:

December 31                  1997        1996
---------------------------------------------
(In thousands)

Finished goods            $ 5,841       4,684
Work-in-process             1,827       2,468
Raw materials               3,934       4,138
---------------------------------------------
                          $11,602     $11,290
=============================================

PROPERTY AND EQUIPMENT Leasehold improvements are amortized on the straight-line method over the lives of the respective leases or, where applicable, the related lottery game contracts. Amortization associated with capitalized leases is included in depreciation expense. Production and other equipment and office furniture and equipment are depreciated on the straight-line method, generally over four to 14 years. Buildings are depreciated on the straight-line method over 31.5 years.

ACCRUED LIABILITIES  Accrued liabilities consist of the following:

December 31                                   1997            1996
------------------------------------------------------------------
(In thousands)
Potential legal claims and
  other assessments                          $1,107         $1,221
Reserves for defective ticket adjustments       900            600
Accrued compensation                          3,201          1,815
Due to other entities                         8,328          6,031
Other                                         6,145          4,652
------------------------------------------------------------------
                                            $19,681        $14,319
==================================================================



SCIENTIFIC GAMES HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

GOODWILL Goodwill represents the excess purchase price paid over the net assets acquired in connection with business combinations accounted for under the purchase method. Goodwill is being amortized on the straight-line method. Goodwill related to SGIL and SG Austria is being amortized over a period of 30 years and 15 years, respectively. Accumulated amortization of goodwill totaled approximately $1,629,000 and $362,000 at December 31, 1997 and 1996,
respectively.

    In the event facts and circumstances indicate that goodwill or other assets may be impaired, an evaluation of recoverability would then be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

    In connection with the formation of the Company and acquisition of certain assets and assumption of certain liabilities, the Company agreed to pay Bally Entertainment Corporation ("Bally") an additional amount if the Company met or exceeded its operating projections for the period October 1, 1991 through December 31, 1996. The maximum amount that could be owed to Bally under this agreement is $5,000,000. The amount payable to Bally under this contingency, if any, has been recorded as an intangible asset in the form of additional goodwill which is being amortized over the remainder of the 40-year amortization period. The Company has accrued for the maximum amount which may be owed under such agreement.

INCOME PER COMMON SHARE In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share. Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 requirements.

FOREIGN CURRENCY TRANSLATION Assets and liabilities of foreign operations are translated from the local currency into U.S. dollars at the approximate rate of currency exchange at the end of the fiscal period. Translation gains and losses of foreign operations that use local currencies as the functional currency are accumulated and reported as a separate component of shareholders' equity. Revenues and expenses are translated at average monthly exchange rates. Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS In June 1997, the Financial Accounting Standards Board issued Statement No.130, Reporting Comprehensive Income and Statement No. 131, Disclosures About Segments of an Enterprise and Related Information. Statement No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Statement No. 131 generally requires that companies report segment information for operating segments which are revenue producing components and for which separate financial information is produced internally.

    The Company plans to adopt Statement No. 130 and Statement No. 131 in 1998, but has not yet completed its analysis of the impact, if any, that Statement No. 131 may have on its financial statements. Statement 130 is only expected to effect the disclosure of comprehensive income when adopted by the Company.

NOTE 3. ACQUISITIONS AND DISPOSITIONS

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

    On April 15, 1997, the Company completed its stock acquisition of Tele Control Kommunications - und Computersysteme Gesellschaft m.b.h., an Austrian




SCIENTIFIC GAMES HOLDINGS CORP.

--------------------------------------------------------------------------------

corporation which was renamed Scientific Games Kommunikations - und Computersysteme A.G. ("SG Austria"), an on-line lottery and transaction company located in Vienna, Austria, from Autotote Corporation. The purchase price was $26.9 million net of 2.8 million of SG Austria's acquired cash. The purchase was accounted for under the purchase method of accounting. The purchase price was allocated to approximately $5.1 million of net assets and to a one-time write-off of $10.1 million in connection with in-process research and development costs based on an appraisal, with the remainder allocated to goodwill to be amortized over 15 years.

    The following table summarizes the Company's estimated pro forma results of operations as if the purchase of SG Austria and SGIL occurred on January 1, 1996 and January 1, 1995, respectively.

Year ended December 31                         1997       1996       1995
---------------------------------------------------------------------------
(In thousands, except per share amounts)
Revenues                                     $200,225   $193,930   $175,036
Net income                                     18,841      7,565     22,909
Earnings per common
  share - basic                                  1.57        .60       1.77
Earnings per common
   share - diluted                               1.51        .57       1.68


    The pro forma results presented above include adjustments to reflect interest expense on borrowings for the acquisitions, amortization of assets acquired including intangibles, certain management expenses related to the Company's combined operations, the $10.1 million in-process research and development costs write-off reflected in the 1996 amounts, lease expense for a building owned by the former owner of SGIL which was not purchased as part of the acquisition, and the income tax effect of such pro forma adjustments and income taxes on earnings.

    These pro forma unaudited results of operations do not purport to represent what the Company's actual results of operations would have been if the SG Austria and SGIL acquisition had occurred on January 1, 1996 and 1995, respectively, and should not serve as a forecast of the Company's operating results for any future periods. The pro forma adjustments are based solely upon certain assumptions that management believes are reasonable under the circumstances at this time. However, the full impact of potential cost savings has not been reflected in the pro forma results presented above, although there can be no assurances such cost savings will be achieved.

    In 1997, the Company discontinued its charity pull-tab ticket business line which was produced and distributed by its then named subsidiary GameTec, Inc. ("GameTec"). A write-off of $3.4 million (pre-tax) was recognized for the disposition of the assets of this business line in 1997. In connection with the disposition, the Company sold substantially all of the assets of GameTec. The Company entered into a three-year extendible marketing agreement with the buyer to provide marketing and related services to state lotteries for pull-tab tickets. The Company will continue to provide pull-tab tickets to its lottery customers through the marketing agreement.

NOTE 4. CREDIT FACILITY

On December 20, 1996, the Company entered into a three-year, $80 million credit facility with three banks (the "Credit Facility"). The Credit Facility contains provisions for foreign currency loans whereby, at the request of the Company, amounts up to a maximum of $30 million may be borrowed and repaid in either British pounds sterling, French francs or Deutsche marks. LIBOR, IBOR and the Base Rate (the higher of the prime rate, or the federal funds rate plus .5%), plus the applicable margin as defined in the Credit Facility, are the interest rate options available to the Company under the Credit Facility. These interest rates options are applicable and available in varying circumstances based upon among other things, the amount and nature of the borrowings and the Company's leverage ratio at the time such amounts are borrowed. The weighted-average interest rate on the outstanding borrowings under the Credit Facility, including foreign currency debt during 1997 was 4.7%. A per annum fee of .125% is payable on the average daily unused portion of the commitment.

    The Credit Facility Agreement contains covenants that restrict the Company's ability to incur additional debt, create liens on any of its property, except as permitted, and require the Company to maintain a leverage ratio, as defined, of or below 50% and a fixed charge coverage ratio of a least three to one.

    The Company has interest rate swap agreements that effectively fix the interest rate on Deutsche mark equivalent of $8,349,000 of borrowings under the revolving credit agreement until October 2000. This amount was borrowed at a fixed rate of 4.065%, plus a credit spread. The credit spread, ranging in 1/8% increments from 0.375%



SCIENTIFIC GAMES HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

to 0.625%, is set depending on the Company's leverage ratio at the time of each three-month loan renewal. At December 31, 1997, the effective interest rate on the Deutsche mark borrowings was 4.4%. These swap agreements involve the receipt of amounts when the floating rates exceed the fixed rates and the payment of amounts when the fixed rates exceed the floating rates in such agreements over the life of the agreements. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to the floating rate interest expense related to the debt. The related amount payable to or receivable from counterparties is included in accrued liabilities or other assets. If, in the future, the interest rate swap agreement were terminated, any resulting gain or loss would be deferred and amortized to interest expense over the remaining life of the underlying debt. In the event of early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income coincident with the extinguishment. The fair values of the swap agreement, which is not recognized in the financial statements, is estimated not to be significant at December 31, 1997. The fair value of the Company's bank debt approximates its carrying value.

    For the year ended December 31, 1997, total interest paid and incurred totaled $955,000, of which $44,000 was capitalized. For the years ended December 31, 1996 and 1995, total interest paid totaled $153,000 and $288,000, respectively. These amounts include interest on bank debt, interest on capital leases, and commitment fees.

NOTE 5. SHAREHOLDERS' EQUITY

In July 1997, the Company adopted a shareholders rights plan which provided for the issuance to each holder of the Company's common stock, certain rights (the "Rights") to purchase shares of the Company's redeemable Series A Participating Cumulative Preferred Stock pursuant to the terms of a Rights Agreement. Such Rights are exercisable after distribution by the holders thereof, other than "Acquiring Persons" as defined in the Rights Agreement, in the event of certain ownership changes and in connection with certain business combinations. The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person that attempts to acquire the Company without a condition to such an offer being that a substantial number of the Rights be acquired or that the Rights be redeemed or declared invalid. The Rights should not interfere with any merger or other business combination approved by the Board of Directors (under some circumstances with the concurrence of the continuing directors, as defined) since the rights may be redeemed by the Company.

NOTE 6. STOCK OPTIONS

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options.

    The Company has stock option plans that provide for the granting of non-qualified options to purchase the Company's common stock to selected key employees, officers and directors. Such options generally have ratable, annual vesting periods ranging from four to seven years from the date of the grant, and maximum terms ranging from seven to 10 years from the date of the grant.

    A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

                                            1997           1996           1995
--------------------------------------------------------------------------------------------
                             Weighted              Weighted              Weighted
                             Average               Average               Average
                             Shares     Exercise   Shares     Exercise   Shares     Exercise
                             (000's)    Price      (000's)    Price      (000's)    Price
--------------------------------------------------------------------------------------------
Outstanding -
  beginning of year           1,271     $ 11.41     1,459     $  8.31     1,416     $  4.30
Granted                         125       20.60       115       26.00       325       21.00
Exercised                       (18)       3.17      (298)       3.63      (280)       2.06
Forfeited                        (2)       3.06        (5)       3.27        (2)       2.86
--------------------------------------------------------------------------------------------
Outstanding -
  end of year                 1,376     $ 12.46     1,271     $ 11.41     1,459     $  8.31
============================================================================================
Exercisable -
  end of year                   885     $  9.59       592     $  6.90       563     $  3.34
============================================================================================
Weighted-average
  fair value of options
  granted during
  the year                              $ 13.16               $ 18.77               $ 10.72
============================================================================================



SCIENTIFIC GAMES HOLDINGS CORP.

--------------------------------------------------------------------------------

    Exercise prices for options outstanding as of December 31, 1997 ranged from $1.46 to $38.00. The weighted-average remaining contractual life of those options is 4.9 years.

    The Company charged approximately $1,313,000, $1,764,000 and $1,754,000 to operations in 1997, 1996 and 1995, respectively, representing the amortization of the difference in the option price and the fair market value of the option shares at the date of grant.

    At December 31, 1997, the Company has reserved approximately 2,252,000 shares of Common Stock for possible future issuance in connection with its stock option plans.

    Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997, 1996 and 1995, respectively: risk-free interest rates of 6.7%, 6.6% and 7.0%, a dividend yield of 0.0%; volatility factors of the expected market price of the Company's common stock of .46, .41 and .44; and a weighted-average expected life of the option of 8.7, 8.0 and 5.7 years.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

Year ended December 31                            1997        1996         1995
-------------------------------------------------------------------------------
(In thousands, except earnings per share)
Pro forma net income                           $ 7,689     $17,803      $21,958
Pro forma earnings per
  share - diluted                              $   .62     $  1.34      $  1.61


    Because Statement 123 is applicable to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until future years.

NOTE 7. INCOME TAXES

Income tax expense (benefit) is composed of the following:

Year ended December 31                            1997         1996         1995
-------------------------------------------------------------------------------
(In thousands)
Current:
   Federal                                     $10,457      $ 9,919      $12,479
   State                                         2,600        2,308        2,683
   Foreign                                         842          132           --
Deferred:
   Federal                                      (1,433)           6          100
   State                                          (213)           1           21
   Foreign                                        (897)         (29)          --
--------------------------------------------------------------------------------
Income tax expense                             $11,356      $12,337      $15,283
================================================================================

     The difference between the provision for income taxes and amounts computed by applying Federal statutory rates to income before income taxes is summarized as follows:

Year ended December 31                            1997         1996         1995
--------------------------------------------------------------------------------
(In thousands)
Federal income tax expense
  at statutory rates                           $ 7,115      $10,872      $13,199
State income taxes net
  of Federal income
  tax effect                                     1,551        1,499        1,723
Non-deductible expenses                            450          278          305
In-process technology
  write-off                                      3,535           --           --
Tax credits                                       (582)        (186)          --
Interest on tax-exempt
  securities                                        --         (301)        (241)
Other                                             (713)         175          297
--------------------------------------------------------------------------------
Income tax provision                           $11,356      $12,337      $15,283
================================================================================




SCIENTIFIC GAMES HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1997 and 1996 are as follows:

Year ended December 31                                        1997         1996
-------------------------------------------------------------------------------
(In thousands)
Deferred tax liabilities:
  Tax over book depreciation                               $ 4,789      $ 4,740
  Other - net                                                1,465          991
-------------------------------------------------------------------------------
Total deferred tax liabilities                               6,254        5,731
Deferred tax assets:
  Accruals and reserves                                      2,737        1,834
  Stock compensation                                         2,089        1,593
-------------------------------------------------------------------------------
Total deferred tax assets                                    4,826        3,427
-------------------------------------------------------------------------------
Net deferred tax liabilities                               $ 1,428      $ 2,304
===============================================================================

    The Company made Federal and state income tax payments of approximately $11,731,000, $9,948,000 and $11,470,000 in the years ended December 31, 1997,
1996 and 1995, respectively. The Company made $750,000 in foreign income tax payments in the year ended December 31, 1997.

NOTE 8. LEASES

The Company leases certain office and warehouse facilities under operating leases. Lease expense for operating leases totaled approximately $2,337,000 $1,838,000 and $1,378,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

    Future minimum lease obligations at December 31, 1997 are summarized as follows:

                                                                       Operating
                                                                          Leases
--------------------------------------------------------------------------------
(In thousands)
1998                                                                     $ 2,747
1999                                                                       2,235
2000                                                                       2,031
2001                                                                       1,693
2002                                                                       1,693
Thereafter                                                                 6,223
--------------------------------------------------------------------------------
Total lease obligations                                                  $16,622
================================================================================


NOTE 9.   BENEFIT PLANS

The Company sponsors the following benefit plans for its employees and directors.

SCIENTIFIC GAMES INC. SAVINGS AND INVESTMENT PLAN The Company sponsors the Scientific Games Inc. Savings and Investment Plan, a savings plan which covers all SGI employees who elect to participate. Employees are eligible for participation on the enrollment date following six months of service. The Company contributes an amount equal to 33% of the portion of the employee's elective deferral contributions which do not exceed 6% of the employee's total pay for each payroll period in which an elective deferral is made, subject to the limitations of the Internal Revenue Code. The Company's matching portion of employees' contributions is made with the Company's Common Stock, which is purchased on the open market. In 1995, the Company matched the employees, contributions with cash. Matching contributions of the Company are 100% vested upon receipt. Approximately $331,000, $314,000 and $267,000 was expensed by the Company as a result of this plan during 1997, 1996 and 1995, respectively.

SGIL PLAN Certain employees of SGIL are participants in a defined benefit pension plan administered by the SGIL. The benefits are based on an average of the employee's compensation over two years preceding retirement or leave of service. During the year ended December 31, 1997, SGIL recognized expenses of approximately $726,000 associated with this plan. The projected benefit obligations and plan assets of the plan are not material.

SCIENTIFIC GAMES INC. MANAGEMENT DEFERRED COMPENSATION PLAN On October 1, 1996, the Company established the Scientific Games Inc. Management Deferred Compensation Plan ("MDCP") to provide deferred compensation for a select group of management or highly compensated employees. Generally, participants in the MDCP may elect to defer up to 50% of their salary and up to 100% of their annual cash incentive bonus.

    Assets of the MDCP are held by a rabbi trust and are accounted for as assets of the Company; therefore all earnings and expenses are recorded in the Company's financial statements. The net amount of the MDCP's earnings and losses is recorded as additional liability to



SCIENTIFIC GAMES HOLDINGS CORP.

--------------------------------------------------------------------------------

the participants and is an expense of the Company. Assets and liabilities of the MDCP totaled approximately $603,000 and $695,000, respectively, at December 31, 1997. Compensation expense associated with the MDCP was approximately $649,000 and $46,000 for the years ended December 31, 1997 and 1996, respectively.

SCIENTIFIC GAMES HOLDINGSS CORP. DIRECTORS DEFERRED COMPENSATION PLAN Effective July 11, 1996, the Company established Scientific Games Holdings Corp. Directors Deferred Compensation Plan ("DCCP") to provide each member of the Board of Directors who is not an employee of the Company (a "Director") an opportunity, on an annual basis, to defer all or any portion of his or her director's fees. Similar to the MDCP discussed above, assets of the DCCP are held by a rabbi trust. Assets and liabilities of the DCCP totaled approximately $110,000 and $122,000, respectively, at December 31, 1997.

    Compensation expense associated with the DCCP was approximately $71,000 and $51,000 for the years ended December 31, 1997 and 1996, respectively.

SCIENTIFIC GAMES INC. SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN Effective January 1, 1996, the Company established the Scientific Games Inc. Supplemental Executive Retirement Plan ("SERP"). Effective with the establishment of the Plan, nine executives as defined in the SERP became participants in the SERP. The Compensation Committee of the Board of Directors may subsequently add participants to the SERP. All current participants are 100% vested in their benefits. Generally, participants will receive benefits for 15 years in an amount equal to 53% of his or her compensation in the final three calendar years of employment. Such amounts may be reduced based upon length of service and vesting schedules for participants entering the SERP after January 1, 1996. The liability associated with SERP which is recorded at December 31, 1997 is approximately $953,000.

    To provide a funding source for the payment of benefits under the SERP, the Company owns whole-life insurance contracts on the participants. The cash value of these policies was approximately $1,605,000 at December 31, 1997. The Company made cash payments of approximately $787,000 during each of 1997 and 1996, associated with the policies. These policies have been placed in a rabbi trust which will hold the policies and death benefits as they are received. Compensation expense associated with the SERP was approximately $555,000 and $398,000 for the years ended December 31, 1997 and 1996, respectively.

NOTE 10. CONTINGENCIES

The Company's SGI subsidiary owns a minority interest in Wintech de Colombia S.A. ("Wintech"), which has operated the Colombian national lottery under contract with Empresa Colombiana de Recursos para la Salud, S.A. ("Ecosalud"), an agency of the Colombian government. The contract projected that certain levels of lottery ticket sales would be attained and provided for a penalty against Wintech, SGI and the other shareholders of up to $5,000,000 if such levels were not achieved. In addition, with respect to a further guarantee of performance under the contract with Ecosalud, SGI delivered to Ecosalud a $4,000,000 bond issued by a Colombian surety. Wintech started the instant lottery in Colombia but due to difficulties beyond its control the projected sales level was not met for the year ending 1993. On July 1, 1993, Ecosalud adopted resolutions declaring, among other things, that the contract was in default and asserted various claims for compensation and penalties against Wintech, SGI and shareholders of Wintech. Litigation is pending in Colombia concerning various claims among Ecosalud, Wintech and the Company relating to the termination of the contracts with Ecosalud (the "Colombian Litigation"). Ecosalud's claims in the Colombian Litigation are for, among other things, realization on the full amount of the penalty plus interest and costs of the bond.

    SGI has consulted with Colombian counsel and has been advised that SGI has various legal defenses to Ecosalud's claims. SGI also has certain cross indemnities and undertakings from the two other private shareholders of Wintech for their respective shares of any liability to Ecosalud. That obligation is secured in part by a $1,500,000 confirmed letter of credit in favor of SGI. The Colombian surety which issued a $4,000,000 bond to Ecosalud under the contract has reportedly paid $2,400,000 to Ecosalud under the bond, and made demand upon SGI for that amount under the indemnity agreement entered into by the surety and SGI.



SCIENTIFIC GAMES HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

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

    In June 1996, Ecosalud filed a complaint against the Company in the United States District Court for the Northern District of Georgia, Atlanta Division (the "Georgia Litigation"). Total damages claimed in the original Complaint were "not less than $84,423,267." The complaint also sought reasonable attorneys' fees and costs allegedly pursuant to the contract. In response to the Complaint, SGI filed a motion to dismiss the action on multiple grounds, including the mandatory arbitration clause contained within the contract. Ecosalud then filed an "Amended Complaint" in which it withdrew its claim for in excess of $84,000,000 and, instead, is seeking $5,000,000 under an "Executive Title," a purported joint and several guarantee by the Company, Wintech and other shareholders in Wintech that projected levels of lottery ticket sales would be attained. In addition, Ecosalud also seeks attorneys' fees and interest on the claim. SGI has filed a motion to dismiss the Amended Complaint on the grounds, inter alia, that litigation involving the same subject matter is pending in Colombia, the dispute is subject to an arbitration clause and forum non conveniens. On March 19, 1997 judgment was entered on behalf of the Company. The Court dismissed the action on the grounds that it was governed by the arbitration and forum selecting clauses in the contract which require that all disputes be settled either by arbitration in Colombia or in the administrative courts of Colombia. The Court also dismissed the action on the grounds of lis alibi pendens. On April 16, 1997, the Plaintiff filed a Notice of Appeal. The United States Court of Appeals for the Eleventh Circuit heard oral argument on the appeal of the dismissal of the complaint of Ecosalud on January 16, 1998 and thereafter affirmed the holding of the trial Court. Ecosalud did not seek reconsideration by the Eleventh Circuit; accordingly, the Georgia Litigation has been concluded.

    SGI intends to vigorously defend the Colombian Litigation and has been advised by counsel that the Company has numerous defenses on the merits, as well as procedural defenses to the litigation. Although it is not possible to determine the outcome of the litigation in Colombia, or the other related surety and indemnity claims, management believes, based upon, among other things, the advice of counsel, that the Company has various defenses (which it has asserted in response to such proceedings and claims), that adequate provision has been made for such claims and the disposition thereof should not have a material adverse effect on the Company's consolidated financial condition or consolidated results of operations.

NOTE 11. GEOGRAPHIC INFORMATION

Year ended December 31                           1997           1996         1995
---------------------------------------------------------------------------------
(In thousands)
Net revenues:
  United States                             $ 159,706      $ 140,519    $ 149,240
  Europe                                       38,545          6,101           --
  Adjustments and
    eliminations                                 (795)            --           --
---------------------------------------------------------------------------------
Total                                       $ 197,456      $ 146,620    $ 149,240
=================================================================================
Operating income:
  United States                             $  28,513(1)   $  29,532    $  37,369
  Europe                                       (8,135)(2)         19           --
Other income                                      507            748           18
Net interest income (expense)                    (557)           764          324
Income tax expense                             11,356         12,337       15,283
---------------------------------------------------------------------------------
Net income                                  $   8,972      $  18,726    $  22,428
=================================================================================
Identifiable assets (at end
  of year):
  United States                             $ 135,090      $ 121,697    $ 110,186
  Europe                                       36,075         14,521           --
  Adjustments and
    eliminations                               (6,755)        (8,689)          --
---------------------------------------------------------------------------------
Total                                       $ 164,410      $ 127,529    $ 110,186
=================================================================================

(1) Includes one-time write-off of $3.4 million.
(2) Includes one-time write-off of $10.1 million.

    For the years ended December 31, 1997, 1996 and 1995, aggregate revenues from lottery agencies and other customers domiciled in foreign countries totaled



SCIENTIFIC GAMES HOLDINGS CORP.

--------------------------------------------------------------------------------

approximately $66,986,000, $31,123,000 and 31,846,000, or 34%, 21% and 21%, of
total revenues, respectively.

    During the year ended December 31, 1997, no single customer accounted for over 10% of the Company's total revenues. During the years ended December 31, 1996 and 1995, one customer in each period comprised approximately 13% of the Company's total revenues.

    Export sales from the United States for the years ended December 31, 1997, 1996 and 1995 were approximately $27,977,000, $22,500,000 and $31,041,000, respectively.

NOTE 12. QUARTERLY INFORMATION (UNAUDITED)

                                       First        Second       Third        Fourth
Year ended December 31                 Quarter      Quarter      Quarter      Quarter
-------------------------------------------------------------------------------------
(In thousands except per share data)
1997
Revenues                               $45,612      $ 50,511     $50,669      $50,664
Gross profit                            16,963        19,528      17,643       18,604
Income (loss) before taxes               9,237        (4,333)      7,923        7,501
Net income (loss)                        5,487        (6,653)      5,030        5,108
-------------------------------------------------------------------------------------
Net income (loss)
  per share - basic                    $   .45      $   (.55)    $   .42      $   .43
=====================================================================================
Net income (loss)
  per share - diluted                  $   .44      $   (.55)    $   .41      $   .42
=====================================================================================

1996
Revenues                               $26,591      $ 37,562     $38,210      $44,257
Gross profit                             8,432        15,772      15,458       16,516
Income before taxes                      2,519         9,701       9,829        9,014
Net income                               1,511         5,809       5,894        5,512
-------------------------------------------------------------------------------------
Net income
  per share - basic                    $   .12      $    .45     $   .47      $   .46
=====================================================================================
Net income
  per share - diluted                  $   .11      $    .42     $   .45      $   .45
=====================================================================================

    As discussed in Note 3, on April 11, 1997 and on October 1, 1996 the Company acquired SG Austria and SGIL, respectively. The results of operations of SG Austria and SGIL are included in the respective quarters from the date of such acquisitions.


REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
SCIENTIFIC GAMES HOLDINGSS CORP.

We have audited the consolidated balance sheets of Scientific Games Holdings Corp. (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Scientific Games Holdings Corp. at December 31, 1997 and 1996, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP


Atlanta, Georgia
February 3, 1998








SCIENTIFIC GAMES HOLDINGS CORP.

35