Form 10-K405, Exhibit 13
period 1998-12-31
SCIENTIFIC GAMES HOLDINGS CORP
filed 1999-03-31
CIK 880174

                         SCIENTIFIC GAMES HOLDINGS CORP.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS.

GENERAL

         The Company's revenues are generated primarily from sales of products and services to governmentally operated or sanctioned lotteries worldwide and, to a lesser extent, non-lottery related entities both in the United States and world-wide. These sales are categorized into two main segments, (1) Instant Ticket and Related Services and (2) Systems.

         In the Instant Ticket and Related Services segment, the Company primarily supplies game design, sales and marketing support, instant ticket manufacturing and delivery, inventory management and distribution, and retailer telemarketing and field services. In addition, this segment includes promotional instant tickets and pull-tab tickets which are sold to both lottery and non-lottery customers and prepaid phone cards which are sold to telecommunications companies.

         In the Systems segment, the Company primarily supplies transaction processing software that accommodates instant ticket accounting and validation and online lottery games, point-of-sale terminal hardware which connects to these systems, central site computers and communication hardware which run these systems, and ongoing support and maintenance services for these products. This segment also includes software, hardware and support for sports betting and credit card processing systems for non-lottery customers. In addition, the Company refers to cooperative services agreements in various sections of this report. Cooperative services is a branded marketing name given to the combination of any of the products and services offered by both the Instant Ticket and Related Services segment and the Systems segment under one customer contract.

         Instant Ticket and Related Services revenues are generally based on a price per 1,000 tickets delivered or based upon a percentage of the lottery's sales to the public over a contract period. System revenues may be based on a fixed price for the product or service or based upon a percentage of the lottery's sales to the public over a contract period.

         The Company's operating results may vary significantly from period to period. Revenues and capital expenditures may be difficult to forecast because the Company's sales cycle may vary and depend upon factors such as the size and timing of awarded contracts, changes in customer budgets, ticket inventory position, lottery retail sales and general economic conditions. Contracts with governmental entities operating newly authorized instant lotteries tend to generate higher levels of sales in the initial months. All of the Company's domestic lottery contracts currently are with jurisdictions whose lotteries have been in operation at least one year. Operating results may be affected by the working capital requirements associated with preparing facilities and equipment, establishing a distribution system and printing tickets for recently awarded contracts, and by the amount of time elapsing before the receipt and/or recognition of revenues from the sale of lottery tickets. Operating results may also be affected by the utilization of overtime labor and the Company's ability to smoothly integrate new and/or upgraded production equipment with its existing production operations. Lottery revenues and particular product sales to lotteries may vary in a quarter causing fluctuations in the Company's revenue from quarter to quarter. Additionally, circumstances encountered in international markets, including the substantial amount of time involved in bidding on an international contract, the evaluation of such bid and the resultant contract award or rejection may vary significantly from that originally anticipated when the bid is prepared. All of these factors may make it difficult to forecast revenues and expenditures related to the Company's operations over extended periods and may result in fluctuations in the Company's quarterly financial results.

         The Company's U.S. lottery contracts typically have an initial term of from one to five years and usually provide the customer with options to extend the contract one or more times under the same, or mutually agreeable, terms and conditions for additional periods generally ranging from one to five years. The Company's customers have exercised extension options in the Company's U.S. instant lottery contracts a majority of the time. The Company's international lottery contracts are less likely to have firm contract periods and, historically, international lottery ticket customers have sought competitive bids for such contracts more frequently. Upon the expiration of a contract (including any extensions which may have been exercised), lottery authorities often award new contracts through a competitive procurement process. During any quarter, some lottery contract is typically expiring and/or reaching an optional extension date. Instant ticket contracts may be to supply tickets on either a primary or back-up basis. A primary supplier has a contract to supply a majority of the lottery's ticket needs and a back-up supplier has a contract to supply some of the lottery's ticket needs.

         Sales outside the United States may consist of sales of goods and services exported from the United States to customers located overseas, sales of goods and services to customers in countries in which the Company's foreign subsidiaries have operating facilities, or sales of goods and services by the Company's foreign subsidiaries to customers located outside the country of production. Although the Company does business worldwide, a majority of the Company's current foreign operations are conducted in, and U.S. export sales are made to, customers located in Europe. For segment and geographic information on the Company, see Note 11 of the Notes to Consolidated Financial Statements set forth elsewhere in this report.

         During 1998, in the Instant Ticket and Related Services segment, the Company had nine U.S. contracts subject to extensions or scheduled to expire. Of such contracts six contained extension options. With respect to the foregoing contracts, the Company received six contract extensions, negotiated one additional extension, was the successful bidder on one new contract and was the unsuccessful bidder on one contract.

         The Company estimates, based in part upon industry and lottery furnished information, that the Company's U.S. customers with contracts scheduled to expire in 1998 (regardless of whether renewal options were available under such contracts) represented, in the aggregate, retail sales equal to approximately 26.5% of total 1998 U.S. instant ticket retail sales by government lotteries ("1998 Lottery Sales"). Industry sources estimate that 1998 Lottery Sales were approximately $14.1 billion. In comparison, 5 U.S. contracts held by the Company's competitors were subject to extensions or scheduled to expire in 1998. The Company estimates that its competitors' domestic customers with contracts scheduled to expire in 1998 represented aggregate retail sales equal to approximately 21% of 1998 Lottery Sales. Of the contracts formerly held by the Company's competitors, the Company was the successful bidder on one contract and the Company estimates that this contract accounted for approximately 3.0% of 1998 Lottery Sales. For a listing of the Company's U.S. contracts and the scheduled expiration dates, also see Item I Business - "Markets" in its Annual Report on Form 10-K.

         During 1998, the Colorado Lottery awarded the Company a contract extension to produce instant tickets through June 2000. The D.C. Lottery and Charitable Games Control Board, the Washington State Lottery, the Wisconsin Lottery, the Minnesota State Lottery, the South Dakota Lottery and the Iowa Lottery each exercised a one-year extension with the Company to produce instant tickets. The Massachusetts State Lottery Commission extended its instant ticket contract through June 1999. With regard to contracts held by the Company, it was not the successful bidder on the primary contract for the California State Lottery, which represented approximately 5% of 1998 Lottery Sales. However, the Company did receive a back-up supply contract extension through June 1999.

         With regard to contracts previously held by its competitors, the Connecticut Lottery Corporation awarded its instant ticket contract to the Company. The Connecticut contract runs through August 2000, with two 1-year extensions available. In addition, the Company obtained a back-up supply contract with the Oregon Lottery through June 1999.

         Internationally, the Company received a five-year contract from Instant Lottery, S.A., the operator of the national lottery in Greece, to supply instant tickets. The Company was also awarded contracts with varying terms for instant tickets in the Philippines, Venezuela and Mexico. In addition, the Company was awarded several other international instant ticket orders for various other countries, and the Company produced an increased volume of telephone cards for various international telecommunications companies, as compared to the volume of such cards produced in the prior year.

         In the Systems segment during 1998, the Company did not receive any significant new U.S. contracts, but pursuant to a contract extension received in 1997 the Company installed 1,500 SciScan Technology(R) instant ticket validation terminals in Nebraska. Internationally, the Western Canada Lottery Corporation ("WCLC") awarded its contract to provide a new on-line ticket game management control system and related support services contracts to the Company. A competitor of the Company had provided WCLC's current system. The Company's SGI-NET system will replace the WCLC's existing central system and support the lottery's on-line games. This on-line award was the Company's first on-line lottery contract in North America since the Company recently reentered the on-line systems segment of the lottery industry after exiting this business line in 1991.

The WCLC contract provides for on-going hardware and systems maintenance following the warranty period of the contract. The Company was also awarded a contract by Praxa Limited to provide system software and hardware to the Golden Casket Lottery Corporation Limited ("GCLC"), the state operated lottery in Queensland, Australia. The contract includes the installation of approximately 1,350 SciScan Technology instant ticket validation terminals, as well as SGI-NET software to interface with GCLC's existing lottery system technology. The contract includes an option for the lottery to purchase 650 additional SciScan terminals. Instant Lottery, S.A., the operator of the national lottery in Greece, awarded a contract to provide an initial order of 400 SciScan Technology instant ticket validation terminals. The contract includes an option for the lottery to purchase an additional 1,600 SciScan terminals.

         The Company's joint venture agreement with La Francaise des Jeux ("FDJ"), the operator of the French National Lottery, was entered into by the parties following approval by the French Minister of Finance. In addition, definitive agreements for the supply by the Company to FDJ of lottery products and services were executed. The joint venture is developing a new generation of on-line terminal incorporating the Company's SciScan Technology. The joint venture assumed FDJ's terminal hardware and software maintenance contracts with six German State Lottery customers, as well as lottery terminal software maintenance for FDJ. The agreements between the Company and FDJ provide for the initial supply of 15,000 SciScan terminals, the installation of an SGI-NET instant ticket validation system, a central site computer system and on going maintenance of the system.

         As previously disclosed in the Company's periodic reports, the Company's business is highly competitive and is in a period of intense price-based competition, particularly from other instant tickets suppliers. Many of the lottery contracts awarded or re-awarded to the Company in 1998 (and the orders thereunder) have certain lower equivalent prices than charged in the previous contracts. To the extent such contracts contain lower equivalent prices, the Company's profit margins are adversely affected. The impact of lower equivalent prices in certain contracts, however, may be offset, in part, by other factors, including higher order levels from new and existing customers, increased production efficiencies and other savings associated with economies of scale. While the timing and extent, both of lower equivalent price contracts and offsetting factors, cannot be predicted with certainty, the Company expects significant competition on the basis of price to continue in 1999.

         While the Company has frequently been awarded new contracts when its prior U.S. contracts and extensions have expired, there may be no assurance that any of the Company's contracts will be extended or that it will be awarded new contracts as a result of future competitive procurement processes, nor may any assurances be given with respect to the Company's ability to offset, in whole or in part, the effects of any intensified price competition.

         During 1999, the Company will have thirteen Instant Ticket and Related Services contracts in the U.S. which are subject to extensions or scheduled to expire. The Company estimates that these thirteen U.S. contracts had aggregate retail sales equal to approximately 40.7% of 1998 Lottery Sales. The Company estimates that there are eight U.S. contracts of competitors subject to extensions or scheduled to expire in 1999 which had aggregate retail sales equal to approximately 32% of 1998 Lottery Sales. The Company has no U.S. Systems contracts subject to extensions or scheduled to expire in 1999.

RECENT DEVELOPMENTS

         On March 4,1999, Scientific Games and the Texas Lottery Commission entered into a contract for the provision of instant tickets and related services by Scientific Games to the Texas Lottery Commission. This contract was previously held by a competitor and represented approximately 12.8% of 1998 Lottery Sales. On March 7, 1999, BABN Technologies Corporation, a non-winning bidder in the procurement, protested the award of the contract to Scientific Games and protested the award of the back-up contract to Pollard Banknote Limited. On March 30, 1999, Scientific Games was notified by the Executive Director of the Texas Lottery Commission that the protest filed by BABN was granted in part and denied in part. The Executive Director declared the contracts with Scientific Games as primary vendor and Pollard Banknote Limited as back-up vendor to be void, subject to re-submission by all bidders of ticket pricing in accordance with the pricing format and matrix determined by the Executive Director. Scientific Games is reviewing the legal adequacy of the Executive Director's determination and currently intends to contest any actions which purport to declare its contract to be void.

         In addition, as of March 17, 1999, the Company has received extensions from six of the thirteen U.S. contracts which were subject to extensions or scheduled to expire in 1999. The Company estimates that these six contracts represented approximately 9.9% of 1998 Lottery Sales.

RESULTS OF OPERATIONS

         The following table illustrates certain components of the consolidated results of operations expressed as a percentage of revenues for the periods indicated.


                                         1998          1997        1996
                                         ----          ----        ----
Revenues                                100.0%        100.0%       100.0%
Gross Margin                             35.2          36.8         38.3
Selling, general and
  Administrative                         12.4          13.0         11.9
Depreciation and
  Amortization                            7.6           6.7          6.2
One-time write-offs                       0.0           6.8          0.0
Interest Income                           0.2           0.2          0.6
Gain (loss) on foreign currency          (0.0)          0.3          0.5
Interest expense                          0.6           0.5          0.1
Income before income taxes               14.8          10.3         21.2
Income tax expense                        5.7           5.8          8.4
Net Income                                9.1%          4.5%        12.8%

Year ended December 31, 1998 compared to year ended December 31, 1997.

         Revenues for the year ended December 31, 1998 increased $16.3 million or 8.3% over the revenues for the year ended December 31, 1997. The increase was primarily due to additional Systems revenues of approximately $20.1 million. Contributing to this increase was a full year of operations for the Company's Scientific Games Kommunikations - und Computersysteme GmbH subsidiary ("SG Austria") which was acquired in April 1997 and sales to new international customers, including FDJ, operator of the French National Lottery and Praxa Limited, prime contractor to the Golden Casket Lottery Corporation in Australia. The increase in revenues was partially offset by a decline of $4.0 million in Instant Ticket and Related Services revenues which was primarily attributable to lower international sales volumes and continued lower equivalent sales prices as a result of competitive pricing pressures as discussed above and in the Company's prior periodic reports. Instant Ticket and Related Services revenues accounted for approximately 78.9% of the Company's gross revenues in 1998 versus 87.4% in 1997. Total international revenues based on the customers' country of domicile accounted for approximately 35.4% of the Company's gross revenues in 1998 versus 33.5% for 1997.

         Gross margins decreased to 35.2% for the year ended December 31, 1998 from 36.8% for the year ended December 31, 1997. The margin decline was mainly attributable to Instant Ticket and Related Services contracts awarded or re-awarded having lower equivalent sales prices than charged in previous contracts and lower international sales volumes, partially offset by continued efficiency improvements in domestic instant ticket manufacturing. Also partially offsetting the decline was the full year ownership of SG Austria and the new Systems sales discussed previously.

         Selling, general and administrative ("SG&A") expenses increased $865,000 for the year ended December 31, 1998 over the same period of 1997. SG&A expenses decreased as a percentage of revenues to 12.4% from 13.0%. The dollar increase was primarily attributable to a full year ownership of SG Austria, additional expenses related to the joint venture with FDJ, an increase in international sales efforts, including the expanded activities of a sales branch in South Africa, and sales efforts related to The Daily Race Game(TM) joint venture with Telecom Productions Inc., which was introduced in 1998. This increase was partially offset by lower domestic SG&A expenses.

         Depreciation and amortization expenses increased for the year ended December 31, 1998 by $3.1 million over the comparable period of 1997. The increase was due primarily to the full year ownership of SG Austria and additional SciScan terminals placed in service during the second half of 1997 and the beginning of 1998.

         During 1997, the Company recognized a one-time write-off of $10.1 million for in-process technology acquired in connection with the April 15, 1997 acquisition of SG Austria. In addition, in July 1997 the Company discontinued its charity pull-tab ticket business line which was produced and distributed by its then named subsidiary GameTec Inc. ("GameTec"). In October 1997, the Company sold substantially all of the assets of GameTec to International Gamco, Inc. ("Gamco"). The Company also entered into a three year extendible marketing agreement with Gamco in 1997 to provide marketing and related services to state lotteries for pull-tab tickets printed by Gamco. The Company continues to provide pull-tab tickets to its lottery customers through such marketing agreement. A one-time write-off of $3.4 million (pre-tax) was recognized in the year ended December 31, 1997 for losses from the disposition of the assets of its pull-tab ticket business line. The Company did not have similar write-offs in 1998.

         Operating income for the year ended December 31, 1998 increased $11.9 million or 58.6% from the year ended December 31, 1997. The increase was primarily attributable to the pull-tab business and in-process technology one-time write-offs in 1997 as discussed previously and additional Systems sales during 1998. Partially offsetting the operating income increase was a decline in operating income in the Instant Ticket and Related Services segment due mainly to pricing pressures discussed previously.

         Interest income for the year ended December 31, 1998 increased by approximately $130,000 from the comparable year ended December 31, 1997. The increase was mainly due to the interest related to an employee benefit plan, which was offset by a comparable charge to compensation expense.

         The Company experienced a net loss of $65,000 on foreign currency in the year ended December 31, 1998 compared to a gain of approximately $507,000 in the year ended December 31, 1997. The losses primarily resulted from fluctuations in exchange rates on non-U.S. dollar holdings. The 1997 gains were primarily attributable to gains on the hedging of the purchase price of SG Austria as well as net gains on non-U.S. dollar transactions in the normal course of business.

         Interest expense for the year ended December 31, 1998 increased approximately $442,000 from the year ended December 31, 1997. The increase in interest expense resulted from higher average borrowings under the Company's credit facility for year ended December 31, 1998.

         The effective tax rate for the year ended December 31, 1998 was 38.6% as compared to 55.9% for the year ended December 31, 1997. The higher than normal effective tax rate for 1997 was primarily a result of a non-tax deductible one-time write-off of $10.1 million for in-process technology.

         Net income was $19.4 million for the year ended December 31, 1998 compared to $9.0 million for the year ended December 31, 1997. The increase in net income of $10.4 million was primarily due to the one-time write-offs in 1997 for the pull-tab business and in-process technology. Comparative net income excluding these one-time write-off's decreased $1.7 million in 1998.

         Earnings per common share (diluted) for the year ended December 31, 1998 were $1.58 per share compared to $0.72 for the comparable period in 1997. The increase in earnings per share was primarily due to the one-time write-offs in 1997 as discussed above. Earnings per common share (diluted) for the year ended December 31, 1997, excluding the one-time write-offs, would have been $1.70. The decrease in earnings per share, excluding the write-offs, was partially offset by a reduction in the weighted average number of common equivalent shares outstanding resulting from the lower average stock price in 1998 and the related effects on dilutive stock options. The weighted average number of diluted shares outstanding decreased from 12.4 million in 1997 to 12.3 million in 1998.

Year ended December 31, 1997 compared to year ended December 31, 1996.

         Revenues for the year ended December 31, 1997 increased $50.8 million or 34.7% over the revenues for the year ended December 31, 1996. The increase was primarily due to additional Instant Ticket and Related Services revenues resulting from an additional $17.3 million generated as a result of the acquisition of the Company's Scientific Games International Limited ("SGIL") subsidiary which was acquired on October 1, 1996. In addition, sales to new domestic and international customers increased, as well as sales to existing customers. Also contributing to the increase in revenues was an additional $15.2 million in Systems sales generated as a result of the acquisition of SG Austria which was acquired in April 1997. As discussed more fully above, lotteries may have periods of increasing and decreasing retail sales which, in turn, can have an impact on the operating results of the Company. Instant Ticket and Related Services revenues accounted for approximately 87.4% of the Company's gross revenues in 1997 versus 95.4% in 1996. Total international revenues based on the customers' country of domicile accounted for approximately 33.5% of the Company's gross revenues in 1997 versus 19.5% for 1996.

         Gross margins decreased to 36.8% for the year ended December 31, 1997 from 38.3% for the year ended December 31, 1996. The margin decline was attributable to Instant Ticket and Related Services contracts awarded or re-awarded having lower equivalent sales prices than charged in previous contracts, higher production costs due to a change in the mix of materials used and more frequent production runs with fewer tickets per run. The lower equivalent sales prices are a result of competitive pricing pressures in the industry. Also contributing to the decrease in gross margins in 1997 was the inclusion of SGIL's traditional lower margins for a full twelve months versus only three months in 1996. The higher costs incurred by SGIL related to a higher percent of contracted work (i.e., work subcontracted to SGIL by the parties to the actual lottery contract) and lower production volumes in 1997. These costs were partially offset in 1997 by a number of factors including continued efficiency improvements resulting from the 1994 and 1995 capital investment program and the movement of a higher portion of production to lower cost production facilities. The acquisition of SG Austria and its on-line business also partially offset the decline in gross margins.

         SG&A expenses increased $8.2 million for the year ended December 31, 1997 over the same period of 1996. SG&A expenses also increased as a percentage of revenues to 13.0% from 11.9%. Approximately 71% of the increase was attributable to the additional SG&A costs as a result of the acquisitions of SGIL and SG Austria. Other factors resulting in the higher expenses included increases in international marketing and sales expenses, including the establishment of a sales branch in South Africa, higher trade show, travel, and telephone expenses as well as an increase in overall compensation costs. For the fourth quarter of 1997, SG&A expenses were $7.5 million or approximately 14.9% of sales for such quarter.

SG&A expenses are subject to change both as a percentage of sales and dollar volume dependent upon the amount of revenues for the applicable period.

         Depreciation and amortization expenses increased for the year ended December 31, 1997 by $4.1 million over the comparable period of 1996. The increase was attributable to the additional depreciation expense of SGIL and SG Austria's fixed assets, the amortization of the goodwill related to acquisition of SGIL and SG Austria, the acquisition of certain customers of ILS, a Netherlands company and subsidiary of De La Rue PLC of the United Kingdom in 1996, and the representation agreement with De La Rue also entered into in 1996.

         The Company recognized a one-time write-off of $10.1 million for in-process technology acquired in connection with the April 15, 1997 acquisition of SG Austria. This write-off is consistent with accounting practices related to other technology-based acquisitions.

         In July 1997, the Company discontinued its charity pull-tab ticket business line which was produced and distributed by its subsidiary GameTec. The Company continued to produce pull-tab tickets for its state lottery customers until such time as alternate production facilities could be arranged for these customers. In October 1997, the Company sold substantially all of the assets of GameTec to Gamco. The Company also entered into a three year extendible marketing agreement with Gamco to provide marketing and related services to state lotteries for pull-tab tickets printed by Gamco. The Company continues to provide pull-tab tickets to its lottery customers through such marketing agreement. A one-time write-off of $3.4 million (pre-tax) was recognized in the year ended December 31, 1997 for losses from disposition of the assets of its pull-tab ticket business line.

         Operating income for the year ended December 31, 1997 decreased $9.2 million or 31.0% form the year ended December 31, 1996. The decrease was primarily attributable to the pull-tab business and in-process technology one-time write-offs. Partially offsetting the decrease was the addition of SG Austria to the Company's System segment.

         Interest income for the year ended December 31, 1997 decreased by approximately $563,000 from the year ended December 31, 1996. The decrease was due to the lower average cash balances during 1997, resulting from the use of cash to fund the purchase of SGIL and SG Austria, purchase additional fixed assets and repurchase 302,000 shares of the Company's common stock during the twelve-month period ended December 31, 1997.

         Gains on foreign currency in 1996 were primarily attributable to hedging of the SGIL purchase price. Gains on foreign currency decreased by approximately $241,000 in 1997, and the 1997 gains were primarily attributable to gains on the hedging of the purchase price of SG Austria as well as net gains on non U.S. dollar transactions in the normal course of business.

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

         The effective tax rate for the year ended December 31, 1997 was 55.9% as compared to 39.7% for the year ended December 31, 1996. The increase in the effective tax rate is primarily a result of the $10.1 million write-off of in-process technology, which was partially offset by tax credits.

         Net income was $9.0 million for the year ended December 31, 1997 and $18.7 million for the year ended December 31, 1996. The decrease in net income of $9.7 million was due primarily to the pull-tab business and in-process technology one-time write-offs of approximately $3.4 million and $10.1 million, respectively in 1997.

         Earnings per common share (diluted) for the year ended December 31, 1997 were $0.72 cents per share compared to $1.41 for the comparable period in 1996. The 48.9% decrease in earnings per share was primarily due to the one-time write-offs discussed above and was partially offset by a reduction in the weighted average number of common equivalent shares outstanding resulting from the Company's repurchase of shares of its Common Stock during 1997 and the full benefit of the shares repurchased in 1996. The weighted average number of shares outstanding decreased from 13.3 million in 1996 to 12.4 million in 1997. Earnings per common share for the year ended December 31, 1997, excluding the one-time write-offs, would have been $1.70.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary sources of funds are from accumulated cash and cash equivalents, cash provided by operations and borrowings under the Bank Credit Agreement (as hereafter defined). The primary uses of cash are for working capital, capital expenditures, and general corporate purposes which may include acquisitions and investments in joint ventures.

         During the year ended December 31, 1998, the Company made an investment in a foreign joint venture and a foreign sales project, repurchased common stock and purchased additional property and equipment. In addition, the Company used a portion of its cash and cash equivalents to make an earnout payment of $4.5 million to Hilton Hotels Corporation ("Hilton")(successor by merger to Bally Entertainment Corporation) on October 26, 1998. This earnout payment arose in connection with the October 1, 1991 acquisition of the assets of the Company from Hilton, in which the Company agreed to make an earnout payment of up to $5 million on April 30, 1997 if total cumulative earnings before interest, income taxes, depreciation and amortization ("EBITDA") of the Company from October 1, 1991 exceeded $95.4 million. At December 31, 1996, cumulative EBITDA from October 1, 1991 exceeded $95.4 million without any adjustments for competing claims, offsets and other adjustments. The Company reached an agreement with Hilton to reduce the earnout payment to $4.5 million as a result of these adjustments for competing claims and offsets. The maximum amount payable to Hilton had been accrued as goodwill in a prior year and the adjusted goodwill will be amortized over 34.5 years.

         The Company's cash and cash equivalents balance increased by approximately $6.5 million during 1998 increasing from $2.8 million to $9.3 million, while debt decreased from approximately $30.6 million to $12.5 million. The Company decreased its net borrowings under its credit facility "Bank Credit Agreement" by $18.1 million. The borrowings in 1997 were originally used to partially fund the purchase of SG Austria, purchase additional property and equipment and to fund working capital requirements. Increases in total shareholders' equity resulted from option exercises in the period and current year earnings which were partially offset as a result of repurchases under the Company's stock repurchase program.

         In 1998, the Company generated $45.5 million in cash from operating activities, as compared to $21.5 million in 1997. The primary contributions to cash from operating activities in 1998 were net income, depreciation and amortization and an increase in accounts payable.

         Cash used in investing activities decreased from $45.6 million in 1997 to $14.6 million in 1998. Cash was used to acquire businesses for $6.5 million including the $4.5 million payment to Hilton discussed previously and purchase additional property and equipment in the amount of approximately $8.4 million.

         Financing activities utilized cash of approximately $24.1 million in 1998 as compared to providing approximately $20.9 million 1997. The primary reasons for the decrease were lower average outstanding borrowings under the Company's Bank Credit Agreement due to net payments thereunder of $18.3 million and the repurchase of 559,000 shares of common stock for the aggregate cost of approximately $10.5 million versus the repurchase of 302,000 shares of common stock for an aggregate cost of approximately $5.8 million in the prior year. The Company currently has authorization from its Board of Directors to purchase, from time to time, depending on market conditions, up to 1,941,000 additional shares of common stock.

         As of December 31, 1998, the Company has outstanding borrowings of approximately $12.5 million under its $80 million revolving Bank Credit Agreement. The Bank Credit Agreement offers borrowing rate options under prime rate, London Interbank Offered Rate ("LIBOR")or Interbank Offered Rate ("IBOR"), plus or minus an applicable margin depending on the type of borrowing and the Company's debt to total capitalization ratio as defined in such agreement. The Bank Credit Agreement contains covenants that, among other things, govern a defined debt to total capitalization ratio, a certain fixed charge ratio, the imposition of liens on assets, and asset sales.

         The Company's Bank Credit Agreement expires in December 1999. The Company is in the process of arranging for a new credit facility and does not anticipate any difficulties in securing a facility which will meet its anticipated requirements. The Company anticipates that the new credit facility will have similar borrowing covenants and conditions as its existing Bank Credit Agreement but that it may receive higher interest spreads on its LIBOR and IBOR borrowings under a new facility due to a change in the current banking market. The Company does not expect these changes to have a material adverse effect on the operating results of the Company.

         The current Bank Credit Agreement offers the Company the ability to borrow in U.S. dollars, German Deutsche marks, French francs, English pound sterling and Euro currency. As of December 31, 1998, all outstanding borrowings against the revolving credit facility were in German Deutsche marks. The Company has interest swap agreements that effectively fix the interest rate on Deutsche Mark equivalent of $8,996,000 of borrowings under the revolving credit agreement until December 1999. This amount may be borrowed at a fixed rate of 4.065% plus a credit spread. The credit spread, ranging in 1/8% increments from 0.375% to 0.625%, is set depending on Company's leverage ratio at the time of each three-month loan renewal. At December 31, 1998 and 1997, the interest rate on its Deutsche Mark borrowings was 4.4%. These swap agreements involve the receipt of amounts when the floating rates exceed the fixed rates and the payment of amounts when the fixed rates exceed the floating rates in such agreements over the life of the agreements. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to the floating rate interest expense related to the debt. The related amount payable to or receivable from counterparties is included in accrued liabilities or other assets. If, in the future, the interest swap agreements were terminated, any resulting gain or loss would be deferred and amortized to interest expense over the remaining life of the interest swap agreement. The fair value of the swap agreement, which is not recognized in the financial statements, were estimated not to be significant at December 31, 1998. The fair value of the Company's bank debt approximates it carrying value.

         The Company believes that the availability of funds under its Bank Credit Agreement, cash flows from operations and the ability to obtain alternative sources of financing should permit the Company to fund its operations, working capital requirements and obligations, as well as other potential investment or business opportunities. The Company believes that in the event it has additional capital requirements for new business opportunities that it has the ability to obtain additional capital from the capital markets. For a discussion of a dispute under a foreign contract of an affiliated company in Colombia, see Note 10 of the Notes to Consolidated Financial Statements set forth elsewhere in this report and Part I, Item 3 of the Company's Annual
Report on Form 10-K, "Legal Proceedings."

INFLATION, CHANGING PRICES, FOREIGN CURRENCY FLUCTUATIONS AND MARKET RISK

Management believes that inflation has not had an abnormal or unanticipated effect on Scientific Games' operations. Inflationary pressures would be significant to the Company's business if raw materials used for instant lottery ticket production are significantly affected. Available supply from the paper industry tends to fluctuate, and prices may be affected by supply.

         In 1998, inflation was not a significant factor in the Company's results of operations, and the Company was not impacted by significant pricing changes, except for personnel related expenditures. The Company is not in a position to forecast the prices or supply of its substrate or other raw materials in 1999 but does not anticipate any substantial changes which will materially affect operating results.

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

         The Company manages its foreign currency exchange risks on a global basis by one or more of the following: (i) by securing payment from its customers in U.S. dollars, when possible (ii) by utilizing borrowings denominated in foreign currency, and (iii) by entering into foreign currency exchange contracts. In addition, a significant portion of the cost attributable to the Company's foreign operations is incurred in the local currencies. Management believes that a ten percent adverse change in currency exchange rates would not have a significant effect on the net earnings of the Company.

         The Company may, from time to time, enter into foreign currency exchange or other contracts to hedge the risk associated with certain firm sales commitments, anticipated revenue streams and certain assets and liabilities denominated in foreign currencies. The Company's Bank Credit Agreement also allows it to borrow in certain European currencies. The Company does not engage in currency speculation. Assets and liabilities of foreign operations are translated from the local currency into U.S. dollars at the approximate rate of currency exchange at the end of the fiscal period. Translation gains and losses of foreign operations that use local currencies as the functional currency are accumulated and reported as a separate component of shareholders' equity. Revenues and expenses are translated at average monthly exchange rates for the month. Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the results of operations.

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

IMPACT OF YEAR 2000

Background

         Currently, there is significant uncertainty within the software industry and among software users regarding the impact of installed software that has been programmed to accept only two digit entries in the date code field and to use such two digit entries in the software's calculation and report generation features. Such computer software concerns are collectively referred to as Y2K issues. Current versions of the Company's products have been and continue to be assessed to determine the impact of becoming both Y2K

"ready" and Y2K "compliant". "Readiness" contemplates the ability to perform material functions with no material deterioration in functionality or timeliness. "Compliant" contemplates full functionality with respect to all identified Y2K issues. The Company currently has modified or replaced a portion of its affected systems and believes it will be able to modify or replace any remaining affected systems in time to minimize or eliminate any detrimental effects in its installed customer base.

Scientific Games Y2K program

         The Company's ticket production operations, ticket validation systems, on-line lottery terminals and other business support systems utilize internal and external computer systems and equipment that may be affected by the Y2K issues. Accordingly, achieving Y2K readiness is a priority of the Company. Scientific Games has implemented a Y2K program for its internal systems and equipment which has four phases: (1) identification; (2) assessment (including prioritization); (3) remediation (including modification, upgrading and replacement); and (4) testing. The Company believes that 90% of its internal systems and equipment are in phase four (testing) of the Company's Y2K program. The remaining systems and equipment are currently being modified, upgraded or replaced in phase three of the Company's Y2K program. The Company is also reviewing the Y2K readiness of third parties who provide goods or services which are essential to the Company's operations. In addition, the Company is revising its existing business interruption contingency plans to address issues specific to the Y2K problems. The Company's senior management and the Board of Directors receive periodic updates on the status of the Company's Y2K program.

Business Systems

         The Company's business systems and equipment include computer hardware, software and related equipment which are utilized in connection with ticket production, ticket validation, on-line lottery services, and inventory management; including ticket inventory management and control; finance systems, such as revenue management, revenue accounting and payroll; and other functions, such as internal voice and data communications, facility management and security.

In the Instant Ticket and Related Services segment, the Company has analyzed its instant ticket manufacturing presses and imaging systems and believes that no date sensitive information is required for them to function. Internally, hardware and software used for accounting purposes was purchased as a Y2K compliant product. The Company has also upgraded or replaced hardware and software for general corporate use including its payroll systems in order to be Y2K compliant.

In the Company's Systems segment, the operating system that supports the Company's SGI-NET central system application software has always allowed a four-digit year format, which is not expected to be affected by the transition to the Y2K. Both the operating system and the terminal application software resident in the Company's SciScan terminals have been prepared using a four-digit year format and the Company believes it to be Y2K compliant. The Company believes that its operating system for its mainframe computer system which operates the Instant Lottery Management and Validation System is Y2K compliant.


Interfaces with Third Parties

         The Company continues to review and communicate with third parties which provide goods or services which are essential to the Company's operations in order to: (1) determine the extent to which the Company is vulnerable to any failure by such material third parties to remediate their respective Y2K problems; and (2) resolve such problems to the extent practicable. These entities include the suppliers of commodities used in the production process, the suppliers of utilities and communication services and the providers of payroll and banking services including the Company's principal lender. To date, the Company has not received a material notice that its vendors will not be Year 2000 compliant. As previously discussed, the Company's application software purchased from a third party and used in its instant ticket manufacturing process has been throughly tested by both internal and external parties and no significant Year 2000 problems have been found to date.

Estimated Y2K Costs

         The Company expects to continue to allocate the necessary staff and/or monetary resources to address the Y2K issue and currently does not expect that Y2K issues will pose significant operational problems for the Company's computer systems or that the Company will incur significant operating expenses or be required to invest heavily in new computer systems that were not already budgeted or in updates to its existing computer systems to avoid any Y2K problems. The total compliance costs are estimated to be $2.1 million. Since 1997, the Company estimates the total Y2K compliance costs (including software, systems and equipment) already incurred to be approximately $1.2 million.


Contingency Planning

         The Company continues to revise its existing business interruption contingency plans to address internal and external issues specific to the Y2K problem, to the extent practicable. These plans, which are intended to enable the Company to continue to operate to the extent that it can do so safely and economically, include ordering a sufficient supply of raw materials necessary to manufacture instant lottery tickets for a period of at least ten days subsequent to December 31, 1999, performing certain processes manually, repairing or obtaining replacement systems, changing suppliers, increasing security at warehouses which hold ticket inventories and reducing or suspending operations. The Company believes, however, that, due to the widespread nature of potential Y2K issues, the contingency planning process is an ongoing one which will require further modifications as the Company obtains additional information regarding (1) the Company's internal systems and equipment during the remediation and testing phases of its Y2K program; and (2) the status of third party Y2K readiness.

Possible Consequences of Y2K Problems

         The Company believes that completed and planned modifications and conversions of its internal systems and equipment will allow it to be Y2K ready in a timely manner. However, the Company's investigation still is ongoing, and no assurances can be given that the Company's current assessments will continue to be correct or that the Company will not be exposed to any potential claims resulting from system problems associated with Y2K issues. Similarly, there can be no assurance that the Company's internal systems or equipment or those of third parties on which Scientific Games relies will be Y2K ready or compliant in a timely manner or that the Company's or third parties' contingency plans will mitigate the effects of any non-readiness or non-compliance. The failure of the systems or equipment of Scientific Games or third parties (which Scientific Games believes is the most reasonably likely worst case scenario) could result in the reduction or suspension of the Company's operations and could have a material adverse effect on the Company's business or consolidated financial statements.

                        Consolidated Financial Statements

                         Scientific Games Holdings Corp.

                  Years ended December 31, 1998, 1997, and 1996
                       with Report of Independent Auditors

                         Scientific Games Holdings Corp.

                        Consolidated Financial Statements


                  Years ended December 31, 1998, 1997, and 1996




                                    CONTENTS

Report of Independent Auditors......................................................................1

Financial Statements

Consolidated Balance Sheets.........................................................................2
Consolidated Statements of Income...................................................................4
Consolidated Statements of Cash Flows...............................................................5
Consolidated Statements of Shareholders' Equity.....................................................7
Notes to Consolidated Financial Statements..........................................................8

                       FIVE-YEAR SELECTED FINANCIAL DATA

                                                                  Year Ended December 31,
                                          -------------------------------------------------------------------------
(In thousands, except share numbers)        1998            1997(1)         1996(2)         1995            1994
                                          --------         --------        --------        --------        --------
STATEMENT OF OPERATIONS DATA
Revenues                                  $213,800         $197,456        $146,620        $149,240        $119,756
                                          --------         --------        --------        --------        --------
Net income                                  19,409            8,972          18,726          22,428          16,080
                                          --------         --------        --------        --------        --------
Earnings per common share (diluted)           1.58              .72            1.41            1.64            1.21
                                          ========         ========        ========        ========        ========

BALANCE SHEET DATA
Total assets                               179,633          164,410         127,529         110,186          81,169
                                          --------         --------        --------        --------        --------
Bank debt,
  including lease obligations               12,482           32,716           4,429             376           1,620
                                          --------         --------        --------        --------        --------
Shareholders' equity                       111,906(5)        98,127(3)       93,789(4)       94,580          67,233
                                          ========         ========        ========        ========        ========

---------------

(1) Includes the operations of SGIL for the full year and SG Austria since the acquisition in April 1997.
(2) Includes the operations of SGIL since the acquisition in October 1996.
(3) Reflects the purchase of $5.8 million of Company Stock.
(4) Reflects the purchase of $24.6 million of Company Stock.
(5) Reflects the purchase of $10.5 million of Company Stock.

                         Report of Independent Auditors

Board of Directors
Scientific Games Holdings Corp.

We have audited the consolidated balance sheets of Scientific Games Holdings Corp. (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Scientific Games Holdings Corp. at December 31, 1998 and 1997, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                     /s/ Ernst & Young LLP


Atlanta, Georgia
February 3, 1999

                         Scientific Games Holdings Corp.

                           Consolidated Balance Sheets


                                                              YEAR ENDED DECEMBER 31
                                                             1998                1997
                                                           -----------------------------
                                                            (In thousands, except share
                                                               numbers and par value)
ASSETS
Current assets:
   Cash and cash equivalents                               $   9,270           $   2,843
   Trade receivables                                          39,445              34,448
   Inventories                                                15,090              11,602
   Prepaid expenses and other current assets                   2,111               1,853
   Deferred income tax benefits                                1,032               1,681
                                                           -----------------------------
Total current assets                                          66,948              52,427





Property and equipment, at cost:
   Land                                                        2,521               2,521
   Buildings                                                  11,664              11,662
   Production and other equipment                            101,098              90,996
   Construction-in-progress                                    2,047               4,035
                                                           -----------------------------
                                                             117,330             109,214


   Less accumulated depreciation and amortization            (57,386)            (45,464)
                                                           -----------------------------
                                                              59,944              63,750


Goodwill and other intangibles                                35,282              34,448

Other assets                                                  17,459              13,785
                                                           -----------------------------
                                                           $ 179,633           $ 164,410
                                                           =============================

                         Scientific Games Holdings Corp.

                     Consolidated Balance Sheets (continued)


                                                                                             DECEMBER 31
                                                                                       1998                1997
                                                                                    -----------------------------
                                                                                     (In thousands, except share
                                                                                         numbers and par value)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                 $  16,270           $   6,505
   Accrued liabilities                                                                 17,822              19,681
   Bank debt                                                                           12,482                   -
   Income taxes payable                                                                 3,932               4,272
                                                                                    -----------------------------
Total current liabilities                                                              50,506              30,458

Bank debt                                                                                   -              30,624
Other long-term liabilities                                                             8,221               2,092
Deferred income taxes payable                                                           6,694               3,109
Minority interest in consolidated subsidiaries                                          2,306                   -

Commitments and contingencies

Shareholders' equity:
   Preferred stock -- 3,000,000 shares authorized, no shares
      issued and outstanding                                                                -                   -
   Common stock -- par value $.001 per share:
     25,750,000 shares authorized; 11,875,737 shares and 11,875,514 shares issued and outstanding at December 31, 1998 and 1997, respectively
                                                                                           12                  12
   Additional paid-in capital                                                          65,551              57,949
   Accumulated earnings                                                                46,201              39,856
   Accumulated other comprehensive income                                                 142                 381
                                                                                    -----------------------------
                                                                                      111,906              98,198
   Less notes receivable from officers for the sale of stock                                -                 (71)
                                                                                    -----------------------------
Total shareholders' equity                                                            111,906              98,127
                                                                                    -----------------------------
                                                                                    $ 179,633           $ 164,410
                                                                                    =============================

See accompanying notes.

                         Scientific Games Holdings Corp.

                        Consolidated Statements of Income



                                                                   YEAR ENDED DECEMBER 31
                                                         1998               1997              1996
                                                      ----------------------------------------------
                                                           (In thousands, except per share data)

Revenues                                              $ 213,800           $197,456          $146,620
Cost of revenues                                        138,630            124,718            90,442
                                                      ----------------------------------------------
                                                         75,170             72,738            56,178
Selling, general and administrative expenses
                                                         26,518             25,653            17,494
Depreciation and amortization                            16,330             13,229             9,133
Pull-tab business write-off                                   -              3,376                 -
In-process technology write-off                               -             10,102                 -
Interest income                                             484                354               917
Other income                                                147                  -                 -
Gain/(loss) on foreign currency                             (65)               507               748
Interest expense                                          1,353                911               153
Minority interest in subsidiaries' loss                      85                  -                 -
                                                      ----------------------------------------------
Income before income taxes                               31,620             20,328            31,063
Income tax expense                                       12,211             11,356            12,337
                                                      ==============================================
Net income                                            $  19,409           $  8,972          $ 18,726
                                                      ==============================================


Basic net income per common share                     $    1.60           $   0.75          $   1.48
                                                      ==============================================
Diluted net income per common share                   $    1.58           $   0.72          $   1.41
                                                      ==============================================

Average common shares outstanding - basic
                                                         12,108             12,020            12,682
 Dilutive effect of stock options and
   non-vested restricted stock awards                       190                407               584
                                                      ==============================================
 Average common shares outstanding - diluted
                                                         12,298             12,427            13,266
                                                      ==============================================



See accompanying notes.

                         Scientific Games Holdings Corp.

                      Consolidated Statements of Cash Flows


                                                                   YEAR ENDED DECEMBER 31
                                                      1998                  1997              1996
                                                      ----------------------------------------------
                                                                       (In thousands)
OPERATING ACTIVITIES
Net income                                            $ 19,409           $  8,972           $ 18,726
Adjustments to reconcile net income to net
   cash used in operating activities:
     Depreciation                                       12,012             10,361              8,424
     Amortization                                        4,318              2,868                709
     In-process technology write-off                         -             10,102                  -
     Pull-tab business write-off                             -              3,376                  -
     Gain on disposal of property and
       equipment                                            (5)                 -                (15)
     Deferred income taxes                               4,407             (1,513)               (36)
     Stock compensation expense                            563              1,313              1,764
     Minority interest                                     (85)                 -                  -
Changes in operating assets and liabilities:
     Accounts receivable                                (4,416)               536             (1,526)
     Inventories                                        (3,470)             1,376             (3,174)
     Prepaid expenses and other assets                  (2,109)           (10,156)            (4,176)
     Accounts payable                                    9,751             (4,256)             1,399
     Accrued liabilities                                 2,990              2,718              1,293
     Deferred revenue                                        -             (5,653)                 -
     Income taxes payable                                2,158              1,421              3,126
                                                      ----------------------------------------------
Net cash provided by operating activities               45,523             21,465             26,514

INVESTING ACTIVITIES
Proceeds from sale of assets                               188                800                173
Payments for property and equipment                     (8,359)           (22,280)            (3,910)
Acquisitions of businesses, net of cash
   acquired                                             (6,469)           (24,091)           (23,482)
                                                      ----------------------------------------------
Net cash used in investing activities                  (14,640)           (45,571)           (27,219)

                         Scientific Games Holdings Corp.

                Consolidated Statements of Cash Flows (continued)


                                                                YEAR ENDED DECEMBER 31
                                                       1998              1997               1996
                                                    ----------------------------------------------
                                                                    (In thousands)
FINANCING ACTIVITIES
Payments on notes receivable from officers
                                                          71                  -                 28
Borrowings under bank debt                             3,000             36,060              8,984
Payments on bank debt and other
   long-term debt                                    (21,142)            (9,420)            (5,000)
Repurchase of common stock                           (10,461)            (5,787)           (24,559)
Proceeds from the exercise of common stock
   options                                             4,427                 57              1,070
                                                    ----------------------------------------------
Net cash (used in) provided by financing
   activities                                        (24,105)            20,910            (19,477)
Effect of exchange rate changes on cash                 (351)              (213)                21
                                                    ----------------------------------------------
Increase (decrease) in cash and cash
   equivalents                                         6,427             (3,409)           (20,161)
Cash and cash equivalents at beginning of
   year                                                2,843              6,252             26,413
                                                    ----------------------------------------------
Cash and cash equivalents at end of year            $  9,270           $  2,843           $  6,252
                                                    ==============================================



See accompanying notes.

                         Scientific Games Holdings Corp.

                 Consolidated Statements of Shareholders' Equity


                                                           ADDITIONAL
                                         COMMON STOCK         PAID-                   NOTES RECEIVABLE     OTHER
                                   ----------------------      IN     ACCUMULATED         FROM THE      COMPREHENSIVE
(In thousands)                       SHARES       AMOUNT     CAPITAL    EARNINGS        SALE OF STOCK       INCOME         TOTAL
                                   -------------------------------------------------------------------------------------------------
Balance at January 1, 1996           13,064        $ 13      $52,163    $ 42,503            $(99)           $    -        $  94,580
   Foreign currency translation
     adjustment                           -           -            -           -               -               691              691
   Net income                             -           -            -      18,726               -                 -           18,726
                                                                                                                          ---------
   Comprehensive income                   -           -            -           -               -                 -           19,417
                                                                                                                          ---------
   Exercise of stock options,
     including tax benefit              298           -        2,559           -               -                 -            2,559
   Compensation expense in
     connection with stock
     option plans                         -           -        1,764           -               -                 -            1,764
   Repurchase and retirement
     of common stock                 (1,204)         (1)           -     (24,558)              -                 -          (24,559)
   Repayment of notes
     receivable                           -           -            -           -              28                 -               28
                                     ---------------------------------------------   -----------------------------------------------
Balance at December 31, 1996         12,158          12       56,486      36,671             (71)              691           93,789
   Foreign currency translation
     adjustment                           -           -            -           -               -              (310)            (310)
   Net income                             -           -            -       8,972               -                 -            8,972
                                                                                                                          ---------
   Comprehensive income                   -           -            -           -               -                 -            8,662
                                                                                                                          ---------
   Exercise of stock options,
     including tax benefit               20           -          150           -               -                 -              150
   Compensation expense in
     connection with stock
     option plans                         -           -        1,313           -               -                 -            1,313
   Repurchase and retirement
     of common stock                   (302)          -            -      (5,787)              -                 -           (5,787)
                                     -----------------------------------------------------------------------------------------------
Balance at December 31, 1997         11,876          12       57,949      39,856             (71)              381           98,127
   Foreign currency translation
     adjustment                           -           -            -           -               -                16               16
   Additional minimum
     pension liability                    -           -            -           -               -              (255)            (255)
   Net income                             -           -            -      19,409               -                 -           19,409
                                                                                                                          ---------
   Comprehensive income                   -           -            -           -               -                 -           19,170
                                                                                                                          ---------
   Exercise of stock options,
     including tax benefit              659           1        7,039           -               -                 -            7,040
   Compensation expense in
     connection with stock
     option plans                         -           -          563           -               -                 -              563
   Repurchase and retirement
     of common stock                   (659)         (1)           -     (13,064)              -                 -          (13,065)
   Repayment of notes receivable          -           -            -           -              71                 -               71
                                     -----------------------------------------------------------------------------------------------
Balance at December 31, 1998         11,876        $ 12      $65,551    $ 46,201             $ -             $ 142        $ 111,906
                                     ===============================================================================================

See accompanying notes.

                         Scientific Games Holding Corp.

                   Notes to Consolidated Financial Statements

                                December 31, 1998


1. CORPORATE ORGANIZATION AND BASIS OF PRESENTATION

Scientific Games Holdings Corp. ("Company") provides a full range of lottery game consulting and production services, including the manufacturing, warehousing and distribution of instant lottery tickets and related instant-ticket services such as game design, sales and marketing support, retailer telemarketing and field services. The Company also provides lottery systems and systems-related services, including transaction processing software that accommodates instant ticket game accounting and validation and on-line games, point-of-sale terminal hardware which connect to these systems, central-site computer and communications hardware which runs these systems and ongoing maintenance for each of these items. These products and services (Instant Ticket and Related Services and Systems) are provided primarily to domestic and international governmentally sanctioned lotteries. The Company enters into short-term and long-term contracts with these lotteries to obtain rights to provide lottery products and services. Products and services are provided through the Company's wholly owned subsidiaries and its joint ventures, Alpharetta, Georgia-based Scientific Games Inc. ("SGI"), United Kingdom-based Scientific Games International Limited ("SGIL") Austria-based Scientific Games Kommunikations - und Computersysteme GmbH ("SG Austria") and France-based SciGames France SAS ("SG France"). See Note 3.

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

                         Scientific Games Holdings Corp.
             Notes to Consolidated Financial Statements (continued)



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUES AND COST OF REVENUES

Revenues from the sales of the Company's products and services are recognized based upon instant ticket and related services and/or systems shipment or delivery, a percentage of the lottery's instant ticket or on-line sales to the public over a contracted period, as support and maintenance services are provided under related agreements, or the percentage of completion method for development projects, or any combination of the foregoing. All costs related to the design, planning and production of instant tickets are capitalized as inventories and recognized as cost of revenues when the tickets are shipped or when sold to the public. Costs related to the planning and development of the systems and systems-related services may be recorded based upon the percentage of completion method or if revenue is recognized based on lottery sales to the public, then the costs may be recognized over the period of the contract. Costs related to the provision of support and maintenance services are recorded in costs of revenues, and revenues are recognized when the service is provided.

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

INVENTORIES

Inventories consist principally of instant lottery tickets, materials related to their production, and certain electronic components related to Systems terminals. Inventories are valued at the lower of cost (first-in, first-out method) or market. Inventories consist of the following:

                         Scientific Games Holdings Corp.
             Notes to Consolidated Financial Statements (continued)



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                               DECEMBER 31
                          1998              1997
                         ------------------------
                              (In thousands)
Finished goods           $ 7,939          $ 5,841
Work-in-process            1,087            1,827
Raw materials              6,064            3,934
                         ------------------------
                         $15,090          $11,602
                         ========================

PROPERTY AND EQUIPMENT

Leasehold improvements are amortized on the straight-line method over the lives of the respective leases or, where applicable, the related lottery game contracts. Amortization associated with capitalized leases is included in depreciation expense. Production and other equipment and office furniture and equipment are depreciated on the straight-line method, generally over 3 to 14 years. Buildings are depreciated on the straight-line method over 31 years.

ACCRUED LIABILITIES

Accrued liabilities consist of the following:

                                                            DECEMBER 31
                                                       1998             1997
                                                      ------------------------
                                                           (In thousands)
Potential legal claims and other assessments          $   917          $ 1,107
Reserves for defective ticket adjustments                 650              900
Accrued compensation                                    2,920            3,201
Amounts due to other entities                           3,283            8,328
Pension and deferred compensation plans                 6,633            1,770
Other                                                   3,419            4,375
                                                      ------------------------
                                                      $17,822          $19,681
                                                      ========================

                         Scientific Games Holdings Corp.
             Notes to Consolidated Financial Statements (continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GOODWILL

Goodwill represents the excess purchase price paid over the net assets acquired in connection with business combinations accounted for under the purchase method. Goodwill is being amortized on the straight-line method. Goodwill related to SGIL and SG Austria is being amortized over periods of 30 years and 15 years, respectively. Accumulated amortization of goodwill totaled approximately $3,497,000 and $1,629,000 at December 31, 1998 and 1997,
respectively.

In the event facts and circumstances indicate that goodwill or other long-lived assets may be impaired, an evaluation of recoverability would then be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

OTHER ASSETS

Other assets consist of the following:

                                                      DECEMBER 31
                                                  1998           1997
                                                ------------------------
                                                      (In thousands)
Cash surrender value of life insurance          $ 3,836          $ 2,318
Lottery contract costs                            5,509            7,169
Intangible pension asset                          3,138                -
Other                                             4,976            4,298
                                                ------------------------
                                                $17,459          $13,785
                                                ========================

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of foreign operations are translated from the local currency into U.S. dollars at the rate of currency exchange at the end of the fiscal period. Translation gains and losses of foreign operations that use local currencies as the functional currency are accumulated and reported as other comprehensive income in shareholders' equity. Revenues and expenses are translated at average monthly exchange rates. Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the results of operations.

                         Scientific Games Holdings Corp.
             Notes to Consolidated Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount reflected in the consolidated balance sheets for cash, cash equivalents, accounts receivable, accounts payable and bank debt approximate their respective fair values.

COMPREHENSIVE INCOME

As of January 1, 1998, the Company adopted Financial Accounting Standards Board ("FASB") Statement 130, Reporting Comprehensive Income. Statement 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or shareholders' equity. Statement 130 requires that foreign currency translation and minimum pension liability adjustments, which prior to adoption were reported separately in shareholders' equity, to be included in other comprehensive income. Except for the 1998 amount related to the minimum pension liability adjustment, the entire amount of the Company's accumulated other comprehensive relates solely to foreign currency translation. Prior year financial statements have been reclassified to conform to the requirements of Statement 130.

SEGMENT INFORMATION

On December 31, 1998, the Company adopted FASB Statement 131, Disclosures About Segments of an Enterprise and Related Information. The new rules establish revised standards for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. The adoption of Statement 131 did not effect the Company's primary financial statements, but did require the disclosure of segment information contained elsewhere herein. See Note 11.

PENSION DISCLOSURES

In 1998, the Company adopted FASB Statement 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. Statement 132 revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. The Company has made the required disclosures in

                         Scientific Games Holdings Corp.
             Notes to Consolidated Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

the 1998 financial statements related to an SGIL-sponsored defined benefit plan and a domestically sponsored supplemental executive retirement plan. See Note 9.

ACCOUNTING STANDARDS NOT YET ADOPTED

In April 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-5, Reporting the Costs of Start-up Activities. The SOP is effective beginning on January 1, 1999, and requires that start-up costs capitalized prior to January 1, 1999, be written off and any future start-up costs to be expensed as incurred. The Statement will have no material impact on the Company.

In June 1998, the FASB issued Statement 133, Accounting for Derivative Instruments and Hedging Activities. Statement 133 provides a comprehensive standard for the recognition and measurement of derivatives and hedging activities. Statement 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes "special accounting" for the different types of hedges. Though the accounting treatment and criteria for each type of hedge are unique, they all result in recognizing offsetting changes in value or cash flows of both the hedge and the hedged item in earnings in the same period. Changes in fair value of derivatives that do not meet the hedge criteria are included in earnings in the period of the change. The Company does not believe that the adoption of Statement 133 in 2000 will have a significant impact on its consolidated financial statements.

3. ACQUISITIONS AND DISPOSITIONS

In October 1996, the Company acquired Opax International Limited, a United Kingdom corporation, which was renamed Scientific Games International Limited ("SGIL"). SGIL is a producer of instant lottery and promotional game tickets with an international customer base and two printing facilities in the United Kingdom. In October 1996, the Company also purchased certain sales contracts of ILS Systems bv, and a sales representation agreement with De La Rue plc. The Company paid $22.8 million for SGIL and $2.5 million for the sales contracts and sales representation agreement. Goodwill, representing the excess of the purchase price over the net assets acquired, totaled approximately $15.3 million.

                         Scientific Games Holdings Corp.
             Notes to Consolidated Financial Statements (continued)




3. ACQUISITIONS AND DISPOSITIONS (CONTINUED)

On April 15, 1997, the Company completed its stock acquisition of TeleControl Kommunikations - und Computersysteme Gesellschaft m.b.h., an Austrian corporation which was renamed Scientific Games Kommunikations - und Computersysteme GmbH. ("SG Austria"), an on-line lottery and transaction systems company located in Vienna, Austria, from Autotote Corporation. The purchase price was $26.9 million net of $2.8 million of SG Austria's acquired cash. The purchase was accounted for under the purchase method of accounting. The purchase price was allocated to approximately $5.1 million of net assets and to a one-time write-off of $10.1 million in connection with in-process research and development costs based on an appraisal, with the remainder allocated to goodwill to be amortized over 15 years.

The accompanying financial statements include the results of operations of SGIL and SG Austria from the dates of such acquisitions. The following table summarizes the Company's estimated pro forma unaudited results of operations as if the purchase of SG Austria and SGIL occurred on January 1, 1997 and January 1, 1996 respectively:

The pro forma results presented above include adjustments to reflect interest expense on

Year ended December 31                                     1997            1996
---------------------------------------------------------------------------------
(In thousands, except per share amounts)
Revenues                                                  $200,225       $193,930
Net income                                                  18,841          7,565
Earnings per common share-basic                               1.57            .60
Earnings per common share-diluted                             1.51            .57

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

These pro forma unaudited results of operations do not purport to represent what the Company's actual results of operations would have been if the SG Austria and SGIL acquisitions had occurred on January 1, 1997 and 1996, respectively, and should not serve as a forecast of the Company's operating results for any future periods. The pro forma

                         Scientific Games Holdings Corp.
             Notes to Consolidated Financial Statements (continued)

3. ACQUISITIONS AND DISPOSITIONS (CONTINUED)

adjustments are based solely upon certain assumptions that management believes are reasonable under the circumstances at this time. However, the full impact of potential cost savings has not been reflected in the pro forma results presented above, although there can be no assurances such cost savings will be achieved.

In the fourth quarter of 1998, the Company formed a joint venture with La Francaise des Jeux, the operator of the French National Lottery. The joint venture corporation, SciGames France SAS ("SG France"), was formed to provide systems maintenance services for the lottery terminal software and hardware of six German provincial lotteries, terminal maintenance for the French National Lottery and to develop a lottery terminal to be used by La Francaise de Jeux in France and by the Company throughout the world. The Company's initial cash contribution to SG France was approximately $1.9 million which resulted in a 55% ownership interest. The Company also advanced to SG France approximately $1.4 million as a loan to acquire inventory to be used in the venture. Goodwill and other intangibles totaling approximately $2,523,000 have been recognized in the consolidated financial statements in connection with the joint venture.

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

4. BANK CREDIT AGREEMENT

On December 20, 1996, the Company entered into a three-year, $80 million credit facility with three banks (the "Bank Credit Agreement"). The Bank Credit Agreement, as amended in 1998, contains provisions for foreign currency loans whereby, at the request of the Company, amounts up to a maximum of $30 million may be borrowed and repaid in either U.S. dollars, British pounds sterling, French francs, German Deutsche marks or Euro currency. LIBOR, IBOR and the Base Rate (the higher of the prime rate, or the federal funds rate plus .5%), plus the applicable margin as defined in the Bank Credit Agreement, are the interest-rate options available to the Company under the Bank Credit Agreement. These interest rates options are applicable and available in varying circumstances based upon, among other things, the amount and nature of the borrowings and the Company's leverage ratio at the time such amounts are borrowed. The weighted-

                         Scientific Games Holdings Corp.
             Notes to Consolidated Financial Statements (continued)

4. BANK CREDIT AGREEMENT (CONTINUED)

average interest rates on the outstanding borrowings under the Bank Credit Agreement, including foreign currency debt, during 1998 and 1997 were 5.0% and 4.7%, respectively. A per annum fee of .125% is payable on the average, daily unused portion of the commitment.

The Bank Credit Agreement contains covenants that restrict the Company's ability to incur additional debt or create liens on any of its property, except as permitted, and require the Company to maintain a leverage ratio, as defined, of or below 50% and a fixed charge coverage ratio of at least three to one.

The Company has interest-rate swap agreements that effectively fix the interest rate on Deutsche mark equivalent of $8,996,000 of borrowings under the revolving Bank Credit Agreement until October 2000. This amount may be borrowed at a fixed rate of 4.065%, plus a credit spread. The credit spread, ranging in 1/8% increments from 0.375% to 0.625%, is set depending on the Company's leverage ratio at the time of each three-month loan renewal. At December 31, 1998 and 1997, the effective interest rate on the Deutsche mark borrowings was 4.4%. These swap agreements involve the receipt of amounts when the floating rates exceed the fixed rates and the payment of amounts when the fixed rates exceed the floating rates in such agreements over the life of the agreements. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to the floating rate interest expense related to the debt. The related amount payable to or receivable from counterparties is included in accrued liabilities or other assets. If, in the future, the interest-rate swap agreement were terminated, any resulting gain or loss would be deferred and amortized to interest expense over the remaining life of the underlying debt. In the event of early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income coincident with the extinguishment. The fair values of the swap agreement, which are not recognized in the financial statements, were estimated not to be significant at December 31, 1998. The fair value of the Company's bank debt approximates its carrying value.

For the years ended December 31, 1998, total interest paid was $1,239,000. For the year ended December 31, 1997, interest paid and incurred totaled $955,000, of which $44,000 was capitalized and $153,000 was paid and incurred in 1996. These amounts include interest on bank debt, interest on capital leases and commitment fees.

                         Scientific Games Holdings Corp.
             Notes to Consolidated Financial Statements (continued)

4. BANK CREDIT AGREEMENT (CONTINUED)

The outstanding balance under the Bank Credit Agreement is due on December 20, 1999. As of December 31, 1998, the Company had not entered into a new agreement to secure additional borrowings under a new credit facility. The Company has begun discussions with several banks and expects to enter into a new credit facility agreement before the current Bank Credit Agreement expires.

5. SHAREHOLDERS' EQUITY

In July 1997, the Company adopted a shareholders' rights plan, which provided for the issuance to each holder of the Company's common stock, certain rights (the "Rights") to purchase shares of the Company's redeemable Series A Participating Cumulative Preferred Stock pursuant to the terms of a Rights Agreement. Such Rights are exercisable after distribution by the holders thereof, other than "Acquiring Persons" as defined in the Rights Agreement, in the event of certain ownership changes and in connection with certain business combinations. The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person that attempts to acquire the Company without a condition to such an offer being that a substantial number of the Rights to be acquired or that the Rights be redeemed or declared invalid. The Rights should not interfere with any merger or other business combination approved by the Board of Directors (under some circumstances with the concurrence of the continuing directors, as defined) since the rights may be redeemed by the Company.

6. STOCK OPTIONS

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation, requires use of option valuation models that were not developed for use in valuing employee stock options.

The Company has stock option plans that provide for the granting of non-qualified options to purchase the Company's common stock to selected key employees, officers and directors. Such options generally have ratable, annual vesting periods ranging from 3 to 7 years from the date of the grant, and maximum terms ranging from 7 to 10 years from the date of the grant.

                         Scientific Games Holdings Corp.
             Notes to Consolidated Financial Statements (continued)


6. STOCK OPTIONS (CONTINUED)

A summary of the Company's stock option activity, and related information for the years ended December 31, 1998, 1997 and 1996 follows:

                                       1998                      1997                       1996
                               ---------------------------------------------------------------------------------
                                         WEIGHTED-AVERAGE          WEIGHTED-AVERAGE             WEIGHTED-AVERAGE
                                SHARES       EXERCISE      SHARES      EXERCISE        SHARES      EXERCISE
                               (000'S)        PRICE        (000'S)      PRICE         (000'S)        PRICE
                               ---------------------------------------------------------------------------------
Outstanding - beginning
  of year                        1,376       $12.46        1,271         $11.41        1,459         $ 8.31
Granted                            345        19.76          125          20.60          115          26.00
Exercised                         (659)        7.56          (18)          3.17         (298)          3.63
Forfeited                          (43)       20.68           (2)          3.06           (5)          3.27
                               ---------                 ---------                  ----------
Outstanding - end of year        1,019       $17.72        1,376         $12.46        1,271         $11.41
                               =========                 =========                  ==========

Exercisable - end of year          558       $15.06          885         $ 9.59          592         $ 6.90
                               =========                 =========                  ==========

Exercise prices for options outstanding as of December 31, 1998, ranged from $1.46 to $38. The weighted-average remaining contractual life of those options is 8 years. The Company charged approximately $563,000, $1,313,000, and $1,764,000 to operations in 1998, 1997 and 1996, respectively, representing the amortization of the difference in the option price and the fair market value of the option shares at the date of grant. At December 31, 1998, the Company has reserved approximately 534,000 shares of Common Stock for possible future issuance in connection with its stock option plans.

Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rates of 5.2%, 6.7% and 6.6%, a dividend yield of 0.0%; volatility factors of the expected market price of the Company's common stock of .41, .46 and .41; and a weighted-average expected life of the option of 8.0, 8.7 and 8.0 years. The weighted-average fair value of options granted during 1998, 1997 and 1996 were $10.94, $13.16 and $18.77, respectively.

                         Scientific Games Holdings Corp.
             Notes to Consolidated Financial Statements (continued)

6. STOCK OPTIONS (CONTINUED)

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                                 1998                1997               1996
                                              -------------------------------------------------
Pro forma net income                          $   18,352          $    7,689         $   17,803
                                              =================================================
Pro forma earnings per share-diluted          $     1.51          $      .62         $     1.34
                                              =================================================

Because Statement 123 is applicable to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until future years.

                         Scientific Games Holdings Corp.
             Notes to Consolidated Financial Statements (continued)


7. INCOME TAXES

Income tax expense is composed of the following (in thousands):

                                      YEAR ENDED DECEMBER 31
                              1998             1997              1996
                            --------------------------------------------
Current:
   Federal                  $ 5,939          $ 10,457           $  9,919
   State                        796             2,600              2,308
   Foreign                    1,069               842                132
Deferred:
   Federal                    2,765            (1,433)                 6
   State                        629              (213)                 1
   Foreign                    1,013              (897)               (29)
                            --------------------------------------------
Income tax expense          $12,211          $ 11,356           $ 12,337
                            ============================================

The difference between the provision for income taxes and amounts computed by applying federal statutory rates to income before income taxes is summarized as follows (in thousands):

                                                                   YEAR ENDED DECEMBER 31
                                                         1998               1997              1996
                                                       ----------------------------------------------
Federal income tax expense at statutory rates          $ 11,067           $  7,115           $ 10,872
State income taxes net of federal income tax
   effect                                                 1,082              1,551              1,499
Non-deductible expenses                                   1,139                450                278
In-process technology write-off                               -              3,535                  -
Tax credits                                                (305)              (582)              (186)
Interest on tax-exempt securities                             -                  -               (301)
Other                                                      (772)              (713)               175
                                                       ----------------------------------------------
Income tax provision                                   $ 12,211           $ 11,356           $ 12,337
                                                       ==============================================

The pre-tax income (loss) attributable to the Company's foreign operations was approximately $7,659,000, ($8,462,000) and $45,000 for the years ended December 31, 1998, 1997 and 1996 respectively.

                         Scientific Games Holdings Corp.
             Notes to Consolidated Financial Statements (continued)

7. INCOME TAXES (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1998 and 1997 are as follows (in thousands):

                                          1998          1997
                                        ----------------------
Deferred tax liabilities:
   Tax over book depreciation           $3,896          $4,789
   Other - net                           3,204           1,465
                                        ----------------------
Total deferred tax liabilities           7,100           6,254

Deferred tax assets:
   Accruals and reserves                   537           2,737
   Stock compensation                      902           2,089
                                        ----------------------
Total deferred tax assets                1,438           4,826
                                        ----------------------
Net deferred tax liabilities            $5,662          $1,428
                                        ======================

The Company made federal and state income tax payments of approximately $7,564,000, $11,731,000, and $9,948,000, in the years ended December 31, 1998,
1997 and 1996, respectively. The Company made $580,000 and $750,000 in foreign income tax payments in the years ended December 31, 1998 and 1997, respectively.

8. LEASES

The Company leases certain office and warehouse facilities under operating leases. Lease expense for operating leases totaled approximately $2,804,000, $2,337,000 and $1,838,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

                         Scientific Games Holdings Corp.
             Notes to Consolidated Financial Statements (continued)


8. LEASES (CONTINUED)

Future minimum lease obligations at December 31, 1998, are summarized as follows (in thousands):

                                                  OPERATING
                                                    LEASES
                                                  ----------
1999                                              $    3,330
2000                                                   2,743
2001                                                   2,260
2002                                                   2,241
2003                                                   1,898
Thereafter                                             5,333
                                                  ----------
Total lease obligations                           $   17,805
                                                  ==========

9. BENEFIT PLANS

The Company sponsors the following benefit plans for its employees and directors:

The Company sponsors the Scientific Games Inc., Savings and Investment Plan, a savings plan which covers all eligible SGI employees who elect to participate. Employees are eligible for participation on the enrollment date following six months of service. In 1998, the Company contributed an amount equal to 33% of the portion of the employee's elective deferral contributions which do not exceed 6% of the employee's total pay for each payroll period in which an elective deferral is made, subject to the limitations of the Internal Revenue Code. Beginning in 1999, the Company will contribute an amount equal to 50% of the portion of the employee's elective deferral contributions which do not exceed 6% of the employee's total pay for each payroll period in which an elective deferral is made. The Company's matching portion of employees' contributions is made with the Company's common stock, which is purchased on the open market. Matching contributions of the Company are 100% vested upon receipt. Approximately $360,000, $331,000 and $314,000 was expensed by the Company related to this plan during 1998, 1997 and 1996, respectively.

On October 1, 1996, the Company established the Scientific Games Inc., Management Deferred Compensation Plan (MDCP) to provide deferred compensation for a select group of management or highly compensated employees. Generally, participants in the MDCP may elect to defer up to 50% of their salary and up to 100% of their annual cash incentive bonus. Assets of the MDCP may be held by a rabbi trust but are accounted for

                         Scientific Games Holdings Corp.
             Notes to Consolidated Financial Statements (continued)

9. BENEFIT PLANS (CONTINUED)

as assets of the Company; therefore all earnings and expenses are recorded in the Company's financial statements. The net amount of the MDCP's earnings and losses is recorded as additional liability to the participants and is an expense of the Company. Assets and liabilities of the MDCP totaled approximately $1,100,000 and $1,241,000, respectively, at December 31, 1998. Compensation expense associated with the MDCP was approximately $546,000, $649,000 and $46,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

Effective July 11, 1996, the Company established Scientific Games Holdings Corp. Directors Deferred Compensation Plan (DDCP) to provide each member of the Board of Directors who is not an employee of the Company (a "Director") an opportunity, on an annual basis, to defer all or any portion of his or her director's fees. Similar to the MDCP discussed above, assets of the DDCP may be held by a rabbi trust but are accounted for as assets of the Company; therefore all earnings and expenses are recorded in the Company's financial statements. Assets and liabilities of the DDCP totaled approximately $227,000 and $255,000, respectively, at December 31, 1998.

Compensation expense associated with the DDCP was approximately $133,000, $71,000 and $51,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

The Company also sponsors the following defined benefit plans for certain employees:

Certain employees of SGIL are participants in a defined-benefit pension plan administered by SGIL ("SGIL Plan"). The benefits are based on an average of the employee's compensation over two years preceding retirement or leave of service.

The Company also sponsors the Scientific Games Inc., Supplemental Executive Retirement Plan ("SERP") covering certain executives as determined by the Compensation Committee of the Board. All current participants are 100% vested in their benefits. Generally, participants will receive benefits for 15 years in an amount equal to 53% of his or her compensation in the final three calendar years of employment. Such amounts may be reduced based upon length of service and vesting schedules for participants entering the SERP after January 1, 1996.

The following tables summarize the SGIL Plan and the SERP. Amounts related to the SGIL Plan for 1996, and for the SERP for 1997 and 1996 have not been presented as such amounts were not significant.

                         Scientific Games Holdings Corp.
             Notes to Consolidated Financial Statements (continued)

9. BENEFIT PLANS (CONTINUED)

                                                         YEAR ENDED DECEMBER 31
                                                          SGIL                    SERP
                                                  1998            1997            1998
                                                ----------------------------------------
CHANGES IN BENEFIT OBLIGATION                                (In Thousands)
Net benefit obligation at beginning
     of year                                    $ 9,634          $8,089          $ 5,252
Service cost                                        963             775              134
Interest cost                                       631             770              394
Actuarial (gain) loss                               732               -             (151)
Gross benefits paid                                   -               -             (122)
                                                ----------------------------------------
Net benefit obligation at end of year           $11,960          $9,634          $ 5,506
                                                ========================================

CHANGES IN PLAN ASSETS
Fair value of plan assets at beginning
     of year                                    $ 9,883          $9,059              $ -
Actual return on plan assets                        780              49                -
Employer contributions                              963             775                -
Plan participants' contribution                     151               -                -
Gross benefits paid                                   -               -                -
                                                ----------------------------------------
Fair value of plan assets at end of year        $11,777          $9,883              $ -
                                                ========================================

The following table sets forth the funded status of the plans and the amount recognized in the balance sheets:

                                                         YEAR ENDED DECEMBER 31
                                                         SGIL                    SERP
                                                 1998            1997            1998
                                                ---------------------------------------
                                                           (In Thousands)
Funded status at end of year                    $(183)          $ 249           $(5,506)
Unrecognized net actuarial gain (loss)           (100)           (396)              623
Unrecognized prior service cost                     -               -
                                                                                  3,139
Additional minimum liability                        -               -            (3,394)
Intangible asset                                    -               -
                                                                                  3,139
Accumulated other comprehensive income              -               -               255
                                                ---------------------------------------
Net amount recognized at end of year            $(283)          $(147)          $(1,744)
                                                =======================================

                         Scientific Games Holdings Corp.
             Notes to Consolidated Financial Statements (continued)

9. BENEFIT PLANS (CONTINUED)

Net pension cost included the following components:

                                                   Year ended December 31
                                                   SGIL                     SERP
                                            1998            1997            1998
                                            ------------------------------------
                                                        (In Thousands)
Service cost                                $ 963           $ 775           $134
Interest cost                                 631             770            394
Expected return on plan assets               (780)           (819)             -
Amortization of unrecognized
   transition obligation                      (16)              -              -
Amortization of prior service cost              -               -            358
Amortization of actuarial loss                  -               -             29
                                            ------------------------------------
Net periodic pension cost                   $ 798           $ 726           $915
                                            ====================================

Assumptions used in the accounting for the defined benefit plans are as follows:

                                                          Year ended December 31
                                                         SGIL                    SERP
                                                    1998        1997             1998
Weighted-average discount rate                      5.5%         6.5%            7.5%
Rate of increase in future compensation
   levels                                           4.0%         4.5%            5.0%
Expected long-term rate of return on assets         7.5%         7.5%             -

The SERP is not a qualified plan and has no plan assets. At December 31, 1998, and in accordance with the minimum liability provisions of Financial Accounting Standard Board Statement 87, the Company recognized an additional minimum liability of approximately $3,394,000, including an intangible pension asset of $3,139,000 and a reduction to other comprehensive income of $255,000 in connection with the SERP. The additional minimum liability had no effect on the Company's results of operations.

To provide a funding source for the payment of benefits under the SERP, the Company owns whole-life insurance contracts on the participants. The cash value of these policies was approximately $2,509,000 at December 31, 1998. The Company made cash payments associated with the policies of approximately $787,000 annually during 1998, 1997 and 1996. These policies have been placed in a rabbi trust, which will hold the policies and death benefits as they are received.

                         Scientific Games Holdings Corp.
             Notes to Consolidated Financial Statements (continued)


10. CONTINGENCIES

The Company's SGI subsidiary owns a minority interest in Wintech de Colombia, S.A. ("Wintech"), which has operated the Colombian national lottery under contract with Empresa Colombiana de Recursos para la Salud, S.A. ("Ecosalud"), an agency of the Colombian government. The contract projected that certain levels of lottery ticket sales would be attained, and provided a penalty against Wintech, SGI and the other shareholders of Wintech of up to $5,000,000 if such levels were not achieved. In addition,with respect to a further guarantee of performance under the contract with Ecosalud, SGI delivered to Ecosalud a $4,000,000 bond issued by a Colombian surety, Seguros del Estado ("Seguros"). Wintech started the instant lottery in Colombia but, due to difficulties beyond its control, the projected sales level was not met for the year ending 1993. On July 1, 1993, Ecosalud adopted resolutions declaring, among other things, that the contract was in default and asserted various claims for compensation and penalties against Wintech, SGI and shareholders of Wintech. As the Company has previously disclosed, litigation is pending in Colombia concerning various claims among Ecosalud, Wintech and the Company relating to the termination of the contracts with Ecosalud (the "Colombian Litigation"). Ecosalud's claims in the Colombian Litigation are for, among other things, realization on the full amount of the penalty plus interest and costs of the bond.

SGI has consulted with Colombian counsel and has been advised that SGI has various legal defenses to Ecosalud's claims. SGI also has certain cross indemnities and undertakings from the two other private shareholders of Wintech for their respective shares of any liability to Ecosalud. That obligation is secured in part by a $1,500,000 confirmed letter of credit in favor of SGI. The Colombian surety which issued a $4,000,000 bond to Ecosalud under the contract has reportedly paid $2,400,000 to Ecosalud under the bond, and made demand upon SGI for that amount under the indemnity agreement entered into by the surety and SGI. SGI declined to make or authorize any such payment and notified the surety that any payment in response to Ecosalud's demand on the bond is at the surety's risk. No assurance can be given that the other shareholders of Wintech will, or have sufficient assets to, honor their indemnity undertakings to SGI when the claims by Ecosalud against SGI and Wintech are resolved, in the event such claims result in any liability.

In June 1996, Ecosalud filed a complaint against the Company in the United States District Court for the Northern District of Georgia, Atlanta Division (the "Georgia Litigation"). Total damages claimed in the original Complaint were "not less than $84,423,267." The complaint also sought reasonable attorneys' fees and costs allegedly pursuant to the contract. In response to the complaint, SGI filed a motion to dismiss the

                         Scientific Games Holdings Corp.
             Notes to Consolidated Financial Statements (continued)

10. CONTINGENCIES (CONTINUED)

action on multiple grounds, including the mandatory arbitration clause contained within the contract. Ecosalud then filed an amended complaint in which it withdrew its claim for in excess of $84,000,000 and, instead, seeks $5,000,000 under an "Executive Title," a purported joint and several guarantee by the Company, Wintech and other shareholders in Wintech that projected levels of lottery ticket sales would be attained. In addition, Ecosalud also sought attorneys' fees and interest on the claim. SGI filed a motion to dismiss the amended complaint on the grounds, inter alia, that litigation involving the same subject matter was pending in Colombia, the dispute is subject to an arbitration clause and forum non conveniens. On March 19, 1997, judgment was entered on behalf of the Company. The Court dismissed the action on the grounds that it was governed by the arbitration and forum selecting clauses in the contract which require that all disputes be settled either by arbitration in Colombia or in the administrative courts of Colombia. The Court also dismissed the action on the grounds of lis alibi pendens. On April 16, 1997, the Plaintiff filed a notice of appeal. The United States Court of Appeals for the Eleventh Circuit heard oral argument on the appeal of the dismissal of the complaint of Ecosalud on January 16, 1998 and thereafter affirmed the holding of the trial Court. Ecosalud did not seek reconsideration by the Eleventh Circuit; accordingly, the Georgia Litigation has been concluded.

On April 2, 1998, Seguros brought suit against the Company in the United States District Court for the Northern District of Georgia, Atlanta Division. The plaintiff seeks $2,400,000 for sums paid by Seguros to Esosalud under the surety bond on November 1, 1994, plus interest at the Colombian bank rate of interest. The Company has filed a motion to dismiss based on the Colombian statute of limitations of two years and, alternatively, seeking that the case be dismissed on other grounds. Seguros filed a motion for summary judgment with the Court on May 6, 1998 seeking summary judgment on its claim in the amount of $2,400,000, plus $3,246,916 in accrued interest, plus interest, thereafter.

SGI intends to vigorously defend the Colombian Litigation and the recently filed Seguros litigation and has been advised by counsel that the Company has numerous defenses on the merits, as well as procedural defenses to the litigation. Although it is not possible to determine the outcome of the litigation in Colombia, or the other related surety and indemnity claims, management believes based upon, among other things, the advice of counsel that SGI has various defenses (which it has asserted in response to such proceedings and claims), that adequate provision has been made for such claims and the disposition thereof should not have a material adverse effect on the Company's consolidated financial condition or consolidated results of operations.

                         Scientific Games Holdings Corp.
             Notes to Consolidated Financial Statements (continued)

11. SEGMENT INFORMATION

The Company's primary customers are government sanctioned lotteries worldwide. The Company's two reportable segments are organized based on the products and services it supplies to lotteries, Instant Tickets and Related Services and Systems.

In the Instant Ticket and Related Services segment, the Company primarily supplies game design, sales and marketing support, instant ticket manufacturing and delivery, inventory management and distribution, and retailer telemarketing and field service. In addition, this segment includes the supply of promotional instant tickets and pull-tab tickets, which are sold to both lottery and non-lottery customers as well as prepaid phone cards which are sold to telecommunications companies. These products represent a small amount of the segment's activity.

In the Systems segment, the Company primarily supplies transaction processing software that accommodates instant ticket accounting and validation and online games, point-of-sale terminal hardware which connects to these systems, central site computer and communication hardware which run these systems, and ongoing support and maintenance services for these products. On-line lottery games include lotto, daily pick, keno and other games. The Systems segment also includes software and hardware for sports betting systems and credit card processing systems for non-lottery customers.

The Company refers to Cooperative Services in various sections of this annual report. Cooperative Services is a branded marketing name given to the combination of any of the products offered by the two segments under one customer contract. The Company believes the Cooperative Services name assists it in promoting greater awareness of its capabilities, but does not treat it as a separate segment. The intersegment sales relate to Systems activity included in Instant Ticket and Related Services customer contracts. The amount of intersegment sales was calculated based on the market value of the System product or service provided as if sold separately. Corporate relates to miscellaneous revenues, general and administrative expenses and certain assets which are not allocated to the segments.

                         Scientific Games Holdings Corp.
             Notes to Consolidated Financial Statements (continued)

11. SEGMENT INFORMATION (CONTINUED)

OPERATING SEGMENT INFORMATION                                       YEAR ENDED DECEMBER 31
                                                           1998                1997               1996
                                                        -------------------------------------------------
                                                                         (In thousands)
Revenue from external customers:
   Instant Tickets and Related Services                 $ 176,676           $ 178,923           $ 145,136
       Intersegment revenue                                (8,098)             (6,353)             (5,252)
   Systems                                                 36,810              18,470               1,480
       Intersegment revenue                                 8,098               6,353               5,252
   Corporate                                                  314                  63                   4
                                                        -------------------------------------------------
         Total revenue from external customers          $ 213,800           $ 197,456           $ 146,620
                                                        =================================================

Depreciation and amortization:
   Instant Tickets and Related Services                 $   8,887           $   8,868           $   6,234
   Systems                                                  6,091               3,406               1,712
   Corporate                                                1,352                 955               1,187
                                                        -------------------------------------------------
          Total depreciation and amortization           $  16,330           $  13,229           $   9,133
                                                        =================================================

Operating income
   Instant Tickets and Related Services                 $  34,343           $  37,707           $  36,206
        Pull-tab business write-off                             -              (3,376)                  -
   Systems                                                  7,577               5,553               2,140
        In-process technology write-off                         -             (10,102)                  -
   Corporate                                               (9,598)             (9,404)             (8,795)
                                                        -------------------------------------------------
           Total operating income                       $  32,322           $  20,378           $  29,551
   Interest expense                                        (1,353)               (911)               (153)
   Other                                                      651                 861               1,665
                                                        -------------------------------------------------
            Income before income taxes                  $  31,620           $  20,328           $  31,063
                                                        =================================================

Assets:
   Instant Tickets and Related Services                 $ 138,028           $ 136,470           $ 110,473
   Systems                                                 26,564              19,485               5,351
   Corporate                                               15,351               8,455              11,705
                                                        -------------------------------------------------
Total assets                                            $ 179,633           $ 164,410           $ 127,529
                                                        =================================================



GEOGRAPHIC INFORMATION                               YEAR ENDED DECEMBER 31
                                            1998              1997              1996
                                           (000'S)          (000'S)           (000'S)
                                          --------------------------------------------
Net revenues (a):
   United States                          $169,360          $158,911          $140,519
   Europe                                   44,440            38,545             6,101
                                          --------------------------------------------
Total net revenues                        $213,800          $197,456          $146,620
                                          ============================================


Net revenues (b):
    United States                         $138,199          $131,335          $118,019
    Europe                                  68,250            58,089            25,005
    Other                                    7,351             8,032             3,596
                                          --------------------------------------------
Total net revenues                        $213,800          $197,456          $146,620
                                          ============================================

Net property and equipment:
   United States                          $ 52,931          $ 57,399          $ 45,887
   Europe                                    7,013             6,351             6,124
                                          --------------------------------------------
Total net property and equipment          $ 59,944          $ 63,750          $ 52,011
                                          ============================================

(a) Based on subsidiaries' countries of domicile
(b) Based on customers' countries of domicile

During the years ended December 31, 1998 and 1997, no single customer accounted for over 10% of the Company's total revenues. During the year ended December 31, 1996, one customer comprised approximately 13% of the Company's total revenues.

                         Scientific Games Holdings Corp.
             Notes to Consolidated Financial Statements (continued)



12. QUARTERLY INFORMATION (UNAUDITED)

IN THOUSANDS,                                   FIRST            SECOND             THIRD           FOURTH
   EXCEPT PER SHARE DATA                       QUARTER          QUARTER            QUARTER          QUARTER
-----------------------------------------------------------------------------------------------------------
1998
Revenues                                       $48,419          $ 51,567           $53,928          $59,886
Gross profit                                    16,862            18,832            20,116           19,360
Income before taxes                              6,229             8,103             9,093            8,195
Net income                                       3,777             4,853             5,282            5,497
                                               ------------------------------------------------------------
Net income per share - basic                   $   .32          $    .39           $   .43          $   .46
                                               ============================================================
Net income per share - diluted                 $   .31          $    .39           $   .43          $   .46
                                               ============================================================

1997
Revenues                                       $45,612          $ 50,511           $50,669          $50,664
Gross profit                                    16,963            19,528            17,643           18,604
Income (loss) before taxes                       9,237            (4,333)            7,923            7,501
Net income (loss)                                5,487            (6,653)            5,030            5,108
                                               ------------------------------------------------------------
Net income (loss) per share - basic            $   .45          $   (.55)          $   .42          $   .43
                                               ============================================================
Net income (loss) per share - diluted          $   .44          $   (.55)          $   .41          $   .42
                                               ============================================================


As discussed in Note 3, on April 15, 1997, the Company acquired SG Austria. The results of operations of SG Austria are included in the quarters from the date of the acquisition.