Form 10-K405, Exhibit 13
period 1999-12-31
SCIENTIFIC GAMES HOLDINGS CORP
filed 2000-03-30
CIK 880174

                       CONSOLIDATED FINANCIAL STATEMENTS
                        SCIENTIFIC GAMES HOLDINGS CORP.
   YEARS ENDED DECEMBER 31, 1999 AND 1998 WITH REPORT OF INDEPENDENT AUDITORS

CONTENTS

Five-Year Selected Financial Data                      14

Management's Discussion and Analysis                   15

Consolidated Statements of Income                      23

Consolidated Balance Sheets                            24

Consolidated Statements of Cash Flows                  25

Consolidated Statements of Shareholders' Equity        26

Notes to Consolidated Financial Statements             28

Report of Independent Auditors                         44

Corporate Information                                  45

FIVE-YEAR SELECTED FINANCIAL DATA

SCIENTIFIC GAMES HOLDINGS CORP.

                                                                  YEAR ENDED DECEMBER 31
                                         ----------------------------------------------------------------------------
(In thousands, except per share data)      1999            1998            1997(1)           1996             1995
---------------------------------------------------------------------------------------------------------------------

STATEMENT OF OPERATIONS DATA
Revenues                                 $228,573         $213,800         $197,456         $146,620         $149,240
                                         ----------------------------------------------------------------------------
Net income                                 20,488           19,409            8,972           18,726           22,428
                                         ----------------------------------------------------------------------------
Earnings per common share (diluted)          1.72             1.58              .72             1.41             1.64
                                         ============================================================================

BALANCE SHEET DATA
Total assets                              203,633          179,633          164,410          127,529          110,186
                                         ----------------------------------------------------------------------------
Bank debt                                  23,547           12,482           32,716            4,429              376
                                         ----------------------------------------------------------------------------
Shareholders' equity                      123,542(2)       111,906(3)        98,127(4)        93,789(5)        94,580
                                         ============================================================================

(1) Includes the operations of SGIL for the full year and SG Austria since the acquisition in April 1997 and includes two one-time write-offs.
(2) Reflects the purchase of $8.0 million in company stock.
(3) Reflects the purchase of $10.5 million of company stock.
(4) Reflects the purchase of $5.8 million of company stock.
(5) Reflects the purchase of $24.6 million of company stock.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                        SCIENTIFIC GAMES HOLDINGS CORP.

GENERAL

Our revenues are generated primarily from the sale of our products and services to governmentally operated or sanctioned lotteries worldwide and, to a lesser extent, non-lottery related entities both in the United States and worldwide. We categorize our sales into two main segments: (1) Instant Tickets and Related Services and (2) Systems.

In the Instant Tickets and Related Services segment, we primarily supply game design, sales and marketing support, instant ticket manufacturing and delivery, inventory management and distribution, and retailer telemarketing and field services to our customers. In addition, this segment includes promotional instant tickets and pull-tab tickets that we sell to both lottery and non-lottery customers and pre-paid phone cards that we sell to telecommunications companies.

In the Systems segment, we primarily supply transaction processing software that accommodates instant ticket accounting and validation and on-line lottery games, point-of-sale terminal hardware which connects to these systems, central site computers and communication hardware which run these systems, and ongoing support and maintenance services for these products. This segment also includes software, hardware and support for sports betting and credit card processing systems for non-lottery customers. In addition, we refer to our Cooperative Services contracts in various sections of this report. Cooperative Services is the branded marketing name that we give to customer contracts where we provide some combination of products and services offered in our Instant Tickets and Related Services segment and our Systems segment.

Instant Tickets and Related Services revenues are generally based on a price per 1,000 tickets delivered or based upon a percentage of the lottery's sales to the public over a contract period. Systems revenues may be based on a fixed price for the product or service or based upon a percentage of the lottery's sales to the public over a contract period.

Our operating results may vary significantly from period to period. Our revenues and capital expenditures may be difficult to forecast because our sales cycles may vary and depend upon factors such as the size and timing of awarded contracts, changes in customer budgets, ticket inventory position, lottery retail sales and general economic conditions. Contracts with governmental entities operating newly authorized instant lotteries tend to generate higher levels of sales in the initial months. All of our domestic lottery contracts currently are with jurisdictions whose lotteries have been in operation at least one year. Our operating results may be affected by the working capital requirements associated with preparing facilities and equipment, establishing a distribution system and printing tickets for recently awarded contracts, and by the amount of time elapsing before the receipt and/or recognition of revenues from the sale of lottery tickets. Our operating results may also be affected by the utilization of overtime labor costs and our ability to smoothly integrate new and/or upgraded production equipment with our existing production operations. Lottery revenues and particular product sales to lotteries may vary in a quarter causing fluctuations in our revenue from quarter to quarter. Additionally, circumstances encountered in international markets, including the substantial amount of time involved in bidding on an international contract, the evaluation of such bid and the resultant contract award or rejection, may vary significantly from that originally anticipated when the bid is prepared. All of these factors may make it difficult to forecast revenues and expenditures related to our operations over extended periods and may result in fluctuations in our quarterly financial results.

Our U.S. lottery contracts typically have an initial term of from one to five years and usually provide the customer with options to extend the contract one or more times under the same, or mutually agreeable, terms and conditions for additional periods generally ranging from one to five years. Our customers have exercised extension options in our U.S. instant lottery contracts a majority of the time. Our international lottery contracts are less likely to have firm contract periods and, historically, international lottery instant ticket customers have sought competitive bids for such contracts more frequently. Upon the expiration of a contract (including any extensions that may have been exercised), lottery authorities often award new contracts through a competitive procurement process. During any quarter, some lottery contract is typically expiring and/or reaching an optional extension date. Instant ticket contracts may be for the supply of tickets on either a primary or back-up basis. A primary supplier has a contract to supply a majority of the lottery's ticket needs, and a back-up supplier has a contract to supply a smaller portion of the lottery's ticket needs.

We sell our goods and services to customers outside the United States, as well as to customers in countries in which our foreign subsidiaries have operating facilities, and our foreign subsidiaries also sell to customers located outside the country in which their production facilities are located. Although we do business worldwide, a majority of our current foreign operations are conducted in, and U.S. export sales are made to, customers located in Europe. For segment and geographic information on our business, please see Note 11 of the Notes to the Financial Statements set forth elsewhere in this report.

During 1999, in the Instant Tickets and Related Services segment, we had 12 U.S. contracts subject to extensions or scheduled to expire. With respect to the foregoing contracts, we received 11 contract extensions and were the successful bidder on a contract re-bid with an existing customer.

We estimate, based in part upon industry and lottery furnished information, that our U.S. customers with contracts which were scheduled to expire in 1999 (regardless of whether renewal options were available under such contracts) represented, in the aggregate, retail sales equal to approximately 41.9% of total 1999 instant lottery ticket retail sales by U.S. government lotteries ("1999 U.S. Lottery Sales"). Industry sources estimate that 1999 U.S. Lottery Sales were approximately $14.2 billion in both 1999 and 1998. In comparison, seven U.S. contracts held by our competitors were scheduled to expire (regardless of whether renewal options were available under such contracts) in 1999. We estimate that our competitors' domestic customers with contracts which were scheduled to expire in 1999 represented aggregate retail sales equal to approximately 22.4% of 1999 U.S. Lottery Sales. Of the contracts formerly held by the Company's competitors in 1999, we were the successful bidder on one contract and we estimate that this contract accounted for approximately 9.9% of 1999 U.S. Lottery Sales. For a listing of our U.S. contracts and the scheduled expiration dates, also see Item I Business "Markets" in our Annual Report on Form 10-K.

Our results with respect to contracts previously held by our competitors in 1999 are as follows: We were awarded an instant ticket contract by the Texas Lottery Commission. Under this contract, we will provide instant tickets and related services for a three-year period. We were awarded an instant ticket telemarketing and distribution services contract by the New York State Lottery. This contract began in January 2000 and runs through January 2002, with an optional extension for up to one additional year. We also were awarded a two-year backup contract for instant tickets and related services by the Idaho Lottery.

During the year we lost our backup contract with the Wisconsin Lottery to a competitor.

Internationally, we received the following contracts in 1999: A new three-year contract to supply instant tickets and related services to An Post National Lottery Corporation, the operator of the national lottery in Ireland, and a new contract to provide the perpetual license for SciTrak, an inventory and distribution lottery system in Spain.

We also produced more telephone cards for various international telecommunication companies in 1999 than we did in 1998.

For our Systems segment during 1999, we were the apparent winner of the on-line/instant lottery gaming system, retailer terminals and associated instant gaming products and services to the Maine State Lottery. Our preliminary contract award from the Maine State Lottery was invalidated by the Appeal Panel of the Maine Department of Administrative and Financial Services in February 2000, and we anticipate that the contract may be re-bid. Internationally, we signed a contract with the Western Canada Lottery Corp. ("WCLC") to provide an on-line game management control system and related services. We also completed the connection of seven German lotteries to our SGI-Net system for the express purpose of supporting the Oddset sports game. Oddset is an on-line game in which players can wager weekly on national and international soccer matches.

Our business is highly competitive and continues to be in a period of intense price-based competition, particularly from other instant ticket suppliers. Many of the lottery contracts awarded or re-awarded to us in 1999 (and the orders thereunder) have certain lower equivalent prices than charged in the previous contracts. To the extent such contracts contain lower equivalent prices, our profit margins are adversely affected. The impact of lower equivalent prices in certain of our contracts may be offset, in part, by other factors, including higher order levels from new and existing customers, increased production efficiencies, consolidation of our production operations, introduction of new equipment (as discussed in "Recent Developments") and other savings associated with economies of scale. We cannot predict with certainty either the continued duration or extent of such pricing factors or our ability to offset such factors either in whole or in part. The current period of price-based competition and the resulting cycle of lower customer pricing has existed for approximately three years.

While we frequently are awarded new contracts when our U.S. contracts and extensions expire, we cannot be assured that any of our particular contracts will be extended or that we will be awarded new contracts as a result of future competitive procurement processes, nor can there be any assurances with respect to our ability to offset, in whole or in part, the effects of any intensified or prolonged price competition.

We have nine Instant Tickets and Related Services contracts in the U.S. which are subject to extensions or scheduled to expire during 2000. We estimate that these nine U.S. contracts had aggregate retail sales equal to approximately 18.5% of 1999 U.S. Lottery Sales. We also estimate that there are five U.S. contracts of competitors subject to extensions or scheduled to expire in 2000 which had aggregate retail sales equal to approximately 15.4% of 1999 U.S. Lottery Sales.

RECENT DEVELOPMENTS

With respect to the contracts described above, the Colorado Lottery and the Washington State Lottery have already announced the award of new contracts to us. On January 25, 2000, we announced that we had been awarded a three-year contract to provide instant tickets and related services to the Washington State Lottery. The award includes the option of an additional three-year extension. On February 7, 2000, we announced that we had been awarded a new Scratch Games Services contract to provide instant tickets, distribution and related services, including research, tel-sell support and packaging and distribution to the Colorado Lottery. The award is for a four-year term with the option of an additional one-year extension. The Colorado and Washington State lotteries had combined retail sales equivalent of 3.3% of the total U.S. instant ticket market in 1999.

The Kentucky Lottery Corporation Board also has exercised an option to extend and has amended its existing contract with us to provide for the statewide sale of instant lottery ticket probability games using "Player's Choice" probability tickets. The agreement also calls for us to install 1,000 SciScan validation terminals at lottery retailers across Kentucky.

As previously announced, we are consolidating our printing operations in our Georgia facility and plan to close our instant ticket printing operation in Gilroy, California in June 2000. These decisions were prompted by our decision to replace aging equipment with new state-of-the-art printing technologies that should result in significant cost savings. We estimate that the combination of the efficiencies from a new press and the consolidation into one facility will reduce our total production costs by over $5 million per year. We estimate that the closure costs for Gilroy will be approximately $2.6 million. Such costs include approximately $2.0 million in restructuring costs as defined by FASB Emerging Issues Task Force Issue No. 94-3 and other costs. The restructuring costs primarily include the cost of involuntary employee severance and separation benefits and lease termination payments. The other costs of approximately $600,000 primarily include certain relocation expenses and incentive pay to retain certain employees until the plant is closed.

RESULTS OF OPERATIONS

The following table illustrates certain components of the consolidated results of operations expressed as a percentage of revenues for the periods indicated.

                                   1999         1998       1997
----------------------------------------------------------------
Revenues                          100.0%       100.0%      100.0%
Gross margin                       34.9         35.2        36.8
Selling, general and
  administrative                   12.7         12.4        13.0
Depreciation and
  amortization                      7.9          7.6         6.7
One-time write-offs                 0.0          0.0         6.8
Interest income                     0.2          0.2         0.2
Gain (loss) on
  foreign currency                  0.2          0.0         0.3
Interest expense                    0.3          0.6         0.5
Minority interest in
  subsidiaries income              (0.2)         0.0         0.0
Income before income taxes         14.2         14.8        10.3
Income tax expense                  5.2          5.7         5.8
Net income                          9.0%         9.1%        4.5%

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998.

Revenues for the year ended December 31, 1999, increased $14.8 million or 6.9% over the revenues for the year ended December 31, 1998. The increase was primarily due to increased Instant Tickets and Related Services revenues of approximately $12.7, which represented a 7.5% increase for the segment. This increase was due to a $16.6 million increase in sales of international pre-paid telephone cards, which was a 500% increase in sales of this product over the previous year. Partially offsetting the segment's increase in revenue was a $3.9 million decrease in other product revenues due primarily to lower international instant ticket sales volumes and continued lower equivalent sales prices as a result of competitive pricing pressures as discussed above and in the Company's prior periodic reports. The remainder of the increase in total revenues of $2.1 million came from the Systems segment and was due primarily to implementation of new international customer contracts obtained during the past two years. Instant Tickets and Related Services revenues accounted for approximately 79.3% of the Company's gross revenues in 1999 versus 78.9% in 1998. Total international revenues based on the customers' country of domicile accounted for approximately 38.1% of the Company's gross revenues in 1999 versus 35.4% for 1998.

On a comparative basis, gross margin increased $4.6 million or 6.1% while gross margin as a percentage of revenues decreased to 34.9% from 35.2% for the years ended December 31, 1999 and 1998, respectively. The dollar margin increase was primarily due to the increased sales volumes of pre-paid telephone cards. The percentage margin decline was mainly attributable to Instant Tickets and Related Services contracts awarded or extended having lower equivalent sales prices than charged in previous contracts and lower instant ticket export sales, offset in part by continued efficiency improvements in instant ticket and pre-paid telephone card manufacturing.

Selling, general and administrative ("SG&A") expenses increased $2.5 million for the year ended December 31, 1999 over the same period of 1998. SG&A expenses increased as a percentage of revenues to 12.7% from 12.4%. The increase was due primarily to the full year operation of the French joint venture formed in December 1998 and additional expenses required to support increased sales activity in new and existing markets, including pre-paid telephone cards.

Depreciation and amortization expenses increased for the year ended December 31, 1999 by $1.7 million over the comparable period of 1998. The increase was due primarily to the full year operation of the French joint venture and the acceleration of depreciation of equipment to be disposed of earlier than originally anticipated.

Operating income for the year ended December 31, 1999 increased $370,000 or 1.1% from the year ended December 31, 1998. The increase was attributable to the same reasons as noted above.

Interest income for the year ended December 31, 1999 increased by $18,000 from the year ended December 31, 1998. The increase was attributable to higher average cash and cash equivalents balances during the same comparable periods.

Other income for the year ended December 31, 1999 decreased $184,000 compared to the year ended December 31, 1998. The decrease was mainly due to net losses incurred in the disposition of assets in 1999 versus gains in 1998.

We experienced a net gain of $437,000 on foreign currency in the year ended December 31, 1999, compared to a loss of approximately $65,000 in the year ended December 31, 1998. The gains primarily resulted from the positive exchange rate effect of the strengthening U.S. dollar on certain foreign denominated liabilities.

Interest expense for the year ended December 31, 1999 decreased approximately $765,000 from the year ended December 31, 1998. The decrease was mainly attributable to the decrease in the average balance outstanding under the Company's Bank Credit Facility compared to the prior period. Also contributing to the decrease was the transfer of a portion of the Company's debt to borrowings with lower interest rates.

The effective tax rate for the year ended December 31, 1999 was 36.9% as compared to 38.6% for the year ended December 31, 1998. The lower effective tax rate for the year was primarily a result of adjustments to tax liabilities, due to the favorable resolution of certain contingencies.

Net income was $20.5 million for the year ended December 31, 1999 compared to $19.4 million for the year ended December 31, 1998.

Earnings per common share (diluted) for the year ended December 31, 1999 were $1.72 cents per share compared to $1.58 for the comparable period in 1998. The increase in earnings per common share was primarily due to the increase in earnings and a decrease in the weighted-average number of common equivalent shares outstanding. The weighted-average number of diluted shares outstanding decreased from 12.3 million in 1998 to 11.9 million in 1999.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997.

Revenues for the year ended December 31, 1998 increased $16.3 million or 8.3% over the revenues for the year ended December 31, 1997. The increase was primarily due to additional Systems revenues of approximately $20.1 million. Contributing to this increase was a full year of operations for our Scientific Games Kommunikations - und Computersysteme GmbH subsidiary ("SG Austria"), which was acquired in April 1997, and sales to new international customers, including La Francaise des Jeux, operator of the French National Lottery, and Praxa Limited, prime contractor to the Golden Casket Lottery Corporation in Australia. The increase in revenues was partially offset by a decline of $4.0 million in Instant Tickets and Related Services revenues which was primarily attributable to lower international sales volumes and continued lower equivalent sales prices as a result of competitive pricing pressures as discussed above and in our prior periodic reports. Instant Tickets and Related Services revenues accounted for approximately 78.9% of our gross revenues in 1998 versus 87.4% in 1997. Total international revenues based on the customer's country of domicile accounted for approximately 35.4% of our gross revenues in 1998 versus 34.0% for 1997.

Gross margins decreased to 35.2% for the year ended December 31, 1998, from 36.8% for the year ended December 31, 1997. The margin decline was mainly attributable to Instant Tickets and Related Services contracts awarded or re-awarded having lower equivalent sales prices than charged in previous contracts and lower international sales volumes, partially offset by continued efficiency improvements in domestic instant ticket manufacturing. Also partially offsetting the decline was the full year ownership of SG Austria and the new Systems sales discussed previously.

Selling, general and administrative ("SG&A") expenses increased $865,000 for the year ended December 31, 1998, over the same period of 1997. SG&A expenses decreased as a percentage of revenues to 12.4% from 13.0%. The dollar increase was primarily attributable to a full year ownership of SG Austria, additional expenses related to the joint venture with La Francaise des Jeux, an increase in international sales efforts, including the expanded activities of a sales branch in South Africa, and sales efforts related to The Daily Race Game joint venture with Telecom Productions Inc., which was introduced in 1998.

Depreciation and amortization expenses increased for the year ended December 31, 1998 by $3.1 million over the comparable period of 1997. The increase was due primarily to the full year ownership of SG Austria and additional SciScan terminals placed in services during the second half of 1997 and the beginning of 1998.

During 1997, we recognized a one-time write-off of $10.1 million for in-process technology acquired in connection with the April 15, 1997 acquisition of SG Austria. In addition, in July 1997 we discontinued our charity pull-tab ticket business line that was produced and distributed by our then-named subsidiary GameTec Inc. ("GameTec"). In October 1997, we sold substantially all of the assets of GameTec to International Gamco, Inc. ("Gamco"). We also entered into a three year extendible marketing agreement with Gamco in 1997 to provide marketing and related services to state lotteries for pull-tab tickets printed by Gamco. We continue to provide pull-tab tickets to our lottery customers through such marketing agreement. A one-time write-off of $3.4 million (pre-tax) was recognized in the year ended December 31, 1997 for losses from the disposition of the assets of our pull-tab ticket business line. We did not have similar write-offs in 1998.

Operating income for the year ended December 31, 1998 increased $11.9 million or 58.6% from the year ended December 31, 1997. The increase was primarily attributable to the pull-tab business and in-process technology one-time write-offs in 1997, as discussed previously, and additional Systems sales during 1998. Partially offsetting the operating income increase was a decline in operating income in the Instant Tickets and Related Services segment due mainly to pricing pressures discussed previously.

Interest income for the year ended December 31, 1998 increased by approximately $130,000 from the comparable year ended December 31, 1997. The increase was mainly due to the interest related to an employee benefit plan, which was offset by a comparable charge to compensation expense.

We experienced a net loss of $65,000 on foreign currency in the year ended December 31, 1998, compared to a gain of approximately $507,000 in the year ended December 31, 1997. The losses primarily resulted from fluctuations in exchange rates on non-U.S. dollar currency holdings. The 1997 gains were primarily attributable to gains on the hedging of the purchase price of SG Austria as well as net gains on non-U.S. dollar transactions in the normal course of business.

Interest expense for the year ended December 31, 1998 increased approximately $442,000 from the year ended December 31, 1997. The increase in interest expense resulted from higher average borrowings under our credit facility for year ended December 31, 1998.

The effective tax rate for the year ended December 31, 1998 was 38.6% as compared to 55.9% for the year ended December 31, 1997. The higher than normal effective tax rate for 1997 was primarily a result of a one-time write-off of $10.1 million for in-process technology.

Net income was $19.4 million for the year ended December 31, 1998, compared to $9.0 million for the year ended December 31, 1997. The increase in net income of $10.4 million was primarily due to the one-time write-offs in 1997 for the pull-tab business and in-process technology. Comparative net income excluding these one-time write-offs decreased by $1.7 million in 1998.

Earnings per common share (diluted) for the year ended December 31, 1998 were $1.58 cents per share compared to $0.72 for the comparable period in 1997. The increase in earnings per share was primarily due to the one-time write-offs in 1997 as discussed above. Earnings per common share (diluted) for the year ended December 31, 1997, excluding the one-time write-offs, would have been $1.70. The decrease in earnings per share, excluding the write-offs, was partially offset by a reduction in the weighted-average number of common equivalent shares outstanding resulting from the lower average share price in 1998 and the related effects on dilutive stock options. The weighted-average number of diluted shares outstanding decreased from 12.4 million in 1997 to 12.3 million in 1998.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of funds are accumulated cash and cash equivalents, cash provided by operations and borrowings under our credit facilities. Our primary uses of cash are for working capital, capital expenditures and general corporate purposes, which may include common stock repurchases, acquisitions and strategic investments in joint ventures or other businesses.

During the year ended December 31, 1999, our major cash requirements were for the repurchase of common stock and purchase of additional property and equipment. In comparison, during the year ending December 31, 1998, along with common stock repurchases and capital expenditures, we also used a portion of our cash and cash equivalents to make an earnout payment of $4.5 million to Hilton Hotels Corporation (successor by merger to Bally Entertainment Corporation). This earnout payment, made on October 26, 1998, arose in connection with the October 1, 1991, acquisition of our assets from Bally.

Our cash and cash equivalents balance increased by approximately $5.5 million during 1999, increasing from $9.3 million to $14.8 million, while our debt increased from approximately $12.5 million to $23.5 million. We increased our net borrowings under our credit facilities by $11.0 million. We currently have two such facilities: an $80 million credit facility and a $25 million credit facility. Such facilities were entered into in December 1999 and replaced our former bank credit facility. The increased borrowings were primarily due to an increased investment in property and equipment. Increases in total shareholders' equity resulted from current year earnings and option exercises in the period which were partially offset by the repurchases under our stock repurchase program.

In 1999, we generated $26.3 million in cash from operating activities, as compared to $45.5 million in 1998. The decline in cash from operations was primarily related to a $6.6 million increase in tax payments and increases in accounts receivable and other assets.

Cash used in investing activities increased from $14.6 million in 1998 to $23.5 million in 1999. Cash was used to acquire an interest in businesses for $1.3 million and net purchases of additional property and equipment in the amount of approximately $22.3 million.

Financing activities provided cash of approximately $3.5 million in 1999 as compared to utilizing approximately $24.1 million in 1998. The primary reasons for the change were an increase to the outstanding borrowings under our former bank credit facility due to a net increase in borrowings thereunder of $11.0 million, and the decrease in the amount of common stock repurchased to 509,200 shares for an aggregate cost of approximately $8.0 million versus the repurchase of 559,000 shares for an aggregate cost of approximately $10.5 million in the prior year. We currently have authorization from our Board of Directors to purchase, from time to time, depending on market conditions, up to 1,370,600 additional shares of our common stock.

As of December 31, 1999, we had outstanding borrowings of approximately $23.5 million under our $80 million credit facility and zero under our $25 million credit facility. Both credit facilities offer borrowing rate options under prime rate, London Interbank Offered Rate ("LIBOR") or Interbank Offered Rate ("IBOR"), plus or minus an applicable margin depending on the type of borrowing and our debt to total capitalization ratio as defined in such agreement. Both credit facilities contain covenants that, among other things, require a defined debt to total capitalization ratio and a certain fixed charge ratio, that limit our ability to grant security interest in our assets and that restrict asset sales.

Our $80 million credit facility expires in November 2002 and gives us the ability to borrow in U.S. dollars, German deutsche marks, French francs, British pounds sterling and Euros. Our $25 million credit facility expires in November 2000 and gives us the ability to borrow thereunder in U.S. dollars. As of December 31, 1999, our outstanding borrowings under the credit facilities were in a mix of British pounds sterling, Euros and U.S. dollars.

While we estimate we will spend over $45 million in capital expenditures in 2000, we believe that the availability of funds under our credit facilities, cash flows from operations and our ability to obtain alternative sources of financing will permit us to fund our operations, working capital requirements and obligations, as well as other potential investment or business opportunities. In the event we have additional capital requirements for new business opportunities, we believe we have the ability to obtain additional capital from the capital markets. For a discussion of a dispute under a foreign contract of an affiliated company in Colombia, see Note 10 of the Notes to the Financial Statements set forth elsewhere in this report and Part I, Item 3 of the Company's Annual Report on Form 10-K, "Legal Proceedings."

INFLATION, CHANGING PRICES, FOREIGN CURRENCY FLUCTUATIONS AND MARKET RISK

We believe that inflation has not had an abnormal or unanticipated effect on our operations. Inflationary pressures would be significant to our business if raw materials used for instant lottery ticket production are significantly affected. Available supply from the paper industry tends to fluctuate, and prices may be affected by supply.

In 1999, inflation was not a significant factor in our results of operations, and we were not impacted by significant pricing changes in our costs, except for personnel related expenditures. We are unable to forecast the prices or supply of substrate or other raw materials in 2000 but we currently do not anticipate any substantial changes that will materially affect our operating results.

In certain limited cases, our contracts with our customers contain provisions to adjust for inflation on an annual basis, but we cannot be assured that this adjustment would cover raw material price increases. While we have long-term and generally satisfactory relationships with most of our suppliers, we also believe alternative sources to meet our raw material needs are available.

We manage our foreign currency exchange risks on a global basis by one or more of the following: (i) securing payment from our customers in U.S. dollars, when possible, (ii) utilizing borrowings denominated in foreign currency, and (iii) entering into foreign currency exchange contracts. In addition, a significant portion of the cost attributable to our foreign operations is incurred in the local currencies. We believe that a 10% adverse change in currency exchange rates would not have a significant adverse effect on the net earnings or cash flows of the Company.

We may, from time to time, enter into foreign currency exchange or other contracts to hedge the risk associated with certain firm sales commitments, anticipated revenue streams and certain assets and liabilities denominated in foreign currencies. One of our credit facilities also allows us to borrow in certain European currencies. We do not engage in currency speculation. Assets and liabilities of foreign operations are translated from the local currency into U.S. dollars at the approximate rate of currency exchange at the end of the fiscal period. Translation gains and losses of foreign operations that use local currencies as the functional currency are accumulated and reported as a separate component of shareholders' equity. Revenues and expenses are translated at average monthly exchange rates for the month. Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in our results of operations.

To the extent we do not hedge our foreign currency exchange risk, such transactions may have the effect of reducing or increasing the amount of revenue recorded in dollars or which is actually repatriated to the United States. Conversely, by entering into hedging contracts, we may, in exchange for minimizing the risk of potential losses associated with foreign currency transactions, also thereby necessarily minimize the potential for additional gain associated with foreign currency translation. While we have always been able to enter into foreign currency exchange hedging transactions when we have sought such arrangements, no assurances can be given that our ability to enter into such transactions will not adversely be affected in the future by one or more of the following: (i) doing business in a country with limitations on the expatriation of earnings or other governmental regulations, (ii) doing business in a country for which there is only limited international interest in the provision of hedging arrangements by financial institutions, and (iii) the inability to procure hedging agreements as the result of some financial crisis associated with that country or which has otherwise affected the interest of financial institutions in entering into hedging transactions in general.

IMPACT OF YEAR 2000

In prior years, we discussed the nature and progress of our plans to become Year 2000 ready. In late 1999, we completed our remediation and testing of systems. As a result of those planning and implementation efforts, we experienced no significant disruptions in mission-critical information technology and non-information technology systems, and we believe those systems successfully responded to the Year 2000 date change. We expensed approximately $785,000 during 1999 in connection with remediating our systems. We are not aware of any material problems resulting from Year 2000 issues, either with our products, our internal systems, or the products and services of third parties supplied to us. We will continue to monitor our mission-critical computer applications and those of our suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                YEAR ENDED DECEMBER 31
                                                      ----------------------------------------
(In thousands, except per share data)                    1999            1998           1997
----------------------------------------------------------------------------------------------

Revenues                                              $ 228,573       $ 213,800       $197,456
Cost of revenues                                        148,826         138,630        124,718
                                                      ----------------------------------------
                                                         79,747          75,170         72,738
Selling, general and administrative expenses             29,031          26,518         25,653
Depreciation and amortization                            18,024          16,330         13,229
Pull-tab business write-off                                  --              --          3,376
In-process technology write-off                              --              --         10,102
Interest income                                             502             484            354
Other income (expense)                                      (37)            147             --
Gain (loss) on foreign currency                             437             (65)           507
Interest expense                                            588           1,353            911
Minority interest in subsidiaries' (income) loss           (531)             85             --
                                                      ----------------------------------------
Income before income taxes                               32,475          31,620         20,328
Income tax expense                                       11,987          12,211         11,356
                                                      ----------------------------------------
Net income                                            $  20,488       $  19,409       $  8,972
==============================================================================================
Basic net income per common share                     $    1.73       $    1.60       $   0.75
==============================================================================================
Diluted net income per common share                   $    1.72       $    1.58       $   0.72
==============================================================================================

Average common shares outstanding - basic                11,828          12,108         12,020
Dilutive effect of stock options and non-vested
  restricted stock awards                                   116             190            407
==============================================================================================
Average common shares outstanding - diluted              11,944          12,298         12,427
==============================================================================================

See accompanying notes.

                          CONSOLIDATED BALANCE SHEETS

                        SCIENTIFIC GAMES HOLDINGS CORP.

                                                                              DECEMBER 31
                                                                       -------------------------
(In thousands, except share numbers and par value)                        1999           1998
------------------------------------------------------------------------------------------------

ASSETS
Current assets:
  Cash and cash equivalents                                            $  14,775       $   9,270
  Trade receivables                                                       48,655          39,445
  Inventories                                                             15,281          15,090
  Pre-paid expenses and other current assets                               2,706           2,111
  Deferred income tax benefits                                             1,053           1,032
                                                                       -------------------------
Total current assets                                                      82,470          66,948

Property and equipment, at cost:
  Land                                                                     2,404           2,521
  Buildings                                                               12,535          11,664
  Production and other equipment                                         110,219         101,098
  Construction-in-progress                                                12,526           2,047
                                                                       -------------------------
                                                                         137,684         117,330
  Less accumulated depreciation and amortization                         (68,705)        (57,386)
                                                                       -------------------------
                                                                          68,979          59,944
Goodwill                                                                  31,473          35,282
Other assets                                                              20,711          17,459
                                                                       -------------------------
                                                                       $ 203,633       $ 179,633
================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                     $  15,912       $  16,270
  Accrued liabilities                                                     23,397          17,822
  Credit facilities                                                           --          12,482
  Income taxes payable                                                     1,827           3,932
                                                                       -------------------------
Total current liabilities                                                 41,136          50,506
Credit facilities                                                         23,547              --
Other long-term liabilities                                                5,677           8,221
Deferred income taxes payable                                              6,727           6,694
Minority interest in consolidated subsidiaries                             3,004           2,306
Shareholders' equity:
  Preferred stock - 3,000,000 shares authorized,
    no shares issued and outstanding                                          --              --
  Common stock - par value $.001 per share: 25,750,000 shares authorized; 11,915,702 shares and 11,875,737 shares issued at
    December 31, 1999 and 1998, respectively                                  12              12
  Additional paid-in capital                                              66,060          65,551
  Accumulated earnings                                                    66,689          46,201
  Accumulated other comprehensive income                                  (1,198)            142
  Treasury stock, at cost - 509,200 shares at December 31, 1999           (8,021)             --
                                                                       -------------------------
  Total shareholders' equity                                             123,542         111,906
                                                                       -------------------------
                                                                       $ 203,633       $ 179,633
================================================================================================

See accompanying notes.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                        SCIENTIFIC GAMES HOLDINGS CORP.

                                                                 YEAR ENDED DECEMBER 31
                                                         --------------------------------------
(In thousands)                                             1999           1998           1997
-----------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net income                                               $ 20,488       $ 19,409       $  8,972
Adjustments to reconcile net income to net cash
  used in operating activities:
  Depreciation                                             12,813         12,012         10,361
  Amortization                                              5,211          4,318          2,868
  In-process technology write-off                              --             --         10,102
  Pull-tab business write-off                                  --             --          3,376
  Loss (gain) on disposal of property and equipment            32             (5)            --
  Deferred income taxes                                        12          4,407         (1,513)
  Stock compensation expense                                   64            563          1,313
  Minority interest                                           531            (85)            --
Changes in operating assets and liabilities:
  Accounts receivable                                      (9,319)        (4,416)           536
  Inventories                                                (466)        (3,470)         1,376
  Accounts payable                                            298          9,751         (4,256)
  Other                                                    (3,384)         3,039        (11,670)
                                                         --------------------------------------
Net cash provided by operating activities                  26,280         45,523         21,465

INVESTING ACTIVITIES
Proceeds from sale of assets                                  174            188            800
Payments for property and equipment                       (22,470)        (8,359)       (22,280)
Acquisitions of businesses, net of cash acquired           (1,250)        (6,469)       (24,091)
                                                         --------------------------------------
Net cash used in investing activities                     (23,546)       (14,640)       (45,571)

FINANCING ACTIVITIES
Payments on notes receivable from officers                     --             71             --
Borrowings under credit facilities                         65,685          3,000         36,060
Payments on credit facilities                             (54,620)       (21,142)        (9,420)
Repurchase of common stock                                 (8,021)       (10,461)        (5,787)
Proceeds from the exercise of common stock options            417          4,427             57
                                                         --------------------------------------
Net cash provided by financing activities                   3,461        (24,105)        20,910
Effect of exchange rate changes on cash                      (690)          (351)          (213)
                                                         --------------------------------------
Increase (decrease) in cash and cash equivalents            5,505          6,427         (3,409)
Cash and cash equivalents at beginning of year              9,270          2,843          6,252
                                                         --------------------------------------
Cash and cash equivalents at end of year                 $ 14,775       $  9,270       $  2,843
===============================================================================================

See accompanying notes

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                        SCIENTIFIC GAMES HOLDINGS CORP.

                                                            COMMON STOCK        ADDITIONAL
                                                         ------------------      PAID-IN
(In thousands)                                           SHARES      AMOUNT      CAPITAL
------------------------------------------------------------------------------------------

Balance at January 1, 1997                               12,158       $ 12       $56,486
  Foreign currency translation adjustment                    --         --            --
  Net income                                                 --         --            --
  Comprehensive income                                       --         --            --
  Exercise of stock options, including tax benefit           20         --           150
  Compensation expense in connection
    with stock option plans                                  --         --         1,313
  Repurchase and retirement of common stock                (302)        --            --
                                                         ---------------------------------
Balance at December 31, 1997                             11,876       $ 12       $57,949
  Foreign currency translation adjustment                    --         --            --
  Additional minimum pension liability                       --         --            --
  Net income                                                 --         --            --
  Comprehensive income                                       --         --            --
  Exercise of stock options, including tax benefit          659          1         7,039
  Compensation expense in connection with
    stock option plans                                       --         --           563
  Repurchase and retirement of common stock                (659)        (1)           --
  Repayment of notes receivable                              --         --            --
                                                         ---------------------------------
Balance at December 31, 1998                             11,876         12        65,551
  Foreign currency translation adjustment                    --         --            --
  Unrealized gain (loss) on investments                      --         --            --
  Additional minimum pension liability                       --         --            --
  Net income                                                 --         --            --
  Comprehensive income                                       --         --            --
  Exercise of stock options, including tax benefit           24         --           152
  Employee stock purchase plan                               16         --           293
  Compensation expense in connection with
    stock option plans                                       --         --            64
  Repurchase and retirement of common stock                  --         --            --
  Purchase of Treasury stock                               (509)        --            --
BALANCE AT DECEMBER 31, 1999                             11,407       $ 12       $66,060
                                                         =================================

See accompanying notes.

                                    NOTES
                                  RECEIVABLE          OTHER
 TREASURY        ACCUMULATED       FROM THE       COMPREHENSIVE
  STOCK            EARNINGS      SALE OF STOCK        INCOME            TOTAL
-------------------------------------------------------------------------------

$    --           $ 36,671           $(71)          $   691           $  93,789
     --                 --             --              (310)               (310)
     --              8,972             --                --               8,972
                                                                      ---------
     --                 --             --                --               8,662
                                                                      ---------
     --                 --             --                --                 150

     --                 --             --                --               1,313
     --             (5,787)            --                --              (5,787)
-------------------------------------------------------------------------------
     --           $ 39,856           $(71)          $   381           $  98,127
     --                 --             --                16                  16
     --                 --             --              (255)               (255)
     --             19,409             --                --              19,409
                                                                      ---------
     --                 --             --                --              19,170
                                                                      ---------
     --                 --             --                --               7,040

     --                 --             --                --                 563
     --            (13,064)            --                --             (13,065)
     --                 --             71                --                  71
-------------------------------------------------------------------------------
     --             46,201             --               142             111,906
     --                 --             --            (1,487)             (1,487)
     --                 --             --                21                  21
     --                 --             --               126                 126
     --             20,488             --                --              20,488
                                                                      ---------
     --                 --             --                --              19,148
                                                                      ---------
     --                 --             --                --                 152
     --                 --             --                --                 293

     --                 --             --                --                  64
     --                 --             --                --                  --
 (8,021)                --             --                --              (8,021)
$(8,021)          $ 66,689           $ --           $(1,198)          $ 123,542
===============================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        SCIENTIFIC GAMES HOLDINGS CORP.
                               DECEMBER 31, 1999

1. CORPORATE ORGANIZATION AND BASIS OF PRESENTATION

Scientific Games Holdings Corp. ("Company") provides a full range of lottery game consulting and production services, including the manufacturing, warehousing and distribution of instant lottery tickets and related instant-ticket services such as game design, sales and marketing support, retailer telemarketing and field services. The Company also provides lottery systems and systems-related services, including transaction processing software that accommodates instant ticket game accounting and validation and on-line games, point-of-sale terminal hardware which connect to these systems, central site computer and communications hardware which run these systems and ongoing maintenance for each of these items. These products and services (Instant Tickets and Related Services and Systems) are provided primarily to domestic and international governmentally sanctioned lotteries. The Company enters into short-term and long-term contracts with these lotteries to obtain rights to provide lottery products and services. Non-lottery products and services include the production of pre-paid telephone cards. Products and services are provided through the Company's wholly owned subsidiaries and its joint ventures, Alpharetta, Georgia-based Scientific Games Inc. ("SGI"), United Kingdom-based Scientific Games International Limited ("SGIL"), Austria-based Scientific Games International GmbH ("SG Austria") and France-based SciGames France SAS ("SG France"). See Note 3.

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

REVENUES AND COST OF REVENUES

Revenues from the sales of the Company's products and services are recognized based upon shipment and delivery, a percentage of the lottery's instant ticket or on-line sales to the public over a contracted period, as support and maintenance services are provided under related agreements, or the percentage of completion method for development projects, or any combination of the foregoing. All costs related to the design, planning and production of instant ticket segment products are capitalized as inventories and recognized as cost of revenues when the products are shipped or when sold to the public. Costs related to the planning and development of the systems and systems-related services may be recorded based upon the percentage of completion method, or if the revenue is recognized based on lottery sales to the public, then the costs may be recognized over the period of the contract. Costs related to the provision of support and maintenance services are recorded in costs of revenues, and revenues are recognized when the service is provided.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist principally of cash and institutional money market funds on deposit with banks. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

TRADE RECEIVABLES

The Company generally does not require collateral or other security for its receivables. For certain foreign receivables, the Company requires letters of credit backing such amounts. Credit losses have been within management's expectations. The Company had unbilled receivables of $14.0 million and $9.6 million on its percentage of completion contracts at December 31, 1999 and 1998, respectively. The unbilled receivables are expected to be collected within one year.

INVENTORIES

Inventories consist principally of instant lottery tickets, telephone cards, materials related to their production and certain electronic components related to Systems terminals. Inventories are valued at the lower of cost (first-in, first-out method) or market. Inventories consist of the following:

                                DECEMBER 31
                         ------------------------
(In thousands)             1999             1998
-------------------------------------------------
Finished goods           $ 8,633          $ 7,939
Work-in-process            2,075            1,087
Raw materials              4,573            6,064
                         ------------------------
                         $15,281          $15,090
=================================================

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

GOODWILL

Goodwill represents the excess purchase price paid over the net assets acquired in connection with business combinations accounted for under the purchase method. Goodwill is being amortized on the straight-line method. Goodwill related to SGIL, SG Austria and SG France is being amortized over periods of 4 to 30 years. Accumulated amortization of goodwill totaled approximately $5.9 million and $3.5 million at December 31, 1999 and 1998, respectively.

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

OTHER ASSETS

Other assets consist of the following:

                                                       DECEMBER 31
                                                ------------------------
(In thousands)                                    1999            1998
------------------------------------------------------------------------
Cash surrender value of life insurance          $ 5,513          $ 3,836
Lottery contract costs                            3,721            5,509
Intangible pension asset                          2,781            3,138
Other                                             8,696            4,976
                                                ------------------------
                                                $20,711          $17,459
========================================================================

ACCRUED LIABILITIES

Accrued liabilities consist of the following:

                                                             DECEMBER 31
                                                      ------------------------
(In thousands)                                          1999            1998
------------------------------------------------------------------------------
Potential legal claims and other assessments          $   799          $   917
Reserves for defective ticket adjustments                 549              650
Accrued compensation                                    4,949            2,920
Amounts due to other entities                           4,051            3,283
Accrued contract costs                                  7,440            7,645
Other                                                   5,609            2,407
                                                      ------------------------
                                                      $23,397          $17,822
==============================================================================

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

ACCOUNTING POLICIES NOT YET ADOPTED

In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and for Hedging Activities. Statement 133 provides a comprehensive standard for the recognition and measurement of derivatives and hedging activities. Statement No. 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes "special accounting" for the different types of hedges. Though the accounting treatment and criteria for each type of hedge are unique, they all result in recognizing offsetting changes in value or cash flows of both the hedge and the hedged item in earnings in the same period. Changes in fair value of derivatives that do not meet the hedge criteria are included in earnings in the period of the change. The Company does not believe that the adoption of Statement No. 133 in 2001 will have a significant impact on its consolidated financial statements.

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

The accompanying financial statements include the results of operation of SG Austria from the date of such acquisition. The following table summarizes the Company's estimated pro forma unaudited results of operations as if the purchase of SG Austria occurred on January 1, 1996:

(In thousands, except per share amounts)          1997
--------------------------------------------------------
Revenues                                     $   200,225
Net income                                        18,841
Earnings per common share - basic                   1.57
Earnings per common share - diluted                 1.51

The pro forma results presented above include adjustments to reflect interest expense on borrowings for the acquisitions, amortization of assets acquired including intangibles, certain management expenses related to the Company's combined operations and the income tax effect of such pro forma adjustments and income taxes on earnings.

These pro forma unaudited results of operations do not purport to represent what the Company's actual results of operations would have been if the SG Austria acquisition had occurred on January 1, 1997 and should not serve as a forecast of the Company's operating results for any future periods. The pro forma adjustments are based solely upon certain assumptions that management believes are reasonable under the circumstances at this time. However, the full impact of potential cost savings has not been reflected in the pro forma results presented above, although there can be no assurances such cost savings will be achieved.

In the fourth quarter of 1998, the Company formed a joint venture with La Francaise des Jeux, the operator of the French National Lottery. The joint venture corporation, ("SG France"), was formed to provide systems maintenance services for the lottery terminal software and hardware of six German provincial lotteries, terminal maintenance for the French National Lottery and to develop a lottery terminal to be used by La Francaise des Jeux in France and by the Company throughout the world. The Company's initial cash contribution to SG France was approximately $1.9 million which resulted in a 55% ownership interest. The Company also advanced to SG France approximately $1.4 million as a loan to acquire inventory to be used in the venture. Goodwill and other intangibles totaling approximately $2.5 million have been recognized in the consolidated financial statements in connection with the joint venture.

In 1997, the Company discontinued its charity pull-tab ticket business line which was produced and distributed by its then-named subsidiary GameTec, Inc. ("GameTec"). A write-off of $3.4 million (pre-tax) was recognized for the disposition of the assets of this business line in 1997. In connection with the disposition, the Company sold substantially all of the assets of GameTec. The Company entered into a three-year extendible marketing agreement with the buyer to provide marketing and related services to state lotteries for pull-tab tickets. The Company will continue to provide pull-tab tickets to its lottery customers through the marketing agreement.

4. CREDIT FACILITY

On November 30, 1999 the Company entered into a three-year, $80 million credit facility with four banks (the "$80 Million Credit Facility"). The $80 Million Credit Facility contains provisions for domestic and foreign currency loans whereby, at the request of the Company, funds may be borrowed and repaid in either US dollars, British pounds sterling, French francs, deutsche marks, or the European currency, Euros. In addition, on the same day, the Company also entered into a separate, 364-day, $25 million credit facility with one of the participating banks (the "$25 Million Credit Facility"). The $25 Million Credit Facility expires on November 29, 2000, and can be renegotiated at the mutual consent of both the bank and the Company for the subsequent 364 days. The interest-rate options available to the Company under both credit facilities are LIBOR, IBOR and the Base Rate (the higher of the prime rate, or the federal funds rate plus .5%), plus the applicable margin as defined in the credit facilities. These interest rates options are applicable and available in varying circumstances based upon, among other things, the amount and nature of the borrowings and the Company's leverage ratio at the time such amounts are borrowed. The weighted-average interest rate on the outstanding borrowings under the combined credit facilities, including foreign currency debt, during 1999 and 1998 was 4.9% and 5.0%, respectively. For the $80 Million Credit Facility exclusively, a per annum fee of .20% is payable on the average, daily unused portion of the commitment. At December 31, 1999, outstanding borrowings under the combined credit facilities was $23.5 million. This amount included $10.5 million British pounds sterling, $5.0 million Euros, and the balance of $8.0 million was U.S. dollars.

Both credit facilities contain covenants that restrict the Company's ability to incur additional debt or create liens on any of its property, except as permitted, and require the Company to maintain a leverage ratio, as defined, at or below 50% and a fixed charge coverage ratio of at least three to one.

For the year ended December 31, 1999, interest paid totaled $770,000, of which $101,000 was capitalized. For the year ended December 31, 1998, interest paid totaled $1.2 million. These amounts include interest on bank debt, interest on capital leases and commitment fees. For the year ended December 31, 1997, interest paid and incurred totaled $955,000, of which $44,000 was capitalized.

The outstanding balance under the $80 Million Credit Facility is due on November 30, 2002.

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

A summary of the Company's stock option activity and related information for the years ended December 31, 1999, 1998 and 1997 follows:

                                                1999                              1998                            1997
-----------------------------------------------------------------------------------------------------------------------------------
                                                        WEIGHTED-                        WEIGHTED-                        WEIGHTED-
                                                         AVERAGE                          AVERAGE                          AVERAGE
                                       SHARES           EXERCISE        SHARES           EXERCISE        SHARES           EXERCISE
                                       (000'S)            PRICE         (000'S)            PRICE         (000'S)            PRICE
                                       --------------------------------------------------------------------------------------------
Outstanding - beginning of year         1,019           $   17.72        1,376           $   12.46        1,271           $   11.41
Granted                                   125               17.08          345               19.76          125               20.60
Exercised                                 (25)               5.54         (659)               7.56          (18)               3.17
Forfeited                                 (58)               7.70          (43)              20.68           (2)               3.06
                                        -----                            -----                            -----
Outstanding - end of year               1,061               17.27        1,019               17.72        1,376           $   12.46
                                        =====                            =====                            =====
Exercisable - end of year                 662           $   16.38          558           $   15.06          885           $    9.59
                                        =====                            =====                            =====

Exercise prices for options ranged from $1.46 to $7.00 for approximately 149,000 options, from $9.44 to $20.00 for approximately 580,000 options, and from $20.00 to $38.00 for approximately 332,000 options. The weighted-average remaining contractual life of those options is 7.3 years.

The Company charged approximately $64,000, $563,000 and $1.3 million to operations in 1999, 1998 and 1997, respectively, representing the amortization of the difference in the option price and the fair market value of the option shares at the date of grant.

At December 31, 1999, the Company has approximately 518,000 shares of Common Stock available for future grants.

Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rates of 5.4%, 5.2% and 6.7%, a dividend yield of 0.0%; volatility factors of the expected market price of the Company's common stock of .41, .41 and .46; and a weighted-average expected life of the option of 8.0, 8.0 and 8.7 years. The weighted-average fair values of options granted during 1999, 1998 and 1997 were $9.50, $10.94 and $13.16, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected share price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                               1999            1998            1997
-------------------------------------------------------------------------------------
Pro forma net income                        $   19,238      $   18,352      $   7,689
Pro forma earnings per share - diluted      $     1.61      $     1.51      $     .62

Because Statement 123 is applicable to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until future years.

7. INCOME TAXES

Income tax expense is composed of the following:

                               YEAR ENDED DECEMBER 31
                        ----------------------------------
(in thousands)            1999         1998          1997
----------------------------------------------------------
Current:
  Federal               $ 7,329      $ 5,939      $ 10,457
  State                     984          796         2,600
  Foreign                 3,662        1,069           842
Deferred:
  Federal                     1        2,765        (1,433)
  State                      --          629          (213)
  Foreign                    11        1,013          (897)
                        ----------------------------------
Income tax expense      $11,987      $12,211      $ 11,356
==========================================================

The difference between the provision for income taxes and amounts computed by applying federal statutory rates to income before income taxes is summarized as follows:

                                                                  YEAR ENDED DECEMBER 31
                                                         --------------------------------------
(in thousands)                                             1999           1998            1997
-----------------------------------------------------------------------------------------------
Federal income tax expense at statutory rates            $ 11,367       $ 11,067       $  7,115
State income taxes net of federal income tax effect           639          1,082          1,551
Non-deductible expenses                                     1,236          1,139            450
In-process technology write-off                                --             --          3,535
Tax credits                                                  (115)          (305)          (582)
Other                                                      (1,140)          (772)          (713)
                                                         --------------------------------------
Income tax provision                                     $ 11,987       $ 12,211       $ 11,356
===============================================================================================

The pre-tax income (loss) attributed to the Company's foreign operations was approximately $9.3 million, $7.7 million and ($8.5) million for the years ended December 31, 1999, 1998 and 1997, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1999 and 1998 are as follows:


(in thousands)                       1999        1998
------------------------------------------------------
Deferred tax liabilities:
  Tax over book depreciation        $5,058      $3,897
  Other - net                        1,669       2,797
                                    ------------------
Total deferred tax liabilities       6,727       6,694

Deferred tax assets:
  Accruals and reserves                150          42
  Stock compensation                   903         902
                                    ------------------
Total deferred tax assets            1,053       1,032
                                    ------------------
Net deferred tax liabilities        $5,674      $5,662
======================================================

The Company made federal and state income tax payments of approximately $10.1 million, $7.6 million and $11.7 million in the years ended December 31, 1999, 1998 and 1997, respectively. The Company made $4.7 million, $580,000 and $750,000 in foreign income tax payments in the years ended December 31, 1999, 1998 and 1997, respectively.

8. LEASES

The Company leases certain office and warehouse facilities under operating leases. Lease expense for operating leases totaled approximately $4.0 million, $2.8 million and $2.3 million for the years ended December 31, 1999, 1998 and 1997, respectively.

Future minimum lease obligations at December 31, 1999, are summarized as follows:

(in thousands):                             OPERATING LEASES
------------------------------------------------------------
2000                                            $ 3,805
2001                                              3,066
2002                                              1,339
2003                                                829
2004                                                720
Thereafter                                        2,245
                                                -------
Total lease obligations                         $12,004
============================================================

9. BENEFIT PLANS

The Company sponsors the following defined contribution plans for its employees and directors:

The Company sponsors the Scientific Games Inc. Savings and Investment Plan, a savings plan which covers all SGI employees who elect to participate. Employees are eligible for participation on the enrollment date following six months of service. Prior to 1999, the Company contributed an amount equal to 33% of the portion of the employee's elective deferral contributions which do not exceed 6% of the employee's total pay for each payroll period in which an elective deferral is made, subject to the limitations of the Internal Revenue Code. Beginning in 1999, the Company contributed an amount equal to 50% of the portion of the employee's elective deferral contributions which do not exceed 6% of the employee's total pay for each payroll period in which an elective deferral is made. The Company's matching portion of employees' contributions is made with the Company's common stock, which is purchased on the open market. Matching contributions of the Company are 100% vested upon receipt. Approximately $581,000, $360,000 and $331,000 was expensed by the Company related to this plan during 1999, 1998 and 1997, respectively.

On October 1, 1996, the Company established the Scientific Games Inc. Management Deferred Compensation Plan ("MDCP") to provide deferred compensation for a select group of management or highly compensated employees. Generally, participants in the MDCP may elect to defer up to 50% of their salary and up to 100% of their annual cash incentive bonus. Assets of the MDCP may be held by a rabbi trust and are accounted for as assets of the Company; therefore all earnings and expenses are recorded in the Company's financial statements. The net amount of the MDCP's earnings and losses is recorded as additional liability to the participants and is an expense of the Company. Assets and liabilities of the MDCP totaled approximately $1.4 million and $1.7 million, respectively, at December 31, 1999. Compensation expense associated with the MDCP was approximately $292,000, $546,000 and $649,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

Effective July 11, 1996, the Company established the Scientific Games Holdings Corp. Directors Deferred Compensation Plan ("DDCP") to provide each member of the Board of Directors who is not an employee of the Company an opportunity, on an annual basis, to defer all or any portion of his or her director's fees. Similar to the MDCP discussed above, assets of the DDCP may be held by a rabbi trust. Assets and liabilities of the DDCP totaled approximately $279,000 and $322,000, respectively, at December 31, 1999. Compensation expense associated with the DDCP was approximately $60,000, $133,000 and $71,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

The Company also sponsors the following defined benefit plans for certain employees:

Certain employees of SGIL are participants in a defined-benefit pension plan administered by SGIL. The benefits are based on an average of the employee's compensation over two years preceding retirement or leave of service.

The Company also sponsors the Scientific Games Inc. Supplemental Executive Retirement Plan ("SERP") covering certain executives as determined by the Compensation Committee of the Board. All current participants are 100% vested in their benefits. Generally, participants will receive benefits for 15 years in an amount equal to 53% of his or her compensation in the final three calendar years of employment. Such amounts may be reduced based upon length of service and vesting schedules for participants entering the SERP after January 1, 1996.

The following tables summarize the SGIL Plan and the SERP. Amounts related to the SERP for 1997 have not been presented as such amounts were not significant.


                                                                         DECEMBER 31
                                            -----------------------------------------------------------------
                                                             SGIL                               SERP
                                            ------------------------------------------- ---------------------
(In thousands)                                1999           1998           1997          1999         1998
--------------------------------------------------------------------------------------- ---------------------
CHANGES IN BENEFIT OBLIGATION
Net benefit obligation at
  beginning of year                         $ 11,960       $  9,634       $ 8,089       $ 5,506       $ 5,252
Service cost                                   1,018            963           775           283           134
Interest cost                                    646            631           770           404           394
Actuarial (gain) loss                          2,044            732            --           (23)         (152)
Gross benefits paid                               --             --            --          (163)         (122)

                                            ------------------------------------------- ---------------------

Net benefit obligation at                   $ 15,668       $ 11,960       $ 9,634       $ 6,007       $ 5,506
  end of year                               =========================================== =====================

CHANGES IN PLAN ASSETS
Fair value of plan assets at
  beginning of year                         $ 11,777       $  9,883       $ 9,059       $    --       $    --
Actual return on plan assets                   1,647            780            49            --            --
Employer contributions                           799            963           775            --            --
Plan participants' contribution                  476            151            --            --            --
Gross benefits paid                               --             --            --            --            --
                                            ------------------------------------------- ---------------------
Fair value of plan assets at
  end of year                               $ 14,699       $ 11,777       $ 9,883       $    --       $    --
                                            =========================================== =====================

                                                                         DECEMBER 31
                                            -----------------------------------------------------------------
                                                             SGIL                               SERP
                                            ------------------------------------------- ---------------------
(In thousands)                                1999           1998           1997          1999         1998
--------------------------------------------------------------------------------------- ---------------------
Funded status at end of year                $   (969)      $   (183)      $   249       $(6,007)      $(5,506)
Unrecognized net actuarial gain (loss)           727           (100)         (396)          595           623
Unrecognized prior service cost                   --             --            --         2,781         3,139
Additional minimum liability                      --             --            --        (2,910)       (3,394)
Intangible asset                                  --             --            --         2,781         3,139
Accumulated other
  comprehensive income                            --             --            --           129           255
                                            ------------------------------------------- ---------------------
Net amount recognized
  at end of year                            $   (242)      $   (283)      $  (147)      $(2,631)      $(1,744)
                                            =========================================== =====================

Service cost                                $  1,018       $    963       $   775       $   283       $   134
Interest cost                                    646            631           770           404           394
Expected return on plan assets                  (889)          (780)         (819)           --            --
Amortization of unrecognized
  transition obligation                           --            (16)           --            --            --
Amortization of prior service cost                --             --            --           358           358
Amortization of actuarial loss (gain)             --             --            --             4            29
                                            ------------------------------------------- ---------------------
Net periodic pension cost                   $    775       $    798       $   726       $ 1,049       $   915
                                            =========================================== =====================

Assumptions used in the accounting for the defined benefit plans are as follows:

                                                      DECEMBER 31
                                      --------------------------------------------
                                                SGIL                     SERP
                                      ----------------------------- --------------
(In thousands)                        1999      1998      1997      1999      1998
------------------------------------------------------------------- --------------
Weighted-average discount rate        6.0%      5.5%      6.5%      7.5%      7.5%
Rate of increase in future
  compensation levels                 4.5%      4.0%      4.5%      5.0%      5.0%
Expected long term rate of
  return on plan assets               7.5%      7.5%      7.5%       --        --

The SERP is not a qualified plan and has no plan assets. To provide a funding source for the payment of certain benefits under the SERP, the Company owns whole-life insurance contracts on certain of the participants. The cash value of these policies was approximately $2.5 million at December 31, 1998 and approximately $3.8 million at December 31, 1999. The Company made cash payments associated with the policies of approximately $787,000 annually during 1999, 1998 and 1997. These policies have been placed in a rabbi trust, which will hold the policies and death benefits as they are received.

10. CONTINGENCIES

As initially reported in July 1993 and periodically reported thereafter, the Company's Scientific Games Inc. ("SGI") subsidiary owns a minority interest in Wintech de Colombia S.A. ("Wintech"), which formerly operated the Colombian national lottery under contract with Empresa Colombiana de Recursos para la Salud, S.A. ("Ecosalud"), an agency of the Colombian government. The contract projected that certain levels of lottery ticket sales would be attained and provided a penalty against Wintech, SGI and the other shareholders of Wintech of up to $5.0 million if such performance levels of lottery ticket sales were not achieved. In addition, with respect to a further guarantee of performance under the contract with Ecosalud, SGI delivered to Ecosalud a $4.0 million bond issued by a Colombian surety, Seguros del Estado ("Seguros"). Wintech started the instant lottery in Colombia, but, due to difficulties beyond its control, including, among other factors, social and political unrest in Colombia, frequently interrupted telephone service and power outages, and competition from another lottery being operated in a province of Colombia in violation of Wintech's exclusive license from Ecosalud, the projected sales level was not met for the year ended June 1993. On July 1, 1993, Ecosalud adopted resolutions declaring, among other things, that the contract was in default and asserted various claims for compensation and penalties against Wintech, SGI and other shareholders of Wintech. As the Company has previously disclosed in its filings with the Commission, litigation is pending in Colombia concerning various claims among Ecosalud, Wintech and SGI, relating to the termination of the contracts with Ecosalud (the "Colombian Litigation"). Ecosalud's claims in the Colombian Litigation were for, among other things, realization on the full amount of the penalty, plus interest and costs of the bond.

SGI has consulted with Colombian counsel and been advised that SGI has various legal defenses to Ecosalud's claims. SGI also has certain cross indemnities and undertakings from the two other privately held shareholders of Wintech for their respective shares of any liability to Ecosalud. That obligation is secured in part by a $1.5 million confirmed letter of credit in favor of SGI.

The Colombian surety, which issued a $4.0 million bond to Ecosalud under the contract, paid $2.4 to Ecosalud under the bond and made demand upon SGI for that amount under the indemnity agreement entered into by the surety and SGI. SGI declined to make or authorize any such payment and notified the surety that any payment in response to Ecosalud's demand on the bond was at the surety's risk. No assurance can be given that the other shareholders of Wintech will, or have sufficient assets to, honor their indemnity undertakings to SGI when the claims by Ecosalud against SGI and Wintech are finally resolved, in the event such claims result in any final liability.

On April 2, 1998, Seguros brought suit against SGI in the United States District Court for the Northern District of Georgia, Atlanta Division, Civil Action No. 1:98-CV-968-CAM. The plaintiff sought $2.4 million for sums paid by Seguros to Ecosalud under the surety bond on November 1, 1994, plus interest at the Colombian bank rate of interest. SGI filed a motion to dismiss based on the Colombian statute of limitations of two years and, alternatively, sought that the case be dismissed on other grounds. Seguros filed a motion for summary judgment with the Court on May 6, 1998 seeking summary judgment on its claim in the amount of $2.4 million, plus interest.

On September 29, 1999, the District Court issued an order in which it denied various motions of SGI, including a motion to dismiss, and granted Seguros' motion for summary judgment. On September 29, 1999, the District Court also entered judgment for Seguros in the amount of $2.4 million or the equivalent in Colombian pesos as of the judgment date, plus prejudgment interest at a rate of 38.76% per annum, equivalent to approximately $4.6 million.

SGI has appealed the matters covered by the District Court's order and judgment. SGI has posted an appeal bond in the amount of $7 million through its existing bonding arrangements. SGI continues to believe that it has meritorious defenses, including that the amount paid by Seguros was improperly paid because of the default by Ecosalud of its obligations to SGI, which claims remain the subject of separate litigation in Colombia.

In addition to vigorously prosecuting its appeal of the District Court's order and judgment, SGI continues to vigorously defend the Colombian litigation and has been advised by counsel that SGI has various defenses on the merits as well as procedural defenses to the litigation (which it has asserted). Nevertheless, it is not possible to determine the exact/ultimate outcome of the appeal of the order and judgment granted to Seguros or the outcome of any litigation in Colombia. While it is not feasible to predict or determine the final outcome of these proceedings, management, based on the knowledge of the related facts and circumstances, does not believe that any potential losses will result in a materially adverse effect on the Company's financial position, results of operations, liquidity or capital resources.

At December 31, 1999, the Company had contracts for the completion of the expansions of the Alpharetta and U.K. facilities totaling approximately $17.5 million.

11. SEGMENT INFORMATION

The Company's primary customers are government-sanctioned lotteries worldwide. The two primary products sold by these lotteries are instant ticket games (scratch-off lottery tickets) and on-line lottery games (lotto-type games). The Company's two reportable segments are organized based on the products and services it supplies to lotteries, Instant Tickets and Related Services and Systems.

In the Instant Tickets and Related Services segment, the Company primarily supplies game design, sales and marketing support, instant ticket manufacturing and delivery, inventory management and distribution, and retailer telemarketing and field service. In addition, this segment includes the supply of promotional instant tickets and pull-tab tickets, which are sold to both lottery and non-lottery customers as well as pre-paid phone cards which are sold to telecommunications companies. These products represented less than 10% of the Company's revenue.

In the Systems segment, the Company primarily supplies transaction processing software that accommodates instant ticket accounting and validation and on-line games, point-of-sale terminal hardware which connects to these systems, central site computer and communication hardware which run these systems, and ongoing maintenance services for each of these items. On-line lottery games include lotto, daily pick, keno and other games. The Systems segment also includes software and hardware for sports wagering systems and credit card processing systems for non-lottery customers.

The Company refers to Cooperative Services in various sections of this annual report. Cooperative Services is a branded marketing name given to the combination of any of the products offered by the two segments under one customer contract. The Company believes the Cooperative Services name assists it in promoting greater awareness of its capabilities, but does not treat it as a separate segment. The intersegment sales relate to Systems activity included in Instant Tickets and Related Services customer contracts. The amount of intersegment sales was calculated based on the market value of the product or service provided as if it was sold separately. The Corporate line items in the schedules relate to general and administrative functions which are not allocated to the segments.

                                                                    YEAR ENDED DECEMBER 31
                                                          -----------------------------------------
(In thousands)                                               1999            1998            1997
---------------------------------------------------------------------------------------------------
Segment Information
Revenue from external customers:
  Instant Tickets and Related Services                    $ 188,571       $ 176,676       $ 178,923
    Intersegment revenue                                     (7,306)         (8,098)         (6,353)
  Systems                                                    39,716          36,810          18,470
    Intersegment revenue                                      7,306           8,098           6,353
  Corporate                                                     286             314              63
                                                          -----------------------------------------
Total revenue from external customers                     $ 228,573       $ 213,800       $ 197,456
===================================================================================================

Depreciation and amortization:
  Instant Tickets and Related Services                    $   9,186       $   8,887       $   8,868
  Systems                                                     6,880           6,091           3,406
  Corporate                                                   1,958           1,352             955
                                                          -----------------------------------------
Total depreciation and amortization                       $  18,024       $  16,330       $  13,229
===================================================================================================

Operating income (loss):
  Instant Tickets and Related Services                    $  38,255       $  34,343       $  37,707
    Pull-tab business write-off                                  --              --          (3,376)
  Systems                                                     6,152           7,577           5,553
    In-process technology write-off                              --              --         (10,102)
  Corporate                                                 (11,715)         (9,598)         (9,404)
                                                          -----------------------------------------
Total operating income                                    $  32,692       $  32,322       $  20,378
  Interest expense                                             (588)         (1,353)           (911)
  Other                                                         371             651             861
                                                          -----------------------------------------
Income before income taxes                                $  32,475       $  31,620       $  20,328
===================================================================================================

Assets:
  Instant Tickets and Related Services                    $ 131,101       $ 137,718       $ 136,470
  Systems                                                    56,141          26,564          19,485
  Corporate                                                  16,391          15,351           8,455
                                                          -----------------------------------------
Total assets                                              $ 203,633       $ 179,633       $ 164,410
===================================================================================================

                                    YEAR ENDED DECEMBER 31
                             ------------------------------------
(In thousands)                 1999          1998          1997
-----------------------------------------------------------------
GEOGRAPHIC INFORMATION
Net revenues(1):
  United States              $168,147      $169,360      $158,911
  Europe                       60,426        44,440        38,545
                             ------------------------------------
Total net revenues           $228,573      $213,800      $197,456
=================================================================

Net revenues(2):
  United States              $141,392      $138,199      $131,335
  Europe                       69,150        68,250        58,089
  Other                        18,031         7,351         8,032
                             ------------------------------------
Total net revenues           $228,573      $213,800      $197,456
=================================================================

Net long-lived assets:
  United States              $ 74,467      $ 75,062      $ 80,738
  Europe                       25,985        20,164        17,460
                             ------------------------------------
Total long-lived assets      $100,452      $ 95,226      $ 98,198
=================================================================

(1) Based on subsidiaries' countries of domicile
(2) Based on customers' countries of domicile

During the year ended December 31, 1999, one customer comprised approximately 10% of the Company's total revenues, and for the years ended December 31, 1998 and 1997, respectively, no single customer accounted for over 10% of the Company's total revenues.

12. QUARTERLY INFORMATION (UNAUDITED)

                                              FIRST       SECOND        THIRD       FOURTH
(In thousands, except per share data)        QUARTER      QUARTER      QUARTER      QUARTER
-------------------------------------------------------------------------------------------
1999
Revenues                                     $52,665      $57,125      $59,511      $59,272
Gross profit                                  18,947       21,549       20,444       18,807
Income before taxes                            8,081        8,628        7,866        7,900
Net income                                     5,006        5,430        5,373        4,679
                                             ----------------------------------------------
Net income per share - basic                 $  0.42      $  0.46      $  0.45      $  0.40
                                             ==============================================
Net income per share - diluted               $  0.42      $  0.45      $  0.45      $  0.40
                                             ==============================================

1998
Revenues                                     $48,419      $51,567      $53,928      $59,886
Gross profit                                  16,862       18,832       20,116       19,360
Income before taxes                            6,229        8,103        9,093        8,195
Net income                                     3,777        4,853        5,282        5,497
                                             ----------------------------------------------
Net income per share - basic                 $   .32      $   .39      $   .43      $   .46
                                             ==============================================
Net income per share - diluted               $   .31      $   .39      $   .43      $   .46
                                             ==============================================

                         REPORT OF INDEPENDENT AUDITORS
                               BOARD OF DIRECTORS
                        SCIENTIFIC GAMES HOLDINGS CORP.

We have audited the consolidated balance sheets of Scientific Games Holdings Corp. (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Scientific Games Holdings Corp. at December 31, 1999 and 1998, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


ERNST & YOUNG LLP


Atlanta, Georgia
February 10, 2000

                             CORPORATE INFORMATION

                        SCIENTIFIC GAMES HOLDINGS CORP.


CORPORATE HEADQUARTERS
Scientific Games Holdings Corp.
1500 Bluegrass Lakes Parkway
Alpharetta, Georgia 30004
Tel: 770.664.3700

INDEPENDENT AUDITORS
Ernst & Young LLP
600 Peachtree Street
Atlanta, Georgia 30308-2215

CORPORATE COUNSEL
Smith, Gambrell & Russell, LLP
Suite 3100 Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309-3592

TRANSFER AGENT AND REGISTRAR
First Union National Bank of North Carolina
Corporate Trust Client Services NC-1153
1525 West W.T. Harris Boulevard -- 3C3
Charlotte, NC 28288-1153
Tel: 704.590.7375

ANNUAL REPORT ON FORM 10-K
Copies of the Company's Annual Report for the fiscal year ended December 31, 1999, as filed with the Securities and Exchange Commission will be sent to any shareholder upon request in writing to:
         SCIENTIFIC GAMES HOLDINGS CORP.
         1500 BLUEGRASS LAKES PARKWAY
         ALPHARETTA, GEORGIA 30004
         ATTENTION: CORPORATE SECRETARY

INVESTOR/ANALYST CONTACT
Cliff O. Bickell
Chief Financial Officer
Scientific Games Holdings Corp.
1500 Bluegrass Lakes Parkway
Alpharetta, Georgia 30004
Tel: 770.664.3700
Web Site: http://www.scigames.com
For faxed press release:
800.758.5804 ext. 110329

ANNUAL MEETING OF SHAREHOLDERS
The annual meeting will be held at 9:00 a.m. on May 19, 2000 at:
Atlanta/Windward Hilton Garden Inn
4025 Windward Concourse
Alpharetta, Georgia 30005

COMMON STOCK
The Company's Common Stock is traded on the New York Stock Exchange under the symbol SG. Quarterly high and low closing stock prices for 1998 and 1999 were:

1999                       HIGH                       LOW
First Quarter              $18.25                     $16.75
Second Quarter              19.50                      15.44
Third Quarter               21.00                      19.19
Fourth Quarter              19.75                      14.50

1998                       HIGH                       LOW
First Quarter              $23.00                    $19.25
Second Quarter              23.44                     17.56
Third Quarter               24.00                     18.31
Fourth Quarter              19.31                     16.00

NUMBER OF SHAREHOLDERS
As of March 13, 2000, we had approximately 106 shareholders of record. This number excludes individual shareholders holding stock under nominee security position listings.

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

DIVIDEND POLICY
The Company has never declared or paid any dividends on its Common Stock. The Company currently anticipates that its earnings will be retained for development of the Company's business and does not anticipate paying any cash dividends on its Common stock in the foreseeable future.